                                [Koor Letterhead]
                                                                      EXHIBIT A

                                                                 March 23, 2000



The Securities Authority      The Tel Aviv Stock     The Registrar of Companies
22 Kanfei Nesharim St.          Exchange             97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.      Jerusalem 91007
                              Tel Aviv 65202
---------------               ------------------     ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

     Re:  Immediate Report - Koor Industries Ltd.
          Company No. 52-001414-3


          We hereby enclose the Consolidated Financial Statements of Koor Industries Ltd., together with the Directors' Report for the period of January 1, 1999 - December 31, 1999.

                                        Yours sincerely,



                                        /s/ Yossef Ben Shalom
                                        ---------------------------------------
                                        Koor Industries Ltd.
                                        Yossef Ben Shalom
                                        Executive Vice President
                                        & Chief Financial Officer

                                  Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at 31 December, 1999
-------------------------------------------------------------------------------


Contents


                                                                           Page


Auditors' Report                                                              2


Financial Statements

Consolidated Balance Sheets                                                   3

Company Balance Sheets                                                        4

Consolidated Statements of Operations                                         5

Company Statements of Operations                                              6

Statement of Shareholders' Equity                                             7

Consolidated Statements of Cash Flows                                        11

Company Statements of Cash Flows                                             16

Notes to the Financial Statements                                            18

March 23, 2000

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (the "Company") as at December 31, 1999 and 1998, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 1999. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 18% and 30% of the total consolidated assets as at December 31, 1999 and 1998 respectively, and whose revenues constitute 16%, 31% and 48% of the total consolidated revenues for the years ended December 31, 1999, 1998, and 1997 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with Israeli generally accepted auditing standards, including those prescribed by the Israeli Auditors' Regulations (Manner of Auditors Performance), 1973, which do not differ, in any significant respect, from U.S. generally accepted auditing standards. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as at December 31, 1999 and 1998 and the results of their operations, the changes in shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 1999, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 28 to the consolidated financial statements). Furthermore, these statements have, in our opinion, been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our above opinion we call attention to Note 18A(1) to the financial statements, relating to an investigation by the Restrictive Trade Practices Authority, concerning the alleged coordination of prices in the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd. (formerly - "Telrad Industries and Telecommunications Ltd.").





Certified Public Accountants (Isr.)

Consolidated Balance Sheets as at December 31
-------------------------------------------------------------------------------
In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                  (Note 2B)
                                                                                   December 31              --------------
                                                                          ---------------------------          December 31
                                                                              1999            1998                    1999
                                                                          ----------       ----------       --------------
                                                              Note                NIS thousands             US $ thousands
--------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                                  1,448,706        1,491,373           348,834
Short-term deposits and investments                              4           472,335        1,587,346           113,733
Trade receivables                                                5         3,213,207        3,629,163           773,707
Other receivables                                                6           660,608          683,944           159,068
Inventories and work in process,
 net of customer advances                                        7         2,123,687        2,810,513           511,362
                                                                          ----------       ----------         ---------
Total current assets                                                       7,918,543       10,202,339         1,906,704
                                                                          ----------       ----------         ---------
Investments and long-term
 receivables
Investments in affiliates                                        8         3,495,772        1,623,060           841,746
Other investments and receivables                                9           757,747          581,936           182,458
                                                                          ----------       ----------         ---------
                                                                           4,253,519        2,204,996         1,024,204
                                                                          ----------       ----------         ---------
Fixed assets                                                    10
Cost                                                                      10,662,967       10,841,579         2,567,533
Less - accumulated depreciation                                            6,091,693        6,325,688         1,466,817
                                                                          ----------       ----------         ---------
                                                                           4,571,274        4,515,891         1,100,716
                                                                          ----------       ----------         ---------

Intangible assets and deferred expenses                                   ----------       ----------         ---------
 after amortisation                                             11           627,264          862,322           151,039
                                                                          ----------       ----------         ---------
                                                                          17,370,600       17,785,548         4,182,663
                                                                          ==========       ==========         =========

                                  Koor Industries Ltd. (An Israeli Corporation)
-------------------------------------------------------------------------------

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                  (Note 2B)
                                                                                   December 31              --------------
                                                                          ---------------------------          December 31
                                                                              1999            1998                    1999
                                                                          ----------       ----------       --------------
                                                              Note                NIS thousands             US $ thousands
--------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders Equity

Current liabilities
Credits from banks and others                                   12         3,559,014        2,730,806           856,975
Trade payables                                                  13         1,512,037        1,545,269           364,083
Other payables and accruals                                     14         1,733,912        2,106,802           417,508
Customer advances, net of work in process                        7           203,449          332,420            48,988
                                                                          ----------       ----------         ---------
Total current liabilities                                                  7,008,412        6,715,297         1,687,554
                                                                          ----------       ----------         ---------
Long-term liabilities
Net of current maturities:                                      15,21
  Bank loans                                                               3,691,887        4,297,966           888,969
  Other loans                                                                133,060          106,760            32,039
  Debentures                                                                  65,228           96,486            15,706
  Convertible debentures                                                     180,159          194,589            43,380
Customer advances                                                             45,583          180,834            10,976
Deferred taxes                                                  16F           236,895          219,514            57,042
Liability for employee severance benefits                       17           304,891          264,048            73,415
                                                                          ----------       ----------         ---------
Total long-term liabilities                                                4,657,703        5,360,197         1,121,527
                                                                          ----------       ----------         ---------
Contingent liabilities and commitments                          18

Minority Interest                                                          1,319,771        1,634,136           317,787
                                                                          ----------       ----------         ---------
Shareholders' Equity                                            20         4,384,714        4,075,918         1,055,795
                                                                          ----------       ----------         ---------



                                                                          ----------       ----------         ---------
                                                                          17,370,600       17,785,548         4,182,663
                                                                          ==========       ==========         =========


                                   /s/ Jonathan Kolber                             /s/ Avraham Harel
                                   -------------------------                      --------------------------------
March 23, 2000                          Jonathan Kolber                                    Avraham Harel
                                     CEO and Vice Chairman                        Member of the Board of Directors
                                   of the Board of Directors

--------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

Company Balance Sheets as at December 31
-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                  (Note 2B)
                                                                                   December 31              --------------
                                                                          ---------------------------          December 31
                                                                              1999            1998                    1999
                                                                          ----------       ----------       --------------
                                                              Note                NIS thousands             US $ thousands
--------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                                    725,354          315,453           174,658
Short-term deposits and investments                              4           279,097          171,584            67,204
Current maturities of loans to investees                                       1,699                -               409
Receivables :
  Investees                                                     6,16E         94,905          442,302            22,852
  Deferred taxes                                                             129,000                -            31,062
  Others                                                         6            26,176           15,181             6,303
                                                                          ----------       ----------         ---------
Total current assets                                                       1,256,231          944,520           302,488
                                                                          ----------       ----------         ---------

Investments and long-term receivables

Investments in investees                                         8         6,400,868        6,398,708         1,541,264
Other investments and receivables                                9           383,377           98,897            92,313
                                                                          ----------       ----------         ---------

                                                                           6,784,245        6,497,605         1,633,577
                                                                          ----------       ----------         ---------
Fixed assets                                                    10
Cost                                                                          40,383           31,286             9,724
Less - accumulated depreciation                                               (1,983)           (3,091)           (478)
                                                                          ----------       ----------         ---------
                                                                              38,400           28,195             9,246
                                                                          ----------       ----------         ---------

Cost of raising of capital, net of
 amortisation                                                   11             1,564            2,773               376
                                                                          ----------       ----------         ---------



                                                                          ----------       ----------         ---------
                                                                           8,080,440        7,473,093         1,945,687
                                                                          ==========       ==========         =========

                                  Koor Industries Ltd. (An Israeli Corporation)
-------------------------------------------------------------------------------

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                  (Note 2B)
                                                                                   December 31              --------------
                                                                          ---------------------------          December 31
                                                                              1999            1998                    1999
                                                                          ----------       ----------       --------------
                                                              Note                NIS thousands             US $ thousands
--------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                    12           977,516           72,027           235,376
Trade payables                                                                 1,657            7,187               399
Payables and accruals:
  Investees                                                                   79,849          107,779            19,227
  Interim dividend                                                           166,962           87,299            40,203
  Others                                                        14           134,210           79,433            32,316
                                                                          ----------       ----------         ---------
Total current liabilities                                                  1,360,194          353,725           327,521
                                                                          ----------       ----------         ---------
Long-term liabilities
Net of current maturities:                                  15, 21
  Bank loans                                                               2,128,779        2,829,509           512,588
  Convertible debentures                                                     170,897          165,918            41,150
  Investees                                                                   29,342           30,956             7,065
Liability for employee severance
 benefits, net                                                  17             6,514           17,067             1,569
                                                                          ----------       ----------         ---------
Total long-term liabilities                                                2,335,532        3,043,450           562,372
                                                                          ----------       ----------         ---------
Contingent liabilities and commitments                          18

Total shareholders' equity                                      20         4,384,714        4,075,918         1,055,794
                                                                          ----------       ----------         ---------



                                                                          ----------       ----------         ---------
                                                                           8,080,440        7,473,093         1,945,687
                                                                          ==========       ==========         =========



                                    /s/ Jonathan Kolber                           /s/ Avraham Harel
                                   -------------------------                      --------------------------------
March 23, 2000                          Jonathan Kolber                                    Avraham Harel
                                     CEO and Vice Chairman                        Member of the Board of Directors
                                   of the Board of Directors


The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations*
-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                           Note                      NIS thousands                    US $ thousands
--------------------------------------------------------------------------------------------------------------------
Income from sales
 and services                              23A        10,675,301      12,792,316      12,925,375         2,570,503
Cost of sales and services
                                           23B         8,129,866     * 9,867,024     * 9,890,029         1,957,588
                                                      ----------     -----------     -----------         ---------
Gross profit                                           2,545,435     * 2,925,292     * 3,035,346           612,915
Selling and marketing
 expenses                                  23C           978,056     * 1,202,457     * 1,125,264           235,506
General and                                23D
 administrative expenses                                 729,509       1,010,885         874,488           175,658
                                                      ----------     -----------     -----------         ---------
Operating earnings                                       837,870         711,950       1,035,594           201,751
Financing expenses, net                    23E           358,289         251,015         151,843            86,273
                                                      ----------     -----------     -----------         ---------
                                                         479,581         460,935         883,751           115,478
Other income (expenses),
 net                                       23F           107,228         (71,270)        117,399            25,820
                                                      ----------     -----------     -----------         ---------
Earnings before income
 tax                                                     586,809         389,665       1,001,150           141,298
Income tax                                 16G           161,887         233,985         235,847            38,981
                                                      ----------     -----------     -----------         ---------
                                                         424,922         155,680         765,303           102,317
Group's equity in the
 operating results of
 affiliates, net                           23G           121,725          61,985          10,635            29,310
                                                      ----------     -----------     -----------         ---------
                                                         546,647         217,665         775,938           131,627
Minority interest in
 subsidiaries, net                                         2,472        (239,964)       (254,530)              595
                                                      ----------     -----------     -----------         ---------
Net earnings (loss) from
 continuing activities                                   549,119         (22,299)        521,408           132,222
Result of discontinued
activities, net                            24H                 -          69,420          15,929                 -
                                                      ----------     -----------     -----------         ---------
Net earnings for the year                                549,119          47,121         537,337           132,222
                                                      ==========     ===========     ===========         =========

                                                             NIS             NIS             NIS               US$
                                                      ----------     -----------     -----------         ---------
Basic earnings (loss) per
 NIS 1 par value
 of ordinary shares:                        26
Continuing activities                                     34,892          (1,347)         34,014             8,402
Discontinued activities                                        -           4,414           1,032                 -
                                                      ----------     -----------     -----------         ---------
                                                          34,892           3,067          35,046             8,402
                                                      ==========     ===========     ===========         =========
Diluted earnings per
 NIS 1 par value of
 ordinary shares:                           26
Continuing activities                                     34,559          (1,347)         33,038             8,321
Discontinued activities                                        -           4,414           1,015                 -
                                                      ----------     -----------     -----------         ---------
                                                          34,559           3,067          34,053             8,321
                                                      ==========     ===========     ===========         =========

*  Reclassified.


The accompanying notes are an integral part of the financial statements

                                  Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                           Note                      NIS thousands                    US $ thousands
---------------------------------------------------------------------------------------------------------------------
Income
Management services                        23A            65,121          62,752         101,516            15,680
Others, net                                23F                 -               -          95,858                 -
Financing, net                             23E                 -               -           8,639                 -
                                                      ----------     -----------     -----------         ---------
Total income                                              65,121          62,752         206,013            15,680
                                                      ----------     -----------     -----------         ---------
Expenses
Administrative                             23D            66,170         116,643         102,888            15,933
Others, net                                23F           107,505           6,729               -            25,886
Financing, net                             23E           160,475          84,568               -            38,641
                                                      ----------     -----------     -----------         ---------
Total expenses                                           334,150         207,940         102,888            80,460
                                                      ----------     -----------     -----------         ---------
Earnings (loss) before
 income tax                                             (269,029)       (145,188)        103,125           (64,780)
Income tax                                               101,500               -               -            24,440
                                                      ----------     -----------     -----------         ---------
                                                        (167,529)       (145,188)        103,125           (40,340)

Koor's equity in the
 operating results of
 investees, net                            23G           716,648         122,889         418,283           172,562
                                                      ----------     -----------     -----------         ---------
Net earnings (loss) from
 continuing activities                                   549,119         (22,299)        521,408           132,222

Results of discontinued
 activities, net                           24H                 -          69,420          15,929                 -
                                                      ----------     -----------     -----------         ---------
Net earnings for the year                                549,119          47,121         537,337           132,222
                                                      ==========     ===========     ===========         =========

                                                             NIS             NIS             NIS               NIS
                                                      ----------     -----------     -----------         ---------

Basic earnings (loss )
 per NIS 1 par value of
  ordinary shares :                         26
Continuing activities                                     34,892          (1,347)         34,014             8,402
Discontinued activities                                        -           4,414           1,032                 -
                                                      ----------     -----------     -----------         ---------
                                                          34,892           3,067          35,046             8,402
                                                      ==========     ===========     ===========         =========
Diluted earnings
 (losses)  per NIS 1 par
 value of ordinary shares                   26
Continuing activities                                     34,559          (1,347)         33,038             8,321
Discontinued activities                                        -           4,414           1,015                 -
                                                      ----------     -----------     -----------         ---------
                                                          34,559           3,067          34,053             8,321
                                                      ==========     ===========     ===========         =========


The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                 Number     Share     Capital      Company      Cumulative   Retained    Total
                                                     of     capital   reserves    shares held     foreign    earnings
                                                 ordinary                              by        currency
                                                shares (1)                        subsidiaries  translation
                                                                                                adjustments
                                                --------------------------------------------------------------------------------
                                                                                              NIS thousands
                                                             -------------------------------------------------------------------
Balance at January 1, 1997                      15,079,830   532,746  2,176,402       (7,007)     (738,856)  2,077,186 4,040,471

Changes during 1997:
Net income                                               -         -          -            -             -     537,337   537,337
Exercise of stock options granted
 to Israeli banks                                                  1      1,855                                      -     1,856
Interim dividend                                         -         -          -            -             -     (57,902   (57,902)
Interim dividend                                         -         -          -            -             -     (29,817)  (29,817)
Interim dividend                                         -         -          -            -             -     (30,668)  (30,668)
Erosion of dividend proposed in 1996                     -         -          -            -             -       2,717     2,717
Cumulative foreign currency translation
 adjustments                                             -         -          -            -        18,228           -    18,228
Purchase of Company shares by subsidiaries,
 net, and dividend received therefrom             (132,924)                          (46,634)            -       2,016   (44,618)
Exercise of stock options (series 2)               233,157       * -     94,602            -             -           -    94,602
Exercise of stock options granted to
 senior employees (2)                              127,506       * -          -            -             -           -         -
                                                ----------   -------  ---------      -------       -------   --------- ---------
Balance at 31 December, 1997                    15,307,569   532,747  2,272,859      (53,641)     (720,628)  2,500,869 4,532,206
                                                ==========   =======  =========      =======       =======   ========= =========

*    Represents an amount lower than NIS 1,000.

(1)  Net of subsidiaries holdings.

(2)  See also Note 20(c).


The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                  Number     Share    Capital    Company       Cumulative    Retained    Total
                                                    of      capital   reserves  shares held    foreign       earnings
                                                ordinary                              by       currency
                                                shares (1)                      subsidiaries   translation
                                                                                               adjustments
                                                ---------------------------------------------------------------------------------
                                                                                              NIS thousands
                                                             --------------------------------------------------------------------
Balance at January 1, 1998                      15,307,569   532,747  2,272,859     (53,641)      (720,628)  2,500,869 4,532,206

Changes during 1997:
Net income                                               -         -          -           -              -      47,121    47,121
Exercise of stock options granted
 to Israeli banks                                        -       * -        619           -              -           -       619
Interim dividend                                         -         -          -           -              -     (68,870)  (68,870)
Interim dividend                                         -         -          -           -              -     (66,352)  (66,352)
Interim dividend                                         -         -          -           -              -     (87,299)  (87,299)
Erosion of dividend proposed in 1996                     -         -          -           -              -         724       724
Cumulative foreign currency translation adjustments      -         -          -           -        163,068           -   163,068
Dividend from company shares held by subsidiaries        -         -          -           -              -       2,074     2,074
Conversion of debentures into shares               315,658         1    141,163           -              -           -   141,164
Employee benefit from options granted by a
 controlling shareholder (2)                             -         -      6,080           -              -           -     6,080
Adjustment of consideration in respect of purchase
 of investment from controlling shareholder (3)          -         -     (6,080)          -              -    (588,904) (594,984)
Exercise of stock options granted to senior
 employees (2)                                     100,100       * -          -           -              -          -          -
Other adjustments                                        -         -        367           -              -          -        367
                                                ----------   -------  ---------      -------       -------   --------- ---------
Balance at 31 December, 1998                    15,723,327   532,748  2,415,008     (53,641)      (557,560)  1,739,363 4,075,918
                                                ==========   =======  =========      =======       =======   ========= =========

*    Represents an amount lower than NIS 1,000.
(1)  Net of subsidiaries' holdings.
(2)  See also Note 20C.
(3)  See Note 3A.


The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------
In terms of shekels of December 1999

                                                 Number     Share     Capital     Company      Cumulative   Retained   Total
                                                  of        capital   reserves   shares held    foreign     earnings
                                                ordinary                             by         currency
                                                shares (1)                       subsidiaries  translation
                                                                                               adjustments
                                                -------------------------------------------------------------------------------
                                                                                              NIS thousands
                                                             ------------------------------------------------------------------
Balances at January 1, 1999                     15,723,327   532,748  2,415,008    (53,641)      (557,560)  1,739,363 4,075,918

Changes during 1999:
Net income                                               -         -          -          -              -     549,119   549,119
Exercise of stock options granted
 to Israeli banks                                        -       * -        414          -              -           -       414
Interim dividend                                         -         -          -          -              -     (58,228)  (58,228)
Interim dividend                                         -         -          -          -              -     (42,934)  (42,934)
Interim dividend                                         -         -          -          -              -    (124,028) (124,028)
Erosion of dividend proposed in 1998                     -         -          -          -              -        (442)     (442)
Cumulative foreign currency translation adjustments      -         -          -          -        (19,350)          -   (19,350)
Dividend from company shares held by subsidiaries        -         -          -          -              -       2,412     2,412
Conversion of debentures into shares                 2,171       * -      1,020          -              -           -     1,020
Employee benefit from options granted by a
 controlling shareholder (2)                             -         -        774          -              -           -       774
Exercise of stock options granted to senior
 employees (2)                                       5,473       * -          -                         -           -         -
Other adjustments                                        -         -         39          -              -           -        39
                                                ----------   -------  ---------     -------       -------   --------- ---------
Balance at 31 December, 1999                    15,730,971   532,748  2,417,255    (53,641)       (576,910) 2,065,262 4,384,714
                                                ==========   =======  =========     =======       =======   ========= =========

*    Represents an amount lower than NIS 1,000.
(1)  Net of subsidiaries' holdings.
(2)  See also Note 20C.



The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

------------------------------------------------------------------------------

Convenience translation into US dollars (Note 2B)

                                                    Number     Share    Capital        Company    Cumulative   Retained   Total
                                                        of   capital   reserves    shares held       foreign   earnings
                                                  ordinary                                  by      currency
                                                shares (1)                        subsidiaries   translation
                                                                                                 adjustments
                                                --------------------------------------------------------------------------------
                                                                                              NIS thousands
                                                             -------------------------------------------------------------------
Balance at  January 1, 1999                     15,723,327   128,280    581,509    (12,916)      (134,255)    418,821   981,439

Changes during 1999:
Net income                                               -         -          -          -              -     132,222   132,222
Exercise of stock options granted
 to Israeli banks                                        -       * -        100          -              -           -       100
Interim dividend                                         -         -          -          -              -     (14,021)  (14,021)
Interim dividend                                         -         -          -          -              -     (10,338)  (10,338)
Interim dividend                                         -         -          -          -              -     (29,865)  (29,865)
Erosion of dividend proposed in 1998                     -         -          -          -              -        (106)     (106)
Cumulative foreign currency translation adjustments      -         -          -          -         (4,659)          -    (4,659)
Dividend from company shares held by subsidiaries        -         -          -          -              -         581       581
Conversion of debentures into shares                 2,171       * -        246          -              -           -       246
Employee benefit from options granted by a
 controlling shareholder (2)                             -         -        186          -              -           -       186
Exercise of stock options granted to senior
 employees (2)                                       5,473       * -          -          -              -           -         -
Other adjustments                                        -         -          9          -              -           -         9
                                                ----------   -------  ---------     ------        -------   --------- ---------
Balance at 31 December, 1999                    15,730,971   128,280    582,050    (12,916)      (138,914)    497,294 1,055,794
                                                ==========   =======  =========     ======        =======   ========= =========

(1)  Net of subsidiaries' holdings.
(2)  See also Note 20C.

*    Represents an amount lower than $ 1,000.


The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
---------------------------------------------------------------------------------------------------------------------
Cash flows generated by operating
 activities:
Net earnings                                             549,119          47,121         537,337           132,222
Adjustments to reconcile net earnings to
 cash flows generated by
 operating activities (A)                                171,509         632,419         285,503            41,298
                                                      ----------    ------------       -----------    --------------
Net cash inflow generated by operating
 activities                                              720,628         679,540         822,840           173,520
                                                      ----------    ------------       -----------    --------------
Cash flows generated by investing
 activities:
Purchase of fixed assets                                (654,694)     (1,056,788)       (991,967)         (157,646)
Investment grants in respect of fixed assets              45,050          16,015          54,860            10,849
Amounts charged to intangible assets and
 deferred expenses                                      (107,293)        (92,092)        (58,337)          (25,835)
Additional investments in subsidiaries                  (118,869)     (1,255,337)        (94,414)          (28,622)
Acquisition of initially-consolidated
 subsidiaries (B)                                       (234,432)       (231,504)        (18,902)          (56,449)
Investments in affiliates                               (886,984)     (1,897,053)        (40,451)         (213,577)
Investments in loans to affiliates                        (5,911)         (8,265)        (10,874)           (1,423)
Repayment of long-term loans to affiliates                   105          27,007           4,966                25
Proceeds from realisation of investments in
 formerly consolidated subsidiaries, net of
 cash in those subsidiaries at the time they
 ceased being consolidated (C)                           508,144         540,513         168,914           122,357
Purchase of consolidated companies' shares
 by their consolidated companies                        (116,497)              -               -           (28,051)
Investment in restricted bank deposit                          -        (746,194)              -                 -
Proceeds from disposal of investments
 in investees                                            140,277         314,401         241,660            33,777
Proceeds from sale of fixed assets                       185,893          71,493          81,589            44,761
Decrease (increase) in other
 investments                                            (347,184)        184,082        (210,607)          (83,598)
Changes in short-term deposits and
 investments, net                                       (150,962)       (161,955)       (193,615)          (36,351)
                                                      ----------    ------------       -----------    --------------
Net cash outflow generated by investing
 activities                                           (1,743,357)     (4,295,677)     (1,067,178)         (419,783)
                                                      ----------    ------------       -----------    --------------



The accompanying notes are an integral part of the financial statements

                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 1999
                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
---------------------------------------------------------------------------------------------------------------------
Cash flows generated by financing
 activities:
Proceeds from exercise of stock options                      414             619          96,458               100
Purchase of Company shares by
 subsidiaries, net                                             -               -         (46,634)                -
Dividend paid                                           (144,411)       (193,176)       (127,274)          (34,773)
Issuance of shares to minority in
 subsidiaries                                             13,552         299,638         182,147            3,263
Dividend paid to minority in
 subsidiaries                                            (12,894)        (25,859)        (30,555)          (3,105)
Payment of suppliers credit received
 for the purchase of fixed assets                         (1,232)         (1,917)         (5,150)            (297)
Issuance of convertible debentures                        62,220         746,194               -           14,982
Proceeds from principal of long-term
 loans and other long-term liabilities                   763,930       3,394,867         836,116           183,947
Repayment of long-term loans, debentures
 and other long-term liabilities                        (606,496)       (684,889)       (683,921)         (146,038)
Credit from banks and others, net                        913,907         172,504         362,992           220,060
                                                        ---------      ---------        --------          ---------

Net cash inflow generated by financing
 activities                                              988,990       3,707,981         584,179           238,139
                                                        --------       ---------         -------          --------

Translation differences in respect of cash
balances of autonomous foreign investees                  (8,928)         64,746           4,091            (2,149)
                                                         --------       --------          ------           --------

Increase (decrease) in cash and cash
 equivalents                                             (42,667)        156,590         343,932           (10,273)

Balance of cash and cash equivalents
 at beginning of year                                  1,491,373       1,334,783         990,851           359,107
                                                       ---------       ---------         -------           -------

Balance of cash and cash equivalents
 at end of year                                        1,448,706       1,491,373       1,334,783           348,834
                                                       =========       =========       =========           =======



The accompanying notes are an integral part of the financial statements

                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
--------------------------------------------------------------------------------------------------------------------
A.   Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities:

Income and expenses not involving
cash flows:

  Minority interest in subsidiaries, net                  (2,472)        247,052         266,784              (595)
  Dividend received from affiliates net
    of equity in the operating results
    (equity in operating results of
    affiliates net of dividend received
    therefrom)                                           (74,696)        (34,240)          3,325           (17,986)
  Depreciation and amortisation                          570,070         683,095         672,359           137,267
  Deferred taxes                                        (155,683)       (117,068)         15,815           (37,487)
  Increase in liabilities in respect of
    employee severance benefits, net                      60,061          82,604           7,608            14,462
  Capital losses (gains), net:
  Fixed assets                                             2,993           7,339         (15,413)              721
  Investments in formerly consolidated
    subsidiaries                                        (401,880)       (147,902)        (70,791)          (96,769)
  Investments in investees                               (47,560)       (249,716)       (108,855)          (11,452)
  Inflationary adjustment of principal of
    long-term loans and other liabilities                (43,814)         53,510          26,664           (10,550)
  Inflationary erosion of principal of
    credit from banks and others                               -          16,204               -                -
  Adjustment of value of investments,
    deposits and loans receivable                         (2,619)        (54,425)         (5,321)             (631)
  Write-down in value of assets and
    investments                                          262,232         227,398          47,052            63,144
  Liquidating dividend                                         -               -         (20,327)                -
  Employee benefits granted by a
    controlling shareholder                                  774           6,080               -               186
                                                        --------         -------        --------            ------
                                                         167,406         719,931         818,900            40,310
                                                        --------         -------        --------            ------



The accompanying notes are an integral part of the financial statements

                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
--------------------------------------------------------------------------------------------------------------------
Changes in operating asset and
 liability items:
Increase in trade receivables and other
 receivables (after taking into
 account non-current amounts)                           (363,926)       (639,503)        (426,242)         (87,630)
Decrease (increase) in inventory, work
 in process and customer advances
(including long-term customer
 advances and deposits)                                  (31,029)        (10,777)          56,010           (7,471)
Increase (decrease) in trade payables
 and other payables and accruals                         399,058         562,768         (163,165)          96,089
                                                       ---------      ----------     ------------        ---------
                                                           4,103         (87,512)        (533,397)             988
                                                       ---------      ----------     ------------        ---------
                                                         171,509         632,419          285,503           41,298
                                                       =========      ==========     ============        =========
B.  Acquisition of initially
      consolidated subsidiaries

Assets and liabilities of the
 subsidiaries at date of acquisition:

  Working capital deficit (surplus),
   excluding cash and cash equivalents                   137,360        (150,468)         (1,070)           33,075
  Fixed assets and investments                          (808,959)        (43,830)        (85,186)         (194,789)
  Long-term liabilities                                  192,422           4,675          75,859            46,333
  Minority interest in subsidiaries                       61,938           2,437          22,241            14,914
  Excess of cost over net asset value
   upon acquisition                                      (37,921)        (48,328)        (48,470)           (9,131)
  Equity in net assets                                   108,597           4,010          (2,603)           26,149
  Liquidating dividend                                         -               -          20,327                 -
  Liability for acquisition of subsidiaries              112,131               -                -           27,000
                                                       ---------      ----------     ------------        ---------
                                                        (234,432)       (231,504)         (18,902)         (56,449)
                                                       =========      ==========     ============        =========



The accompanying notes are an integral part of the financial statements

Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
--------------------------------------------------------------------------------------------------------------------
C.  Proceeds from realisation of
      investments in formerly
      consolidated subsidiaries, net of cash
      in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly
 consolidated subsidiaries at the
 time they ceased being consolidated:

 Working capital surplus, excluding
  cash and cash equivalents                              610,811          94,836          38,282           147,077
Fixed assets and investments                             994,450         793,540         260,452           239,453
 Long-term liabilities                                  (233,786)       (249,922)       (168,786)          (56,293)
 Minority interest in the subsidiaries as at
  the date of sale                                      (243,164)       (206,326)        (25,551)          (58,551)
 Investments in affiliated companies, net             (1,022,047)              -               -          (246,098)
Consideration not yet received from
   consolidation of companies                                  -         (39,517)         (6,274)                -
 Capital gain on sale of  investments
  in the subsidiaries                                    401,880         147,902          70,791            96,768
                                                       ---------      ----------     ------------        ---------
                                                         508,144         540,513         168,914           122,356
                                                       =========      ==========     ============        =========
D.  Non-cash transactions:
Purchase of fixed assets                                   5,897           6,673          20,637             1,420
                                                       =========      ==========     ============        =========
Investment grant receivable                                    -               -             234                 -
                                                       =========      ==========     ============        =========
Purchase of other assets                                   8,306          29,426          24,911             2,000
                                                       =========      ==========     ============        =========
Purchase of switching division                             3,945               -               -               950
                                                       =========      ==========     ============        =========
Proceeds from sale of fixed assets and
investees                                                      -          44,874          17,384                 -
                                                       =========      ==========     ============        =========
Investment in initially consolidated
 subsidiaries                                            112,131               -               -            27,000
                                                       =========      ==========     ============        =========
Proposed dividend to minority shareholders                     -           8,793          12,963                 -
                                                       =========      ==========     ============        =========
Interim dividend                                         165,172          86,363          59,820            39,772
                                                       =========      ==========     ============        =========
Conversion of convertible debentures into
 shares of the Company and of subsidiaries                 1,020         141,492               -               246
                                                       =========      ==========     ============        =========
Conversion of current trade receivables
 into long-term loans receivable                               -               -           8,508                 -
                                                       =========      ==========     ============        =========

The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows
-------------------------------------------------------------------------------

In terms of shekels of December 1999
                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
--------------------------------------------------------------------------------------------------------------------
Cash flows generated by operating
 activities:
Net earnings                                             549,119          47,121         537,337           132,222
Adjustments to reconcile net earnings
 to cash flows generated by
 operating activities (A)                               (322,620)        175,337        (367,197)          (78,875)
                                                       ---------      ----------    ------------         ---------
Net cash inflow generated by operating
 activities                                              226,499         222,458         170,140            53,347
                                                       ---------      ----------    ------------         ---------
Cash flows generated by investing
   activities:
  Investees - acquisition of shares, payments
   on account of shares, loans granted, and
   non-current accounts                               (1,098,942)     (3,633,853)       (113,341)         (259,010)
  Purchase of fixed assets                               (14,052)        (26,320)           (776)           (3,384)
  Increase in investments and other
   receivables, net                                     (355,461)        (39,464)        (62,194)          (85,591)
  Proceeds from sale of fixed assets                         949           1,707             440               229
  Proceeds from realisation of investments
   in investees, net                                     178,379         409,463         257,800            41,946
  Dividend received from an investees                  1,448,145         542,761               -           345,292
  Investment in short-term deposits and
   investments, net                                      (86,748)         (2,553)        (30,820)          (20,888)
                                                       ---------      ----------    ------------         ---------
Net cash inflow (outflow) generated by
 investing activities                                     72,270      (2,748,259)         51,109            18,594
                                                       ---------      ----------    ------------         ---------
Cash flows generated by financing
  activities:
  Proceeds from exercise of stock options                    414             619          96,458               100
  Dividend paid                                         (145,969)       (194,979)       (128,626)          (35,148)
  Receipt of long-term loans and other
   long-term liabilities                                 107,062       2,779,618          10,594            25,779
  Payments of long-term loans and
   other long-term liabilities                           (90,819)        (86,358)        (68,910)          (21,868)
  Credit from banks and others, net                      240,444          (6,137)           (968)          57,896
                                                       ---------      ----------    ------------         ---------
Net cash inflow (outflow) generated by
 financing activities                                    111,132       2,492,763         (91,452)           26,759
                                                       ---------      ----------    ------------         ---------
Increase (decrease) in cash and cash
 equivalents                                             409,901         (33,038)        129,797            98,700
Balance of cash and cash equivalents at
 beginning of year                                       315,453         348,491         218,694            75,958
                                                       ---------      ----------    ------------         ---------
Balance of cash and cash equivalents at
 end of year                                             725,354         315,453         348,491           174,658
                                                       =========      ==========    ============         =========



The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                         Convenience
                                                                                                         translation
                                                                                                            (Note 2B)
                                                                                                      --------------
                                                                 Year Ended December 31                   Year Ended
                                                      --------------------------------------------       December 31
                                                            1999            1998              1997              1999
                                                      ----------    ------------       -----------    --------------
                                                                     NIS thousands                    US $ thousands
--------------------------------------------------------------------------------------------------------------------
(A)  Adjustments to reconcile net earnings
     to cash flows generated by
     operating activities:
Income and expenses not involving
 cash flows:
  Dividend received from investees net of equity
   in their operating results (equity in operating
   results of investees, net of dividend
   received therefrom)                                  (206,403)        141,275        (299,014)          (46,294)
  Depreciation and amortisation                            2,433           3,143           4,608               587
  Deferred taxes                                        (129,000)              -               -           (31,062)
  Increase (decrease) in liability in respect of
   employee severance benefits, net                      (10,553)        (22,508)         12,425            (2,541)
  Capital losses (gains), net:
  Fixed assets                                             1,661           1,121              86               400
  Investment in investees                                (44,699)       (113,159)        (93,088)          (10,763)
  Decrease (increase) in value of deposits
   and other erosions, net                                 1,202             435          (3,834)              289
  Exchange rate differences and erosion of
   principal of long-term loans and other
   liabilities                                           (19,327)         13,059           5,171            (4,654)
  Erosion of principal of credit from banks
   and others                                                  -           6,678               -                -
  Employee benefits from option
   granted by a controlling shareholder                      774           6,080               -               186
  Write down in value of investments                     153,989         131,090               -            37,079
                                                       ---------      ----------    ------------         ---------
                                                        (249,923)        167,214        (373,646)          (56,773)
                                                       ---------      ----------    ------------         ---------
Changes in operating assets and liability
 items:
  Decrease (increase) in current accounts of
   investees, net                                        (88,911)         26,003          (5,531)          (26,007)
  Decrease (increase) in receivables                     (11,007)         (2,520)          1,743            (2,650)
  Increase (decrease) in payables and
   accruals                                               27,221         (15,360)         10,237             6,555
                                                       ---------      ----------    ------------         ---------
                                                         (72,697)          8,123           6,449           (22,102)
                                                       ---------      ----------    ------------         ---------
                                                        (322,620)        175,337        (367,197)          (78,875)
                                                       =========      ==========    ============         =========
(B) Significant non-cash transactions:

Interim dividend                                         166,962          87,299          60,484            40,203
                                                       =========      ==========    ============         =========




The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 1 - General

     A. Koor Industries Ltd. is a diversified holding company, which operates in the fields of telecommunication, defence electronics, agro-chemicals and other chemicals and building and infrastructure materials, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

          The Company's shares are traded both on the Tel-Aviv Stock Exchange and on the New York Stock Exchange.


Note 2 - Significant Accounting Policies

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in
     Note 28.

     The significant accounting policies, which were applied on a consistent basis, are as follows: In these financial Statements:

     A.   Definitions:

     1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

     2. Subsidiaries - companies in which more than 50% of the equity is held by Koor.

     3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method in Koor's financial statements.

     4. Affiliates - companies, in which Koor has voting or equity rights which give it significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

     5. Investees - subsidiaries, proportionately consolidated companies and affiliates.

     6. Related parties - as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, including related parties as defined by the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

     B.   Adjusted financial statements:

     1.   a)   All NIS figures in the financial statements are stated in terms of NIS of a identical purchasing power (NIS of December 1999), the required adjustments are based upon the changes in the Israeli Consumer Price Index (hereinafter - "CPI")

          b) The adjustments of the financial statements of the Koor Group's is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in historical NIS, or in other functional currencies.

          c) The adjusted amounts of non-monetary assets do not necessarily represent their realisable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

     2. The adjusted financial statements as at 31 December, 1999 and for the year then ended have been translated into dollars using the representative exchange rate as at that date ($ 1 = NIS 4.153). The translation was made solely for the convenience of the reader. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

     3. The following principles of adjustment relate to those companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

          a) Non-monetary items (mainly fixed assets, inventory, work in process and related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the related transactions were carried out. The components of the statement of operations relating to non-monetary items (mainly changes in inventory and work in progress, depreciation and amortisation) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

          b) Investments in investees and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

          c) Monetary items (items whose amounts in the balance sheet reflect current or realisable values) are presented in the balance sheet as at 31 December, 1999, at their historical amounts (comparative figures are also stated in terms of shekels of December 1999).

          d) The components of the statement of operations (except for financing), relating to transactions carried out during the year
               - sales, purchases, labour costs, etc., have been adjusted according to the CPI at the time the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

          e) The components of the statement of operations relating to provisions included in the balance sheet, such as: liability in respect of employee severance benefits, provision for vacation pay, etc., are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account.

          f) The financing item which is derived from the other items of the statement of operations reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realisation and pledging of marketable securities and the earnings and losses from derivative financial instruments.

          g) Current income expense includes also the expense resulting from the erosion in value of payments on account of income tax from payment date to the end of the year.

     4. Adjustment of financial statements on the basis of the exchange rate of the dollar:

          The financial statements of certain subsidiaries and affiliates are adjusted on the basis of the exchange rate of the dollar. For the purpose of consolidation or inclusion according to the equity method, of the above-mentioned companies, the amounts (in terms of foreign currency), stated in the financial statements of those companies, have been treated, as autonomous foreign investees.

          According to Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate prevailing at the end of the year, of the foreign currency in which the financial statements of those companies were prepared. Balance sheet items as at the beginning of the year, and changes in capital during the year, were translated according to the exchange rate at the beginning of the year or at the date of the change, respectively, and were then adjusted for the changes in the CPI until December 1999. This treatment is relevant both to the autonomous foreign investees as well as to the Israeli companies whose functional currency is the dollar.

          Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments".

     C.   Principles of consolidation:

     1. The consolidated financial statements include the accounts of Koor, all its subsidiaries and proportionately consolidated companies.

          The Group's share in the equity of subsidiaries and proportionately consolidated companies is computed on the basis of their issued share capital. To the extent that sale and/or exercise of convertible securities issued by investee is probable, in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.

     2. Consolidation of financial statements of proportionately consolidated companies

          In accordance with generally accepted accounting principles in Israel, the financial statements of companies that are jointly controlled, mainly Mashav Initiating and Development Ltd. and its subsidiaries, are included in Koor's consolidated financial statements according to the proportionate consolidation method.

     3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortised at equal annual rates over 10 years commencing from the acquisition date.

          Differences resulting from changes in holding rates are charged to the statement of operations, as incurred.

     4. Significant inter-company transactions and balances are eliminated upon consolidation.

     5. Koor's shares which were purchased by subsidiaries are accounted for as treasury stock.

     D.   Use of estimates:

     The financial statements, which were prepared in accordance with generally accepted accounting principles, include amounts based on estimates and assumptions of the Management which take the factor of materiality into consideration. Actual results may differ from such estimates.

     E.   Cash equivalents:

     Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less and which are not encumbered by a lien.

     F.   Marketable securities:

     Investments in marketable securities designated for sale in the short term, which can be sold immediately ("current investments"), are stated at market value. Investments in marketable securities not designated for sale in the short term ("permanent investment") are stated at cost (debentures - including accrued interest), as long as there has not been a decline in value which is not of a temporary nature.

     G.   Allowance for doubtful debts:

     The allowance is partly determined in respect of specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.

     H.   Inventory:

     Inventory is stated at the lower of cost or market value. Cost is determined as follows:

     Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in,first-out" method.

     Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs.

     Merchandise - by the first-in, first-out method or by the moving average method.

     I.   Work in process:

     Work in process is valued at direct production cost, plus allocated indirect expenses, all of which are on an average basis. The cost of work in process under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing.

     Interest is calculated in respect of the excess of the cost of work in process over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in process.

     The excess of the investment in inventory and work in process, over related advances received, is included in current assets, while the excess of advances received over investment is included in current liabilities.

     J.   Investments in investees companies:

     The investments in investees (consolidated - investments in affiliates) are stated by the equity method. Goodwill, arising from the acquisition of investments, is amortised at equal annual rates over a 10 year period, commencing from acquisition date.

     K.   Long-term receivables and liabilities:

     Long-term receivables and liabilities, with below-market interest rates at date of inception, were recorded at their present values.

     L.   Fixed assets:

     1.   The assets are stated at cost, net of related investment grants.

     2. Cost includes interest capitalised during the period of construction of the assets, calculated according to the specific interest rates applicable to the sources used to finance the investment.

     3. Depreciation is computed by the straight-line method, on the basis of the estimated useful lives of the assets.

          The annual depreciation rates used are as follows:

                                                            %
                                                  -----------
          Buildings and leasehold rights                 1-10        (mainly 2%)

          Machinery, equipment and installations         5-20       (mainly 10%)

          Vehicles and forklifts                        10-20       (mainly 15%)

          Office furniture and equipment                 6-33         (mainly 6%
                                                                        and 25%)

     M.   Debentures convertible into shares:

     1. Debentures, conversion of which is not expected in the foreseeable future, are stated at their liability value as at balance sheet date, in accordance with the provision, of Opinion 53 of the ICPAI, and are stated as long-term liabilities.

     2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on the reduction in the percentage of holdings of investees is included in the item "Minority interest in subsidiaries", in the balance sheet.

     N.   Intangible assets and deferred expenses:

     1. Intangible assets - know-how, software and patents purchased and payments for licensing of products abroad - are stated at cost and are amortised in 5 to 10 annual installments beginning with the commencement of the utilisation thereof.

     2.   Deferred expenses - debenture issuance costs:

          These costs are amortised over the life of the debentures.

     O.   Deferred taxes:

     1. Deferred taxes are computed in respect of differences between the amounts stated in the financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

     2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations. The amount stated in the statement of operations represents the changes in the said balances during the current year.

     3. Koor has not recorded deferred taxes in respect of the possible sale of investments in investees that management intends to retain. Similarly, deferred taxes have not been provided for future taxable distributions from investees since it is the Group's policy not to distribute taxable dividends in the foreseeable future.

     P.   Revenue recognition:

     1.   Work in process:

          Revenue and costs related to work in process under long-term contracts are recognised under the percentage of completion method, once accumulated costs have become significant.

          As for contracts involving technological uncertainties, revenue is recognised on the basis of the completed contracts method.

          Income and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognised when the costs are incurred.

          Full provision is made for anticipated losses.

     2.   Sale of products and rendering of services:

          Sales are recognised upon delivery of the products or performance of the services.

          In special contracts, the sales are recognised after performing the work and passing acceptance tests, as defined in the product delivery contract.

     Q.   Adjustments of computer systems to Year 2000

          The costs required to adjust and convert the existing programs of the Group, so that they can differentiate between years belonging to the 20th century and years belonging to the 21st century (year 2000 capability), are recorded as current expenses as incurred.

     R. Presentation of transactions between the Company and the controlling shareholder

          Transactions between the Company and the controlling shareholder of the Company are presented in accordance with the Securities Regulations (Presenting transactions between a company and its controlling shareholder in the financial statements) - 1996. Accordingly, the difference between the price paid to the controlling shareholder in 1998, regarding the sale of an asset, and the book value of the asset in the books of the controlling shareholder is included in the item Shareholders' equity of the Company.

     S.   Research and development:

          Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of work in process, and are included in the statement of operations, as part of the recognition of revenue from such work in process.

     T.   Derivative financial instruments:

          Koor and its subsidiaries enter into option contracts and forward transactions that are designated to reduce the specific risks (i.e., commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency and changes in the CPI.

          The results of option contracts and forward transactions for the purchase or sale of foreign currency, which are designated to hedge the proceeds from export and the cost of imports against changes in foreign currency (hedging transactions), are recorded in the statement of operations, concurrently with the recording of the related import and export results.

          The results of option contracts and forward transactions for the purchase or sale of foreign currency intended to hedge certain net assets, but not classified as hedging transactions, are recorded in the statement of operations, as financing expenses in the period of the change in the exchange rate of the hedged balances (see also Note
          21).
          The fair value of derivative financial instruments is established according to their market values, and when such does not exist, according to a valuation model.

     U.   Earnings per share:

     Earnings per share data is computed in accordance with Opinion 55 of the ICPAI (see also Note 26).

     V.   Data regarding the CPI and the exchange rate of foreign currency:

     1.   Below is data regarding the CPI and the US dollar exchange rate:

                                   Israeli      Exchange rate
                                      CPI*       of one U.S.$
                                   -------      -------------
                                    Points                NIS
                                   -------      -------------
          For the year ended:

          December 1999             168.53            4.153
          December 1998             166.3             4.160
          December 1997             153.1             3.536

                                        %                 %
                                      ---              ----
          Changes during:

          1999                        1.3              (0.2)
          1998                        8.6              17.6
          1997                        7.0               8.8

                                                          %
                                                       ----
          Real increase (decrease) in the CPI
          relative to the exchange rate
          of the dollar during the year:
          1999                                          1.5
          1998                                         (8.3)
          1997                                         (1.7)

     (*) According to the index in respect of the month (1993 average basis) ended on balance sheet date.

     2. Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel as at balance sheet date.

     3. Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published prior to balance sheet.



Note 3 - Information Regarding Certain Investee Companies

     A.   ECI Telecom Ltd. - An Affiliated Company

     1.   Merger of ECI and Tadiran Telecommunications

     a. On 16 March, 1999 ECI Telecom Ltd. (hereinafter: "ECI") and Tadiran Telecommunications Ltd. (hereinafter: "TTL") announced the completion of the merger between them, effective 1 January, 1999.

     b. The merger was recorded in Koor's financial statements at book value, based on the accounting principles applying to transactions in which assets of similar nature are exchanged. This treatment is different from accepted accounting treatment in the United States (GAAP), where the transaction would have been recorded at market value. See also
          Note 28A(2).

     c. Following the merger and before the purchase by Koor of additional shares in ECI as described in Section 2 below, the direct holdings of Koor and Tadiran Ltd. (hereinafter: "Tadiran") in ECI were 16.6% and 12.6% respectively. As a result of the merger the balance of goodwill of both Koor and Tadiran in ECI increased by some NIS 179 million.

     d. As a result of the merger, effective 1 January, 1999, Koor no longer consolidates TTL's operations in its financial statements.

          The details of TTL which are included in the consolidated financial statements of the company for 1998 and 1997:

                                                        Year ended December 31
                                                        ----------------------
                                                        1998              1997
                                                        ----              ----
                                                              NIS millions
                                                        ----------------------
         Sales revenues                                 1,761            1,728
         Operating income                                 179              114
         Net profit as reported by TTL                    169               93
         Total assets                                   2,355                -


     2. On 31 January, 1999 Koor notified Clal Electronics Industries Ltd. (hereinafter: "Clal") of exercise of the call option for the purchase from Clal of 3,830,000 ordinary shares of ECI at $37 per share. The transaction was concluded on 8 February, 1999.

          As at the balance sheet date, after purchase by Koor of additional shares on the stock exchange and the purchase by a consolidated company of ECI of treasury stock, Koor's direct and indirect holdings in ECI reached 34.1%.

     3. In October 1999 a subsidiary of ECI, whose principal business is the development, production and marketing of fraud detection systems in communications networks and improvement of traffic quality in communications networks, completed an initial public offering on NASDAQ. This offering caused ECI to register a capital gain of approximately $ 30 million. As a result of the offering ECI's holding in its subsidiary declined to approximately 75%.

     4. During the fourth quarter of 1999 ECI registered a loss of approximately $ 37 million as a result of the termination of four different operations. In addition, in 1999 the current loss from the terminated operations amounted to approximately $ 26 million.

     5. In September 1999, Telegate Ltd., an affiliated company of ECI, signed an agreement of principles whereby the shares and capital notes held by its shareholders, including those of ECI, would be exchanged for shares of Trion Communications Systems Ltd., a company whose shares are listed for trading in the United States. The share exchange enabled ECI to post a capital gain of $ 25.5 million, which was registered upon completion of the transaction in the fourth quarter of 1999.

     6. Below is an adjustment of the profits of ECI based on the profit reported by ECI pursuant to the United States accounting regulations, to the profit pursuant to Israeli accounting regulations:

                                                                    Year ended
                                                                   December 31,
                                                                           1999
                                                                   ------------
                                                                   $ thousands
                                                                   ------------
     Net profit of ECI based on its reported profit                     102,519

     Adjustments:
     Finance income - marketable securities, see Note 28A(6)             11,171
     Tax income - deferred taxes, see Note 28A(4)                         2,000
                                                                        -------
     Net profit of ECI based on net profit pursuant to Israeli
       accounting regulations                                           115,690
                                                                        =======

     B.   Tadiran Ltd. - consolidated company

     1.   Completion of purchase offer

          On 31 December, 1998 Koor held 97.4% of the issued capital of Tadiran. Pursuant to the purchase offer documents, in January 1999 Koor transferred the consideration for the balance of Tadiran shares amounting to NIS 79 million and achieved 100% ownership of Tadiran's shares.

     2.   Reorganisation

          During the accounting period decisions were taken in connection with personnel and activities downsizing plan in respect of Tadiran's consolidated companies. The managements of said companies estimate that implementation of the above plan will cost NIS 30 million.

     3.   Divestitures

          a. Within the framework of the merger agreement between ECI and TTL, Tadiran purchased the assets and liabilities of TTL's Switching Division (hereinafter: "Switching") in consideration of approximately $ 29 million. On 21 March, 1999 an agreement was signed by Tadiran and a third party for the sale of most of the assets and liabilities of Switching in consideration of approximately $ 24 million without accrual of a capital gain or loss as a result thereof.

          b. On 8 March, 1999 an agreement was signed whereunder Tadiran will sell all its holdings (86.9%) of its shares in Contahal Ltd. (hereinafter: "Contahal") for a total consideration of $24 million. The capital gain after tax to Koor from this sale amounts to some NIS 45 million.

          c. On 16 May, 1999 Tadiran signed an agreement of principles for the sale of all its holdings (87%) in Advanced Technology Ltd. in consideration of $ 64 million. The capital gain before tax to Koor was approximately NIS 142 million.

          d. On 10 June, 1999 an agreement was signed by Tadiran for the sale of all its holdings (49%) in Tadiran Information Systems Ltd. an affiliated company, to IBM Israel Ltd. which prior to the transaction held 51% of Tadiran Information Systems Ltd. for a consideration (including dividend) of NIS 105 million. The capital gain before tax amounted to some NIS 57 million.

          e. On November 10, 1999 a final agreement was signed by the Shamrock Group and others for the sale of all Tadiran's holdings (100%) in Tadiran Com. Ltd. (hereinafter: "Com.") for a total consideration of $ 149 million, of which $5 million was distributed as a dividend and $ 35 million was paid by Com. for use of the Tadiran logo and a non-competition agreement. The after tax capital gain to Koor amounted to NIS 164 million. See Note 18A(12).

          f. In August 1999 Tadiran signed an agreement to sell all its holdings (100%) in Tadiran Batteries Ltd. in consideration of approximately $ 19.5 million. Completion of the transaction was contingent on compliance with certain terms determined in the agreement, but since not all the required approvals were received by the date set by the parties, the agreement was cancelled. On 15 March, 2000 an agreement was signed by Tadiran for the transfer of its holdings in Tadiran
               Batteries. See Note 27F

          g. On 25 November, 1999 Tadiran signed an agreement to sell all its holdings in Tadiran Telematics Ltd. in consideration of approximately $ 7.5 million after distribution of a dividend amounting to approximately $ 1 million. In the financial statements a provision was recorded for a loss of NIS 8 million which reflects the loss from the realization of the holding. The agreement was concluded on 15 February, 2000.

          h. On 30 December, 1999 Tadiran signed a final agreement for the sale of all its holdings (56.6%) in Tadiran Appliances. The consideration amounted to approximately NIS 133 million. Implementation of the transaction was contingent on receipt from the relevant authorities of the approvals required for completion of the transaction. In the financial statements a provision was recorded for a loss of NIS 13 million which reflects the loss from realisation of the holding.

     C.   M-A Industries Ltd. - Consolidated Company

     1. On 26 December, 1999 the Board of Directors of M-A Industries Ltd. (hereinafter: "M-A Industries") decided on a plan to reorganise the group in light of the continuing crisis in the global agro-chemicals industry, which will be applied in the group and its investee companies overseas and in Israel, and which will include mainly a focus on the company's key areas of business, closing and relocating production installations, cutting fixed costs, as well as employee retirement. The total cost of the plan, which was included in the 1999 financial statements, is estimated to be approximately $ 36 million (before tax on income) and it is scheduled for implementation in 2000.

     2. As at the balance sheet date Koor's holdings in M-A Industries are approximately 59.7%.

     3.   Acquiring operations -

          In July 1999 M-A Industries purchased from the shareholders of Luxembourg Pharmaceuticals Ltd. (a pharmaceuticals and medical instruments company, hereinafter: "Luxembourg") 42.86% of its issued and paid-up share capital and in addition, Luxembourg issued to M-A Industries shares constituting 7.14% of its share capital in a total consideration of $ 7.1 million. Concurrently with the issuance, M-A Industries sold to Luxembourg its holdings (100% ownership and control) in Koor Medica Ltd. in consideration of $ 1 million. Following the above transactions M-A Industries holds 50% of the shares of Luxembourg.

          In addition M-A Industries has an option to purchase the remaining shares of Luxembourg and the shareholders of Luxembourg have a sale option, which enables them to obligate M-A Industries to purchase their shares by 31 December, 2001, in consideration of $ 7 million. To secure the option M-A Industries has deposited $ 4 million with a trustee.

     4. During 1999 the local currency in Brazil was devalued in relation to the dollar by approximately 48%, and the currency rate was extremely volatile during this period.

          Until the third quarter of 1999 most of the customer debts of the consolidated company in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepts linkage to the dollar and therefore, customer balances of the consolidated company in Brazil, as at 31 December, 1999, amounting to a total of $149 million, are not linked to the dollar.

          As a result of the change in the accounting method in the third quarter, relating to the linkage of customer balances, a customer debt from the previous period was adjusted to the new accounting method, and this led to inclusion of expenses amounting to $ 12.6 million deriving from the adjustment of customer balances and from the granting of discounts due to the devaluation.

          Financing expenses, net, include expenses for translation differentials amounting to approximately $ 8 million, which stemmed mainly from the devaluation of the local currency in Brazil in the first quarter of the year.

     D. Mashav Initiation and Development Ltd. - a proportionately consolidated investee

          On 5 December, 1999 an agreement was signed by Koor and Clal Industries and Investments Ltd. (hereinafter: "Clal") whereby Koor will sell to Clal all its holdings (50%) in Mashav Initiation and Development (hereinafter: "Mashav"). This agreement replaces the previous agreement between Koor and Clal concerning Mashav.

          During December 1999 before conclusion of the transaction, Mashav distributed a dividend to Koor and Clal in the total amount of NIS 710 million.

          Upon conclusion of the transaction, on 6 January, 2000 NIS 889 million were paid to Koor. In addition Koor received 47.5% of the share capital of Mashael Alumina Industries Ltd. The expected gain to Koor from the sale is approximately NIS 357 million and after allocation of deferred taxes is approximately NIS 228 million. This gain will be recorded in the first quarter of 2000. See also Note 16E(1).

          As at the date of the balance sheet Mashav is still proportionately consolidated in Koor's financial statements (50%).

          Below are data (on the basis of relative consolidation) from Mashav's financial statements for 1999.

                                                              For the year
                                                                     ended
                                                               31 December
                                                                      1999
                                                              ------------
                                                              NIS millions
                                                              ------------
          Total assets                                               1,300

          Shareholders' equity                                         544

          Revenues from sales                                          876
          Operating earnings                                           134
          Net profit                                                    97


     E.   Telrad Networks Ltd. - consolidated company

          In 1998 the Board of Directors of Telrad Networks Ltd. (formerly "Telrad Telecommunications and Electronics Industries Ltd., hereinafter: "Telrad") decided on a reorganisation plan which includes employee retirement at a total cost of approximately NIS 223,000 thousand (NIS 152,000 thousand after tax on income). In 1999 and after the balance sheet date the company's Board of Directors approved two additional reorganisation plans containing further employee retirement at a total cost of some NIS 85,000 thousand (NIS57,800 thousand after tax on income). The estimated cost of the retirement plan is calculated in accordance with tables broken down by age and seniority of the retiring employees. Pension payments for these employees are presented at the present value at a computation using a discount rate of 3.6% per year.


     F.   Sheraton Moriah (Israel) Ltd. - consolidated company

          During April 1999, pursuant to a memorandum of understanding dated 27 January, 1999, Koor purchased 75% of the ownership of the Radisson-Moriah hotel chain at a value of approximately $81.5 million (before distribution of a dividend). The name of the company was changed to Sheraton Moriah (Israel) Ltd. (hereinafter: "Sheraton Moriah").
          Sheraton Moriah was consolidated in Koor's financial statements starting in the second quarter of 1999.
          During October 1999 Koor concluded the sale of 20% of the ownership of Sheraton Moriah in consideration of $ 13 million
          (after distribution of a dividend) to Hapoalim Assets (Shares)
          Ltd. of the Bank Hapoalim Group.

          In December 1999 Koor sold its hotels and also the Sheraton management company of which it owned 49% to Sheraton Moriah. Prior to the sale of the hotels owned by Koor to Sheraton Moriah, Koor recorded a provision for a write-off in value of the hotels in the amount of NIS 38 million. Sheraton Moriah is in the process of preparing a prospectus for a public offering on the Tel Aviv Stock Exchange.

     G.   BVR Systems (1998) Ltd. - an affiliated company

          During 1999 Koor purchased shares on NASDAQ in BVR Systems (1998) Ltd. (hereinafter: "BVR"). The total cost of the purchases amounts to approximately $ 20 million.

          On 5 August, 1999 Koor signed an agreement with a number of BVR's shareholders for the purchase of additional BVR shares (part by way of private placement and part in purchase from the other shareholders) in consideration of approximately $ 14 million. The transaction was closed on 22 September, 1999 by means of Elisra Electronic Systems Ltd.

          The agreement determined that the other shareholders of BVR, together with Koor, will exercise their voting power so that three directors of BVR will be recommended by Koor and the other four directors will be recommended by the other shareholders. As of 1 October, 1999 Koor recorded its investment in BVR according to the equity method, and the original differential allocated to goodwill at approximately NIS 120 million, was calculated accordingly. As at the balance sheet date Koor's holdings are approximately 28.6% of BVR's share capital.

     H.   Divestiture of additional holdings

     1. On 3 March, 1999 an agreement was signed with Menorah Holdings and B. Gaon Holdings Ltd. (hereinafter: the "Buyers") for the sale of most of Koor's shares in Koor Finance Ltd., (hereinafter: "Koor Finance") which controls, among others, Koor Capital Markets and Netivot Pension under terms whose principal points are listed below:

          Under the agreement, Koor sold to the Buyers 80% of its rights in Koor Finance (share capital and capital note) for a total consideration (including a dividend of NIS 8 million) of NIS 44 million, subject to certain adjustments.

          On 31 May, 1999 the transaction was concluded after the receipt of approvals from various authorities and the consideration was paid. The capital gain after tax to Koor from this sale amounted to some NIS 10 million and was recorded in the second quarter of 1999.

          Koor and the Buyers granted one another put and call options for purchase of the remainder in Koor's interest in Koor Finance. The put option is exercisable starting from the end of one year after the date of signature of the agreement until the end of two years from that date. The call option is exercisable within 90 days of the expiry date of the put option. The exercise price of the options is NIS 12 million, linked to the dollar and bearing interest. After the balance sheet date in March 2000, Koor announced its intention to exercise the put option. A capital gain of some NIS 2 million is expected to accrue to Koor as a result of the exercise.

          On 14 June, 1999 Tadiran sold its holdings (20%) in Koor Investment House (H.A.L. Ltd.) to a subsidiary in the Koor Finance Group, in consideration of NIS 5 million.

     2. On 21 June, 1999 a transaction was completed for the sale of all the holdings (76.37%) of Koor Investments Ltd. (a wholly owned subsidiary of Koor) in Merhav Building Materials and Ceramics Center Ltd. (hereinafter: "Merhav") in total consideration of NIS 35 million. As part of the transaction the buyers purchased from Koor the capital note which Merhav had issued in favour of Koor in the amount of approximately NIS 4 million, and Koor was released from its guarantees in favour of Merhav and its subsidiaries. After deduction of provisions for decreased value which were included in 1998 for this investment, the capital gain after tax arising from the sale amounted to approximately NIS 7 million which was included in the second quarter of 1999.

     3. On 21 July, 1999 an agreement was finalised for the sale of Koor's holdings (100%) in Yonah Fishing and Industry Ltd. (hereinafter:
          "Yonah") and its subsidiary. Under the agreement Koor was released from the guarantees which it gave in respect of Yonah to banking institutions and other parties in a total amount of approximately NIS 55 million. After provisions for a decline in value of NIS 9 million, recorded up to the end of the second quarter of 1999, no capital gain or loss accrued to Koor from the transaction. See Note 24H.

     4. On 28 July, 1999 Koor signed an agreement for the sale of all its holdings (about 75%) in Phoenicia Glass Works Ltd. (hereinafter:
          "Phoenicia") in consideration of NIS 6 million and the release of Koor from its guarantees in favour of Phoenicia towards other parties in the amount of approximately NIS 36 million. On 20 October 1999 the transaction was completed, the consideration was paid and the shares transferred. The net gain after tax after cancellation of the provisions recorded for decreased value amounted to approximately NIS 9 million. See Note 24H.

     5. On 4 August, 1999 Koor sold all of its holdings (100%) in the subsidiary Koor Metals Ltd. (hereinafter: "Koor Metals") for a total consideration of approximately NIS 11 million and released Koor from its guarantees in favour of Koor Metals and its subsidiary to banks and third parties in consideration of approximately NIS 34 million. In addition, the loans between Koor and the company were repaid. After provisions for decreased value in the approximate amount of NIS 10 million which were recorded during 1998, no capital gain or loss was recorded from the transaction.

     6. On 25 November, 1999 a contract was signed by Koor and ISSTA Lines Student Travel Company Israel Ltd. (hereinafter: "ISSTA") whereby Koor undertook to transfer all its share capital in the subsidiary Histour Eltiv Ltd. (hereinafter: "Histour") to ISSTA. In return ISSTA undertook to release Koor from all its guarantees for the liabilities of Histour. Furthermore, Koor undertook to invest in Histour approximately NIS 13.5 million and in return Histour undertook to allocate to Koor preferred shares which will confer upon it the right to appoint one director in Histour and the preferential right to receive dividends over a period of ten years, after which the preferred shares will be deferred. The transaction was approved by the Commissioner of Restrictive Trade Practices and it was concluded on 21 February, 2000. Koor is not expected to incure a loss or profit from the transaction.

     7. On 7 December, 1999 Koor signed an agreement to sell all its holdings (51%) in Merkavim Metal Works Ltd. for a total consideration of approximately NIS 17.5 million. The transaction was concluded in January 2000. The capital gain after tax and after cancellation of the provision recorded for decreased value, will be recorded in the first quarter of 2000 in the amount of approximately NIS 4 million.

     8. On 23 December, 1999 Koor signed an agreement to sell all its holdings (approximately 76%) in Middle East Tubes Ltd. in consideration of some NIS 84 million. After recording a provision for decreased value in the approximate amount of some NIS 8 million during 1999, no gain or loss is expected from the transaction.

Note 4 - Short-Term Deposits and Investments

                                                       Consolidated                 Company
                                                       ------------                 -------
                                                       December 31                  December 31
                                                       -----------                  -----------
                                                        1999              1998        1999       1998
                                                        ----              ----        ----       ----
                                                       NIS thousands                NIS thousands
                                                     -------------------------      -----------------

     Marketable securities (1):
      Debentures                                     219,657           109,912     192,614     37,754
      Short-term Treasury notes                       35,368            58,581      29,122     10,461
      Shares and options                              84,678           120,593      36,596     35,958
      Convertible securities                           1,496             2,537           -          -
      Mutual fund participation
       certificates                                   13,102            14,168           -          -
                                                     -------          --------    --------    --------
                                                     354,301           305,791     258,332     84,173
     Deposits in banks and financial
      institutions                                    96,177           533,537           -     87,411
     Deposit in bank per merger
      agreement (2)                                        -           746,194           -          -
     Loans                                            21,857             1,824      20,765          -
                                                     -------         ---------     -------    -------
                                                     472,335         1,587,346     279,097    171,584
                                                     =======         =========     =======    =======

     (1)  Stated at market value.

     (2) Bank deposit in accordance with the ECI - TTL merger agreement. Within the framework of the merger agreement between TTL and ECI, as aforesaid in Note 3A(1), in December 1998 TTL issued debentures convertible to shares, in consideration of $ 177 million.



Note 5 - Trade Receivables

     Consolidated:
                                                               December 31
                                                       ------------------------
                                                            1999          1998
                                                       ---------          -----
                                                             NIS thousands
                                                       ------------------------

     On open account                                   2,936,846       3,291,169
     Post dated checks receivable and credit card
      companies                                          224,222         272,743
     Current maturities of long-term trade receivables    52,139          65,251
                                                       ---------      ----------
                                                       3,213,207       3,629,163
                                                       =========      ==========
     Including:
     Affiliates                                               11             108
                                                       =========       =========
     Proportionately consolidated companies                  173             255
                                                       =========       =========

     Net of allowance for doubtful accounts               46,024         114,981
                                                       =========       =========

Note 6 - Other Receivables

                                                             Consolidated                            Company
                                                       -------------------------        ---------------------------
                                                             December 31                           December 31
                                                       -------------------------        ---------------------------
                                                         1999              1998              1999             1998
                                                       ----------     ----------        ------------      ---------
                                                            NIS thousands                         NIS thousands
                                                       -------------------------        ---------------------------

     Government agencies                              112,644           162,184            8,837             3,995
     Deferred taxes, see Note 16F                     271,492           160,001          129,000                 -
     Accrued income (including
      from a subsidiary)                               53,571            90,377            5,193             2,545
     Prepaid expenses                                  76,003            84,477              658               632
     Employees                                         17,591            20,545               15                 8
     Receivables from the sale
      of investments and fixed assets                       -            24,086                -                 -
     Affiliates - current accounts                      5,631             3,986              394                 -
     Proportionately consolidated
      companies                                        21,418             3,567            3,035                 -
     Others                                           102,258           134,721            8,044             8,001
                                                      -------           -------          -------            ------
                                                      660,608           683,944          155,176            15,181
                                                      =======           =======          =======            ======

Note 7 - Inventories and Work in Process

     Consolidated:

                                                               December 31
                                                       -------------------------
                                                          1999              1998
                                                       -------------------------
                                                              NIS thousands
                                                       -------------------------
     A.   Inventories and work in process, net of
           customer advances - stated as
           current assets:
            Industrial inventory:
            Raw and auxiliary materials                759,274           982,958
            Goods and work in process (1)(2)           341,272           515,136
            Finished goods                             925,209         1,145,509
            Advances in respect of materials            10,160            40,015
            Inventories for trading operations -
             merchandise (including advance payments)  161,482           174,248
                                                     ---------         ---------

                                                     2,197,397         2,857,866

     Less - customer advances                           73,710            47,353
                                                     ---------         ---------
                                                     2,123,687         2,810,513
                                                     =========         =========

                                                               December 31
                                                       -------------------------
                                                          1999              1998
                                                       ------------    ---------
                                                              NIS thousands
                                                       -------------------------

     B.   Customer advances, net of work in process -
           stated as current liabilities:
          Customer advances in respect of work in
           process(1)(3)(4)                            242,510           449,487
          Less - inventory and work in process          39,061           117,067
                                                     ---------         ---------
                                                       203,449           332,420
                                                     =========         =========
     (1)  Net of provision for loss in
           respect of work in process                   15,917             1,703
                                                     =========         =========
     (2)  Including long-term contracts, net:           64,247            65,872
                                                     =========         =========
     (3)  Not including long-term advances.

     (4) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).

Note 8 - Investments in Investee companies

                                                               December 31
                                                       -------------------------
                                                          1999              1998
                                                       ----------     ----------
                                                              NIS thousands
                                                       -------------------------
     A.   Consolidated balance sheet - affiliates

     Net asset value of the investments (1)(2)       1,957,207           848,692
                                                     ---------         ---------
     Goodwill (2):
     Original amount, net                            1,739,625           806,586
     Accumulated amortisation, net                    (230,418)           (77,051)
                                                     ---------         ---------

                                                     1,509,207           729,535
                                                     ---------         ---------
     Long-term loans (3)                                29,358            44,833
                                                     ---------         ---------
                                                     3,495,772         1,623,060
                                                     =========         =========

     (1)  As follows:
          Net asset value of investments as at
           31 December, 1991                           261,563           261,563
          Changes from January 1, 1992:
          Cost of shares acquired or received        1,071,477           754,220
          Accumulated net earnings                     441,233           194,383
          Changes in capital reserves and
           foreign currency translation adjustments    (12,336)           10,719
          Initially consolidated subsidiaries, net    (233,838)         (176,220)
          Disposals, net                               429,108          (195,973)
                                                     ---------         ---------
                                                     1,957,207           848,692
                                                     =========         =========
     (2)  Including investments in companies traded
           on the Stock Exchange in Tel-Aviv or
           abroad, in millions of NIS:
          Carrying value                                 3,370             1,469
                                                     =========         =========

          Market value                                   4,517             2,511
                                                     =========         =========

     (3)  Linkage terms and interest rates relating
           to long-term loans:
          Linked to the CPI - in part bearing
           interest at the rate of 5%, and in part
           bearing no interest                          19,693            32,197
          Linked to foreign currency (mainly to the
           the dollar) - in part bearing interest up to
           the rate of Libor + 2%, and in part bearing
           no interest                                   7,411            12,636
          Without linkage                                2,254                 -
                                                     ---------         ---------

                                                        29,358            44,833
                                                     =========         =========

     B.   Company balance sheet - investees

                                                               December 31
                                                       -------------------------
                                                          1999              1998
                                                       -----------     ---------
                                                              NIS thousands
                                                       -------------------------
     Shares:
     Net asset value of the investments              4,429,303         4,257,908
                                                     ---------         ---------

     Goodwill:
     Original amount, net                            1,273,568         1,135,356
     Accumulated amortisation                         (155,817)          (45,829)
                                                     ---------         ---------

                                                     1,117,751         1,089,527
                                                     ---------         ---------

     Book value (1)                                  5,547,054         5,347,435
     Payments on account of shares (1)                  60,250           122,464
     Long-term loans and capital notes (2)             822,058           895,245
     Non-current inter-company accounts (3)             25,147            87,205
                                                     ---------         ---------

                                                     6,454,509         6,452,349

     Less - Company shares held by subsidiaries         53,641            53,641
                                                     ---------         ---------

                                                     6,400,868         6,398,708
                                                     =========         =========

     (1)  As follows:
          Cost of shares including accumulated
           earnings as at 31 December, 1991          1,918,301         1,918,301
          Changes from January 1, 1992:
          Cost of acquired shares                    5,380,513         4,289,635
          Accumulated net earnings                     138,903         1,082,319
          Changes in capital reserves, net            (442,379)         (389,943)
          Disposals                                 (1,388,034)       (1,430,413)
                                                     ---------         ---------

          Book value, including payments on
           account of shares (4)                     5,607,304         5,469,899
                                                     =========         =========

     Net of investment in Koor Trusts (1995) Ltd. See Note 20C.

                                                                                                   December 31
                                                                                               ---------------------------
                                                                                                   1999               1998
                                                                                               -------------     ---------
                                                                                                  NIS thousands
                                                                                               ---------------------------
         (2)      Long-term loans and capital notes:
                  Long-term loans (a)                                                          254,965           250,266
                  Capital notes - unlinked and not bearing
                   interest (b)                                                                568,792           644,979
                                                                                               -------           -------
                                                                                               823,757           895,245
                  Less - current maturities of long-term
                   loans                                                                         1,699                 -
                                                                                               -------           -------
                                                                                               822,058           895,245
                                                                                               =======           =======
                  (a)      Loans classified by linkage terms and interest rates:

                                                                      Interest rate
                                                                     at December 31      December 31        December 31
                                                                     ---------------     -----------        -----------
                                                                          1998               1999              1998
                                                                          ----               ----              ----
                                                                            %                     NIS thousands
                                                                            -                     -------------

                  Linked to the CPI                                            2-2.75           69,858            68,488
                  Linked to the CPI                                               4.5           54,318             1,697
                  Linked to the CPI                                               5.5           46,393                 -
                  Linked to the CPI                                               6.5           30,472            29,195
                  Linked to the CPI                                                -            53,924           150,886
                                                                                               -------           -------
                                                                                               254,965           250,266
                                                                                               =======           =======


                  (b)      Capital notes are not stated at their present value, since their repayment date has not yet been fixed by the parties.

         (3)      Non-current inter-company accounts:

                                                                                                   December 31
                                                                                                   -----------
                                                                                                   1999             1998
                                                                                                   ----             -----
                                                                                                       NIS thousands
                                                                                                       -------------

                  Linked to the dollar exchange rate                                               125                 -
                  Unlinked-bears interest at the rate of
                   the increase in the CPI                                                      25,022            87,205
                                                                                                ------            ------
                                                                                                25,147            87,205
                                                                                                ======            ======

                                                                                                   December 31
                                                                                                   ------------
                                                                                                   1999               1998
                                                                                                   ----               ----
                                                                                                        NIS millions
                                                                                                        ------------

         (4)      Including investments in marketable
                   shares traded on the Tel-Aviv Stock
                   Exchange or abroad in NIS millions::

                  Carrying value                                                                 2,288           * 3,484
                                                                                                ======            ======
                  Market value                                                                   3,051             5,559
                                                                                                ======            ======
*    Net of a dividend receivable from a subsidiary of NIS 422 million which is included in current assets.


Note 9 - Other Investments and Receivables

         A.       Composition:

                                                             Consolidated                        Company
                                                             ------------                        -------
                                                             December 31                        December 31
                                                             -----------                        -----------
                                                              1999           1998            1999            1998
                                                              ----           ----            ----            ----
                                                                  NIS thousands                   NIS thousands
                                                                  -------------                   -------------

         Deposits in banks and in
          financial institutions                          391,459           111,308          365,000                 -
         Non-current trade receivables (1)                141,284           157,791                -                 -
         Long-term loans receivable
          from others (2)                                 129,143           109,285           15,464             8,131
                                                       ----------          --------         --------             ------
                                                          661,886           378,384          380,464             8,131
         Marketable securities -
           mainly fixed investments (2), (3)                3,469            75,833                -                 -
                                                       ----------          --------         --------             ------

         Investment in a hotel under
          construction                                          -            50,214                -            50,214

         Non-marketable shares                             65,597            48,807            2,812            40,552

         Others                                            26,795            28,648              101                 -
                                                       ----------          --------         --------            ------
                                                          757,747           581,936          383,377            98,897
                                                       ==========          ========         ========            ======
         (1)      Including a reserve for the
                  renewal of equipment
                   and for the construction
                   and expansion of plants
                   in a proportionately
                   consolidated company                         -            79,435
                                                       ==========          ========
         (2)      Including loans to
                   proportionately
                   consolidated companies                  34,527            44,020
                                                       ==========          ========

     (3) As at 31 December, 1998, includes NIS 42 million of debentures of a subsidiary, pledged to secure long-term loans received from banks, in order to invest in marketable government bonds. An additional amount of NIS 172 million in debentures, which is the sole security for the repayment of the maximum amount of the loans received for the purchase of those debentures, was deducted from the balance of the loans.


     B. Classification by linkage terms and interest rates of other investments and receivables (not including marketable and other securities):

     Consolidated:
                                                                              Average
                                                                    interest rates at
                                                                          December 31                 December 31
                                                                          -----------                 -----------
                                                                                 1998              1999            1998
                                                                                 ----              ----            -----
                                                                                    %                   NIS thousands
                                                                                    -                   -------------
         Linked to CPI                                                            4-7          425,506           154,852
         Linked to  the dollar                                                    4-7          228,618           198,528
         Unlinked                                                           Mainly 15            7,762            25,004
                                                                                              --------           -------
                                                                                               661,886           378,384
                                                                                              ========           =======

         Company:
                                                                                                   December 31
                                                                                                   -----------
                                                                                                   1999             1998
                                                                                                   ----             ----
                                                                                                         NIS thousands
                                                                                                         -------------

         Linked to CPI                                                            6.6          367,827             2,832
         Linked to foreign currency
          (mainly to the dollar)                                                  6.2           12,637             5,299
                                                                                              --------             -----
                                                                                               380,464             8,131
                                                                                              ========             =====

     C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                             Consolidated                            Company
                                                             ------------                            -------
                                                             December 31                           December 31
                                                             -----------                           -----------
                                                              1999               1998              1999           1998
                                                              ----               ----              ----           ----
                                                                   NIS thousands                        NIS thousands
                                                                   -------------                        -------------

         Amounts collectible in the:
         First year (1)                                    34,527            58,365                -                 -
         Second year                                      124,279           139,673            7,267                 -
         Third year                                        60,628            59,013                -                 -
         Fourth year                                      395,634            54,667          365,000                 -
         Fifth year                                        17,093            14,875                -                 -
         Thereafter and without a
          specific maturity date                           29,725            51,791            8,197             8,131
                                                          -------           -------          -------             -----
                                                          661,886           378,384          380,464             8,131
                                                          =======           =======          =======             ======

     (1) Management of a proportionately consolidated company is of the opinion that these amounts are primarily designated for investment in fixed assets, See also A(2) above

Note 10 - Fixed Assets

     A.   Consolidated

                                Land        Buildings   Machinery,                 Office     Tools        Installations  Total
                                (including              equipment       Vehicles   furniture  and          under
                                leasehold               and             and        and        instruments  construction
                                land)                   installations   forklifts  equipment               and payments
                                                                                                           on account of
                                                                                                           acquisition
                                                                                                           of assets
                              ---------------------------------------------------------------------------------------------------
                                                           NIS thousands
                              ---------------------------------------------------------------------------------------------------
Cost as at January 1, 1998         377,795   2,424,284   7,348,027       520,700     323,858     17,920    353,856    11,366,440
Additions during the year           39,446     170,893     528,105        98,866      38,319        (16)   182,125     1,057,738
Disposals during the year           10,572      57,346     196,189       15,575        4,000          -     18,272       301,954
Adjustments resulting from
 foreign currency translation
 differences *                      (6,200)   (526,082)   (995,538)      (48,194)   (29,300)     (3,187)   (31,541)   (1,640,042)
Formerly consolidated
 subsidiaries, net                  76,680     (64,361)   (135,278)     (106,110)   (15,478)         (1)        37      (244,511)
                                   -------   ---------   ---------       -------    -------      ------    -------     ----------
Balance as at
 31 December, 1998                 498,293   2,062,080   6,941,505       480,837    321,399      14,716    522,749    10,841,579
                                   -------   ---------   ---------       -------    -------      ------    -------     ----------
Additions during the year           11,663     131,175     780,833        99,547     29,812        (260)  (437,229)      615,541
Other changes during the
 year, net                          (5,580)    (26,804)    (38,962)         (823)      (485)          -     (2,886)      (75,540)
Adjustments resulting from
 foreign currency translation
 differences*                      (31,055)    739,195    (532,760)     (114,966)   (96,340)      1,993     32,150        (1,783)
Formerly consolidated
 subsidiaries, net                  (1,239)   (206,942)   (392,617)      (92,893)   (23,139)          -          -      (716,830)
                                   -------   ---------   ---------       -------    -------      ------    -------     ----------
Balance as at
 31 December, 1999                 472,082   2,698,704   6,757,999       371,702    231,247      16,449    114,784    10,662,967
                                   -------   ---------   ---------       -------    -------      ------    -------     ----------

*    See Note 2B(3).

                                Land        Buildings   Machinery,                 Office     Tools        Installations     Total
                                (including              equipment       Vehicles   furniture  and          under
                                leasehold               and             and        and        instruments  construction
                                land)                   installations   forklifts  equipment               and payments
                                                                                                           on account of
                                                                                                           acquisition
                                                                                                           of assets
                              ------------------------------------------------------------------------------------------------------
                                                           NIS thousands
                              ------------------------------------------------------------------------------------------------------

Brought forward                    472,082   2,698,704   6,757,999       371,702    231,247      16,449        114,784   10,662,967
Accumulated depreciation as at     -------   ---------  ---------        -------    -------      ------        -------    ---------
 January 1, 1998                     3,012   1,266,661   5,002,700       281,133    196,208           -              -    6,749,714
Additions during the year            3,089      66,814     464,158        59,709     29,165           -              -      622,935
Other changes during the year,          51      35,130     104,767         6,726     (1,187)          -              -      145,487
  net
Adjustments resulting from
 foreign currency translation
 differences*                         (102)   (267,245)  (768,243)       (30,174)   (17,194)          -              -   (1,082,958)
Formerly consolidated
 subsidiaries, net                      (1)    (20,469)   (21,984)       (57,661)    (9,375)          -              -     (109,490)
                                   -------   ---------  ---------        -------    -------      ------        -------    ---------
Balance as at 31 December, 1998      6,049   1,080,891  4,781,398        259,733    197,617           -              -    6,325,688

Additions during the year              161      70,084    344,025         43,847     23,214           -              -      481,331
Adjustments resulting from
 foreign currency translation
 differences*                          (11)    (14,275)   (18,030)           (90)      (503)          -              -      (32,909)
Formerly consolidated
 subsidiaries, net                   1,998     266,066   (463,830)       (51,559)   (53,356)          -              -     (300,681)
Other changes, net                       -    (100,595)  (220,733)       (44,555)   (15,853)          -              -     (381,736)
Balance as at                      -------   ---------  ---------        -------    -------      ------        -------    ---------
 31 December, 1999                   8,197   1,302,171  4,422,830        207,376    151,119           -              -    6,091,693
Net book value as at               -------   ---------  ---------        -------    -------      ------        -------    ---------
 31 December, 1999                 463,885   1,396,533  2,335,169        164,326     80,128      16,449        114,784    4,571,274
Net book value as at               =======   =========  =========        =======    =======      ======        =======    =========
 31 December, 1998                 492,244      98,189  2,160,107        221,104    123,782      14,716        522,749    4,515,891
*   See Note 2B(3)                 =======   =========  =========        =======    =======      ======        =======    =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

          Supplementary data on consolidated fixed assets :

     (1) Some of the properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parcelisation of the area.

          Leasehold rights are for a period of 49 years, ending in the year 2000 and thereafter. Certain leases provide an option for extension for another 49 years.

          The cost of leasehold real estate as at 31 December, 1999, is NIS 1,267 million, of which NIS776 million is under a capitalised lease.

     (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 130 million, adjusted, and NIS 191 million, adjusted, as at 31 December, 1999 and 1998, respectively (see also
          Note 16A).

          If the subsidiaries will not comply with the conditions related to the grants, they may be required to refund the grants, in whole or in part, plus interest and linkage increments, from the date of receipt. Most of the companies have complied with the conditions of these grants through 31 December, 1999, and they believe that they will continue to comply with the terms of the grants.

          As security for the implementation of the approved projects and compliance with the conditions of the approval, a charge has been registered on the above subsidiaries' assets in favor of the State of Israel.

     (3) Includes capitalised interest amounting to NIS 73,404 thousand, adjusted, and NIS 98,572 thousand, adjusted to 31 December, 1999 and 1998, respectively.

     (4)  As for amounts charged to cost of fixed assets, see Note 23B. and E.

     (5) Including fully depreciated assets amounting to NIS 2,896 million, adjusted to 31 December, 1999.

     (6)  See Note 22 regarding liens.

     B.   Company

     Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                        Balance at
                                                         beginning          Changes during the year          Balance at
                                                           of year          Additions         Disposals      end of year
                                                                            ---------         ---------      -----------
                                                                                        NIS thousands
                                                        -----------                     --------------
         Cost:

         Offices and land *                                23,465            10,159                -            33,624
         Vehicles                                           2,986               257           (1,847)             1,396
         Office equipment                                   4,835             3,636           (3,108)             5,363
                                                           ------            ------           ------            -------

                                                           31,286            14,052           (4,955)            40,383
                                                           ------            ------           ------            -------

         Accumulated depreciation:
         Land and offices premises                              -               336                -               336
         Vehicles                                           1,000               326             (892)               434
         Office equipment                                   2,091               575           (1,453)             1,213
                                                           ------            ------           ------            -------

                                                            3,091             1,237           (2,345)             1,983
                                                           ------            ------           ------            -------

         Net book value:
         Land and offices premises                         23,465                                                 33,288
         Vehicles                                           1,985                                                    962
         Office equipment                                   2,745                                                  4,150
                                                           ------                                               -------

                                                           28,195                                                 38,400
                                                           ======                                               ========

(*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. These premises have not as yet been registered in the name of the Company at the Land Registry Office. The premises are on land leased under a capital lease for a period of 49 years ending in 2044.

Note 11 - Other Assets, Net of Amortisation

                                                                 Consolidated                            Company
                                                             --------------------                ---------------------
                                                                  December 31                           December 31
                                                             --------------------                -----------------------
                                                              1999           1998                1999               1998
                                                              ----           ----                ----               ----
                                                                 NIS thousands                          NIS thousands
                                                          -----------------------------          ------------------------
         Intangible assets:

         Goodwill
         Original amounts                                 443,135           690,383                   -                 -
         Accumulated amortisation                          84,993            61,510                   -                 -
                                                          -------           -------              -------          --------
                                                          358,142           628,873
                                                          -------           -------              -------          --------

         Licensing of products abroad:
         Original amounts                                 392,903           323,186                   -                 -
         Accumulated amortisation                         189,502           150,596                   -                 -
                                                          -------           -------              -------           -------
                                                          203,401           172,590                   -                 -
                                                          -------           -------              -------           -------

         Know-how, software, patents
          and others:
         Original amounts                                  94,599            97,277
         Accumulated amortisation                          30,892            41,786                   -                 -
                                                          -------           -------              -------           -------
                                                           63,707            55,491                   -                 -
                                                          -------           -------              -------           -------

         Deferred expenses:

         Debentures issuance costs:
         Original amount                                   41,854            72,852              25,004            25,004
         Accumulated amortisation                          39,840            67,484              23,440            22,231
                                                          -------           -------              -------           ------
                                                            2,014             5,368               1,564             2,773
                                                          -------           -------              -------           ------
                                                          627,264           862,322               1,564             2,773
                                                          =======           =======              =======           ======

Note 12 - Credit from Banks and Others

         A.       Composition:
                                                             Consolidated                            Company
                                                     ---------------------------------     -----------------------------
                                                             December 31                     December 31
                                                     ---------------------------------     -----------------------------
                                                              1999               1998        1999               1998
                                                     ---------------    --------------     -----------    --------------
                                                            NIS thousands                   NIS thousands
                                                     ---------------------------------     -----------------------------
         From banks                                     2,479,869         1,603,223          241,410               966
         From others                                          386               160                -                 -
                                                     ------------         ---------        ---------          ----------
                                                        2,480,255         1,603,383          241,410               966
         Debentures convertible into
          shares of a subsidiary (1)                            -           746,194                -                 -
                                                     ------------         ---------        ---------          ----------
                                                        2,480,255         2,349,577          241,410               966
         Current maturities of long-term
          loans and debentures
          (see Note 15)                                 1,078,759           381,229          736,106            71,061
                                                     ------------         ---------        ---------          ----------
                                                        3,559,014         2,730,806          977,516            72,027
                                                     ============         =========        =========          ==========

     (1)  See Note 4(2).


     B.   Classification by linkage terms and average interest rates:


                                                                                               Consolidated
                                                                              Average       -------------------
                                                                    interest rates at           December 31
                                                                          December 31       -------------------
                                                                                 1999              1999               1998
                                                                   ------------------       -------------------     -------
                                                                                    %             NIS thousands
                                                                   ------------------       -------------------------------
         Linked to foreign currency
          (mainly to the dollar)                                            L+0.3-1.8        1,737,078         1,758,748
         Linked to the CPI                                                        4-6           79,019            82,784
         Unlinked                                                                7-14          664,158           508,045
                                                                                            ----------         ----------
                                                                                             2,480,255         2,349,577
                                                                                            ==========         ==========


                                                                                              Consolidated
                                                                              Average       -------------------
                                                                    interest rates at           December 31
                                                                          December 31       -------------------
                                                                                 1999              1999               1998
                                                                   ------------------       -------------------  ----------
                                                                                    %             NIS thousands
                                                                   ------------------       -------------------  ----------
                                                                                  6.6          240,961                 -
         Linked to the dollar                                                    11.5              449                 -
                                                                                            ----------           --------
         Unlinked                                                                              241,410               966
                                                                                            ==========           ========


     C.   See Note 22 regarding liens to secure credit.

Note 13 - Trade Payables
                                                                                                  Consolidated
                                                                                                --------------------------
                                                                                                   December 31
                                                                                                --------------------------
                                                                                                   1999             1998
                                                                                                -------------     -------
                                                                                                NIS thousands
                                                                                                --------------------------
         Including notes payable                                                                28,681            36,726
                                                                                                ======            ======


Note 14 - Other Payables and Accruals

                                                             Consolidated                     Company
                                                         ------------------------------     ------------------------------
                                                             December 31                    December 31
                                                         ------------------------------     ------------------------------
                                                              1999               1998          1999               1998
                                                         -----------------  -----------     ----------     ---------------
                                                            NIS thousands                         NIS thousands
                                                         ------------------------------     ------------------------------
         Employees and withholdings
          remittable                                      194,633           296,947            5,834             8,379
         Provision for vacation pay and
          vacation expense allowance                      159,043           275,895            1,445             1,610
         Accrued expenses                                 238,756           380,886           27,267            25,552
         Government agencies
          (including taxes)                               202,188           170,583           38,142            10,389
         Provision for warranty and
          repairs                                          64,636           141,389                -                 -
         Payables for purchase of
          investments                                     112,597               894                -                 -
         Severance pay payable and
          current portion of early
          retirement pensions
          (see Note 17)                                   187,488           250,625              300               709
         Reserve for internal insurance                    30,122            34,363           14,150            19,136
         Interim dividend to Koor
          shareholders                                    165,172            86,363                -                 -
         Dividend to minority in
          subsidiaries                                          -             8,797                -                 -
         Deferred income                                   49,950            61,811              654               851
         Affiliates and proportionately
          consolidated companies -
          current accounts                                     20             7,950                -             2,762
         Provision for loss for consolidated
          company                                          33,837                 -           24,709                 -
         Others                                           295,470           390,299           21,709            10,045
                                                       ----------         ---------        ---------           -------
                                                        1,733,912         2,106,802          134,210            79,433
                                                       ==========         =========        =========           =======
         Includes interested parties                                                             830             1,331
                                                                                           =========           =======

Note 15 - Long Term Liabilities

         A.       Loans

                                                             Consolidated                            Company
                                                   --------------------------------     --------------------------------
                                                             December 31                           December 31
                                                   --------------------------------     --------------------------------
                                                       1999               1998               1999              1998
                                                   --------------    --------------     -------------    ---------------
                                                   NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                   --------------    --------------     -------------    ---------------

         1.       Loans from banks                      4,644,001         4,539,938        2,795,670         2,843,650
                  Less - current
                   maturities                             952,114           241,972          666,891            14,141
                                                   --------------    --------------     -------------    ---------------
                                                        3,691,887         4,297,966        2,128,779         2,829,509
                                                   --------------    --------------     -------------    ---------------

         2.       Loans from others
                  Shareholders in
                   subsidiaries
                   and in proportionately
                   consolidated
                   companies                               58,350            52,211                -                 -
                  Investees                                   400               811           42,027            31,159
                  Receipts from time-sharing
                   units                                   35,302                 -                -                 -
                  Others and long-term
                   accrued expenses                        42,637            78,953                -                 -
                                                   --------------    --------------     -------------    ---------------
                                                          136,689           131,975           42,027            31,159
                  Less - current
                   maturities                               3,629            25,215           12,685               203
                                                   --------------    --------------     -------------    ---------------
                                                          133,060           106,760           29,342            30,956
                                                   --------------    --------------     -------------    ---------------
                  Total loans                           3,824,947         4,404,726        2,158,121         2,860,465
                                                   ==============    ==============     =============    ===============


         3.       Classification by linkage terms and interest rates:

         The consolidated balance sheet:
                                                                     Interest rate at                 December 31
                                                                          December 31       ------------------------------
                                                                                 1999          1999               1998
                                                                     ----------------       ------------       -----------
                                                                                    %      NIS thousands
                                                                     ----------------      -------------------------------
         Foreign currency (mainly US dollar)                           Libor+0.3-1.8        3,937,683          3,665,814
         Dollar exchange rate or CPI - the higher
          of the two                                                              4.9          216,850           219,755
         CPI                                                                  Up to 5          297,170           306,072
         CPI                                                                  Above 5          322,783           443,776
                                                                         (mainly 6.2)
         Unlinked                                                                0-15            6,204            36,495
                                                                                             ---------         ----------
                                                                                             4,780,690         4,671,912

         Less - current maturities                                                             955,743           267,186
                                                                                             ---------         ---------
                                                                                             3,824,947         4,404,726
                                                                                             =========         =========

         The Company balance sheet:
                                                                     Interest rate at                        December 31
                                                                          December 31             ------------------------
                                                                                 1999              1999             1998
                                                                      ---------------             -----             -----
                                                                                    %                 NIS thousands
                                                                      ---------------             -----------------------

         a.  From banks
         Dollar exchange rate or CPI - the higher of the two                      4.9          216,830           219,755
         CPI                                                                      6.3          397,329           410,609
         US dollar                                                                6.5        2,181,511         2,213,286
                                                                                             ---------         ---------
                                                                                             2,795,670         2,843,650
         Less - current maturities                                                             666,891            14,141
                                                                                             ---------         ---------
                                                                                             2,128,779         2,829,509
                                                                                             =========         =========

                                                                     Interest rate at                       December 31
                                                                          December 31            ----------------------
                                                                                 1999            1999              1998
                                                                      ----------------           ----              ----
                                                                                    %                  NIS thousands
                                                                      ----------------           -----------------------

         b.  From investees:

         CPI                                                                     4.8           41,227            30,348
         Unlinked -capital notes*                                                  -              800               811
                                                                                               ------            ------
                                                                                               42,027            31,159
         Less - current maturities                                                             12,685               203
                                                                                               ------            ------
                                                                                               29,342            30,956
                                                                                               ======            ======

     * The repayment date of the capital note has not yet been set but it will not be before 31 December 2000.

         B.       Debentures

                                                                         Consolidated                              Company
                                                     --------------------------------     --------------------------------
                                                                          December 31                          December 31
                                                     --------------------------------     --------------------------------
                                                              1999               1998              1999               1998
                                                     -------------      -------------     -------------      -------------
                                                     NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                     -------------      -------------     -------------      -------------

         1. Debentures                                     96,536           129,288                -                 -
         Less - current maturities                         31,308            32,802                -                 -
                                                          -------           -------          --------           -------

                                                           65,228            96,486                -                 -
                                                          =======           =======          ========           ========

         2. Debentures convertible into
              shares
         Issued by Koor
          Series E                                         20,329            40,633           20,329            40,633
          Series F                                        144,803           182,003          144,803           182,003
                                                          -------           -------          -------           -------
                                                          165,132           222,636          165,132           222,636

         Debentures convertible into shares
          of investee companies:
         Issued by Koor                                    62,295                 -           62,295                 -
         Issued by subsidiaries and
          proportionately consolidated
          companies                                        44,440            53,194                -                 -
                                                           ------            ------           -------           -------

         Total debentures convertible
          into shares                                     271,867           275,830          227,427           222,636
         Less - current maturities                         91,708            81,241           56,530            56,722
                                                          -------           -------          --------          ---------

                                                          180,159           194,589          170,897           165,918
                                                          =======           =======          ========          =========


     3.   Debentures convertible into shares:

     (a) NIS 11,340 thousand par value of debentures (Series E) are linked to the CPI of December 1992 and bear interest at an annual rate of 1.75%. The debentures were redeemed on 31 January, 2000.

     (b) NIS 93,740 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the years 2000-2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for 1 ordinary share.

     (c) The debentures are secured by a first degree fixed token charge on a NIS 1 coin deposited with a trustee. In addition, Koor undertook not to create any charges on its assets, whether fixed or floating, prior to receiving the trustee's explicit approval, and on the condition that a charge of the same degree will also be registered in favor of the trustee to secure the debentures, except for a token charge to secure additional series of debentures that will be issued by Koor.

     In the current period debentures of a par value of NIS 716 thousand (Series
     F) were converted into shares.

     (d) According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from profits deriving from capital reserves, either of the Company or of the subsidiaries.

     4. The debentures are classified by linkage basis and interest rate as follows:

     (1) Convertible debentures issued by the company, subsidiaries and proportionately consolidated companies:

                                                                                                              Consolidated
                                                                                          --------------------------------
                                              Interest rate as at                                        December 31
                                                      December 31                         --------------------------------
                                                             1999                                  1999              1998
                                              -------------------                         --------------------------------
                                                                %           Maturity      NIS thousands     NIS thousands
                                              --------------------        -----------     --------------    --------------

                      CPI (a)                                 3.0          2000-2001            44,440           53,194
                      US dollar (b)                           2.5               2002            62,295                -
                                                                                          --------------    --------------
                                                                                               106,735           53,194
                                                                                          ==============    ==============

     (a)  NIS 18,524 thousand were issued by United Steel Mills Ltd., see also
          Note 27C.
     (b) Debentures convertible in to ECI shares held by Koor at a minimum realization price of $50 per share.

     The convertible debentures are, for the most part, secured by a subordinated floating charge on the entire assets of the issuing companies and some by a token charge.


     (2) Debentures of Series 7 issued by "Koor issuers" bear interest of 4.5% and are linked to the CPI, both as to principal and interest, and are redeemable until 2002.

          The debentures are secured by a floating charge on all the said company's assets. Under the terms of the trust deed the Company has guaranteed the full payment of all principal, interest and linkage differences of the debentures. The Company registered a "negative pledge" to secure its guarantee.

     C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date, are as follows:

     1.   Consolidated

                         Loans from banks      Loans from others      Debentures              Total
                         ----------------      -----------------      ----------              -----
                            December 31          December 31          December 31           December 31
                            -----------          -----------          -----------           -----------
                         1999        1998      1999      1998      1999      1998        1999         1998
                         ----        ----      ----      ----      ----      ----        ----         ----
                                                            NIS thousands
                         ----------------------------------------------------------------------------------

Second year           811,495   1,255,573    15,124    15,976   139,056   107,423     965,684    1,378,971
Third year            298,189     673,101    13,969    19,442    70,121    76,952     382,279      769,495
Fourth year         1,853,130     260,596     9,008    11,268    36,210    70,300   1,898,339      342,164
Fifth year            393,569   1,819,108    10,097     1,762         -    36,400     403,666    1,857,270
Sixth year            172,242      78,456    17,733    28,597         -         -     189,975      107,053
Subsequent years      163,262     211,132    67,129    29,715         -         -     230,391      240,847
                    ---------   ---------   -------   -------   -------   -------   ---------    ---------

                    3,691,887   4,297,966   133,060   106,760   245,387   291,075   4,070,334    4,695,801
                    ========    =========   =======   =======   =======   =======   =========    =========

2. The Company

                                                                       Convertible
                         Loans from banks      Loans from investees    debentures         Total
                         ----------------      --------------------    ------------       -----
                            December 31          December 31          December 31        December 31
                            -----------          -----------          -----------        -----------
                         1999        1998      1999      1998         1999   1998      1999       1998
                         ----        ----      ----      ----         ----   ----      ----       ----
                                                            NIS thousands
                         ---------------------------------------------------------------------------------

Second year           477,595     676,327    12,685       203    98,495    56,716     588,775      733,246
Third year                  -     484,814    15,857       203    36,201    36,401      52,058      521,418
Fourth year         1,651,184           -         -    29,740    36,201    36,401   1,687,385       66,141
Fifth year                  -   1,668,368         -         -         -    36,400           -    1,704,768
Sixth year                  -           -         -         -         -         -           -            -
Subsequent years            -           -       800       810         -         -         800          810
                    ---------   ---------   -------   -------   -------   -------   ---------    ---------

                    2,128,779   2,829,509    29,342    30,956   170,897   165,918   2,329,018    3,026,383
                    =========   =========   =======   =======   =======   =======   =========    =========


D.   See Note 22 for details of security pledged to secure loans.

Note 16 - Taxes on Income

A.   Tax benefits under the Law for Encouragement of Capital Investments, 1959:

     Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%.

     In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

     In accordance with the Adjustments Law, the results for tax purposes are measured in real (non-inflationary) terms, based on the changes in the CPI.

C.   Law for the Encouragement of Industry (Taxation), 1969:

     Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation.

D.   Tax rates applicable to income from other sources:

     Income not eligible to "approved enterprise" benefits, mentioned in A. above, is liable to tax at the regular rate of 36%.

E. Losses for tax purposes carried forward to future years and tax assessments:

     1. The consolidated balance of net operating tax loss carryforwards at 31 December, 1999, amounted to approximately NIS 1,050 million, out of which NIS 14 million relates to foreign subsidiaries and NIS510 million relates to Koor.

          Tax loss carryforwards, for which deferred taxes were not created, amounted to NIS 780 million.

          The balance of the consolidated capital loss carryforward, as at 31 December, 1999, is NIS 460 million (out of which NIS 370 million relates to the Company), which can be offset mainly until 2003.

          In 1999 the utilization of capital losses and part of the business losses carried forward for the Company's tax purposes became feasible and in 1999 Koor accordingly recorded a tax asset of NIS 129 million against the income tax income.

          Under the inflationary adjustments law, carryforward tax losses are linked to the CPI.

     2. Final tax assessments have been received by the Company and by some of the subsidiaries through the 1998 tax year. Some of the Group companies have received final assessments through the 1993 tax year.

          The Company has received final assessments for the 1992 to 1998 tax years, according to which the Company paid, after the balance date, some NIS 28 million for the aforementioned tax years. This amount is included in the tax expenses for previous years.

F.   Deferred taxes:

     1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                                        December 31
                                                                                             -----------------------------
                                                                                                  1999               1998
                                                                                             -----------          --------
                                                                                                       NIS thousands
                                                                                             -----------------------------
                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                            (73,843)           (95,632)
                  Operating loss and capital loss carryforwards (1)                            (151,05)           (22,639)
                  Inventory, net of customer advances                                           (9,428)            (9,029)
                  Timing differences in respect of recognition of
                   income and expenses                                                         (37,165)           (32,701)
                                                                                              --------            -------
                  Total in current assets                                                     (271,492)          (160,001)
                                                                                              --------            -------

                  Within long-term liabilities in respect of:
                  Depreciation                                                                 391,212            386,809
                  Operating loss carryforwards                                                (450,066)          (352,561)
                  Capital loss carryforwards                                                   (37,500)          (117,251)
                  Liability in respect of employee severance benefits                          (90,459)           (79,638)
                  Other                                                                         17,339            (18,669)
                                                                                              --------            -------
                                                                                              (169,474)          (181,310)
                  Balance not expected to be realised (2)                                      406,369            400,824
                                                                                              --------            -------

                  Total in long-term liabilities                                               236,895            219,514
                                                                                              --------            -------

                  Net amount of deferred tax                                                   (34,597)            59,513
                                                                                               =======            =======
                 (1)  Including in respect of the Company                                      129,000                  -
                                                                                               =======            =======

                 (2)  The Company and certain subsidiaries have deferred tax assets, that are not expected to be realised, because of accumulated tax loss carryforwards and other temporary differences. Company Management believes that it is not likely that these balances will be realised and, accordingly, no deferred taxes were created in respect thereof.

                 2.   Balances and movement of deferred taxes in the consolidated balance sheet:

                               Depreciable    Inventories     Provisions      Losses and     Timing`          Total
                               fixed          net of          for             deductions     differences
                               assets         customer        employee        carried        in respect of
                                              advances        rights          forward        recognition of
                                                                                             income and
                                                                                             expenses
                               -----------    ---------       ---------       ---------      --------------    -----
                                                                      NIS thousands
                               -------------------------------------------------------------------------------------

Balance as at
 January 1, 1998                     370,060        (13,271)       (110,898)       (29,864)       (48,735)       167,292
Translation differences
  in subsidiaries                     11,124         (1,469)         (5,681)          (564)        (2,315)         1,095
Amounts charged to
 statement of operations (1)          10,935          6,058         (63,502)       (76,183)         6,250       (116,442)
Other changes, net *                  (5,309)          (348)          4,812          9,963         (1,550)         7,568
                                     --------        -------       ---------       --------       --------      ---------

Balance as at
 31 December, 1998                   386,810         (9,030)       (175,269)       (96,648)       (46,350)        59,513
Translation differences
 in subsidiaries                      (2,464)            200          1,057            327            413           (467)
Amounts charged to
 statement of operations (2)          30,287         (15,783)         3,478        (98,365)       (75,300)      (155,683)
Other changes, net *                 (23,421)         15,185          6,432        (29,172)        93,016         62,040
                                     --------        --------       -------       ---------       --------       --------

Balance as at
 31 December, 1999                   391,212          (9,428)      (164,302)      (223,858)       (28,221)       (34,597)
                                     =======         ========      =========      =========       ========       ========

(1)  Including discontinued
       operations
      In 1998                         (1,824)              -              -              -          1,198           (626)
                                     ========         =======       ========       ========       =======         =======
(2) Including taxes for
      previous years


     *    Mainly companies whose consolidation was terminated, net.

       Deferred taxes were computed at tax rates of 25%- 36% (mainly 28%).

G.   Taxes on income included in consolidated statements of operations:

     1.   Composition:

                                                                                       Year ended December 31
                                                                                ---------------------------------------
                                                                                1999             1998              1997
                                                                                ----             ----              ----
                                                                                            NIS thousands
                                                                                ----------------------------------------
                  Earnings before income tax:
                  In Israel                                                  520,833          167,722           785,806
                  Abroad                                                      65,976          221,943           215,344
                                                                             -------          -------         ---------
                                                                             586,809          389,665         1,001,150
                                                                             =======          =======         =========

                  For the current year:

                  Current taxes:
                  In Israel                                                  284,821          287,246           161,031
                  Abroad                                                      19,696           62,357            61,607

                  Deferred taxes:
                  In Israel                                                 (135,472)        (110,635)            25,297
                  Abroad                                                      14,371           (5,807)            (5,330)
                                                                             --------        ---------          --------
                                                                             183,416          233,161            242,605

                  In respect of previous years:
                  In Israel                                                * (15,356)           2,353             (6,979)
                  Abroad                                                      (6,173)          (1,529)               221
                                                                            ---------        ---------           --------
                                                                             161,887          233,985            235,847
                                                                            =========        =========           =========

*    Including deferred taxes in the amount of NIS 34,582 thousand.

     2. Below is a reconciliation between the theoretical tax expense, if all the income of Koor and the subsidiaries were taxed at the regular rate of 36%, and the actual tax expense as reported in the statement of operations:

                                                                                       Year ended December 31
                                                                                ---------------------------------------
                                                                                1999             1998              1997
                                                                                ----             ----              ----
                                                                                             NIS thousands
                                                                                ----------------------------------------
                  Earnings before taxes on income, as
                    reported in the statement of operations                  586,809          389,665         1,001,150
                                                                             =======          =======         =========
                  Statutory tax rate                                             36%              36%               36%
                                                                             =======          =======         =========

                  Theoretical tax expenses in respect of
                    these earnings                                           211,251          140,279           360,414
                  Increase (decrease) in taxes resulting from
                    the following factors - the tax effect:
                  Tax benefits under various
                    encouragement laws                                       (46,523)         (72,272)          (85,336)
                  Non-deductible expenses for tax
                    purposes (including depreciation)                         38,509           29,159            27,670
                  Losses for which deferred taxes
                    were not recorded                                         29,303           36,900            58,148
                  Capital gains from sale of investments
                    and assets, net                                          (27,104)          (7,002)          (45,665)
                  Provisions for anticipated
                    losses from the sale of assets, net                       64,032           68,157                 -
                  Tax loss carryforwards from prior years
                    for which deferred taxes were not
                    created and which were utilised during
                    the current year                                        (102,980)         (16,212)          (60,803)
                  Inflationary erosion of tax advances                           (50)           5,499             1,709
                  Effect of the Inflationary Adjustments Law
                   in respect of companies
                    whose functional currency is the
                    U.S. dollar                                                7,302           65,890             6,319
                  Taxes in respect of prior years                            (21,529)             824            (6,758)
                  Effect of foreign subsidiaries                              10,316          (23,349)          (21,366)
                  Others                                                        (640)           6,112             1,515
                                                                             --------         -------           --------
                  Total taxes on income                                      161,887          233,985           235,847
                                                                             ========         =======           ========
                  Effective tax rate                                           27.6%            60.0%             23.6%
                                                                             ========         =======           ========

Note 17 - Liabilities for Employee Severance Benefits, Net

     A.   Pension, severance pay and retirement grants:

          Under current labour laws and existing labour agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. Where the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.

          Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the Company and its subsidiaries will make up the amount of the shortfall at the time of payment. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability.

          Regarding companies in which enhanced severance pay has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.


     B.   Early retirement pension:

          Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3% (3.7% per year).

     C.   Compensation for unutilised sick leave:

          A provision for this liability, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilisation of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilised.


     D. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                  Consolidated                           Company
                                                             ----------------------              ----------------------
                                                                  December 31                          December 31
                                                             ----------------------              ----------------------
                                                             1999              1998              1999              1998
                                                             ----              ----              ----              ----
                                                                  NIS thousands                       NIS thousands
                                                             ----------------------              -----------------------

         Severance pay and retirement
          grants                                          518,168           860,302             7,051            11,955
         Amount accrued for early
          retirement                                      144,367           121,882             1,611             7,017
         Amount accrued in respect of
          unutilised sick leave                            24,329            27,442                 -                 -
                                                          -------         ---------             ------           -------
                                                          686,864         1,009,626             8,662            18,972
         Less - amount funded *                           381,973           745,578             2,148             1,905
                                                          -------         ---------             ------           -------
                                                          304,891           264,048             6,514            17,067
                                                          =======         =========             ======           =======


     * The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay law.

Note 18 - Contingent Liabilities and Commitments

     A.   Contingent liabilities

     1.   Commissioner of Restrictive Trade Practices:

     a) During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - the "Law") regarding price coordination and lack of competition between TTL and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - the "Commissioner") conducted an examination at the offices of TTL, Telrad and Koor, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

          On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - the Authority) has concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, in the field of the supply of switchboards for the commercial market and in the field of N.S.R.

          According to a press release by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. In this press release, nothing was mentioned regarding details about the findings of the Legal Department of the Authority.

          Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law. The Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

     b) Pursuant to the directives of the Commissioner, in the conditions of the permit to merge Claridge Group with the Company and the amendments thereto, various restrictions were imposed on the Claridge Group, on Koor and on companies in its Group. With the completion of the sale of Koor's holding in Mashav Initiation and Development Ltd. the restrictions imposed were cancelled. (See Note 3D).

Note 18 - Contingent Liabilities and Commitments

     2. Within the framework of the merger agreement as aforesaid in Note 3(A)1 Tadiran undertook to indemnify ECI for any damage it incurred as a result of the matters listed below:
          (a)  Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statement.
          (b)  Errors, omissions, and inaccuracies detected in representations made by TTL within the framework of the agreement concerning matters linked to other property, claims, and transactions with related parties.
          (c) Breach of the obligations of Tadiran and TTL in the merger agreement concerning agreement with related parties.
          (d) Any subject connected with the matters being investigated by the Commissioner (see Section 1 above).
          (e) Non-receipt of the approvals and consent from third parties required to transfer operations of the Switching Division of TTL.

     The indemnity items will cover losses in excess of the deductible of between $ 1.5 million and $ 10 million (contingent upon each section separately) and/or are restricted to 81.67% of the loss incurred.

     For indemnity purposes only the representations made by TTL shall remain valid for one year from the date of the merger. Tadiran's indemnity in respect of the matters or facts being investigated by the Commissioner, shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation. Aside from this all the remaining representations made by the company shall not remain valid after the date of the merger.


     3.   Environmental issues

          The activities of M.A. Industries Ltd. are exposed to the risk of causing damage to the environment, since the Group manufactures, stores and sells chemicals. M.A. Industries invests significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of management it does in fact comply therewith. M.A. Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to relevant terms of the policy. As at balance sheet date, M.A. Industries does not have insurance coverage for continuous environmental pollution. Such insurance is difficult to obtain, and in those cases where it is obtainable, M.A. Industries' management is of the opinion, that the terms of the policy, including the cost of the coverage, is, at present, not justified.

          One of M.A. Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impenetrable to liquid or pollution. Recently, the Ministry of the Environment conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. At this stage, the subsidiary cannot estimate the costs involved, if, in the light of the research that will be carried out, a solution will be found, which it will be decided to implement. Furthermore, the local Municipality at Ramat Hovav is continuing to take rehabilitation steps relating to past incidents.

Note 18 - Contingent Liabilities and Commitments

     4.   Claims against Telrad:

     a). In October 1994, a claim was filed by the Union Engineers against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector, to Telrad engineers. On January 31, 1996, a ruling was handed down by the Tel-Aviv District Labour Court completely rejecting the claims of the Engineers Union. The Engineers Union has appealed against the judgement. The appeal was heard in the National Labour Court, and a decision thereon has not yet been handed down.

          At the deliberation stage in the National Labour Court, the Engineers Union filed a motion that Koor be added as a "liable party" in the legal proceedings. The National Labour Court has not yet made a determination on this issue.

          In the opinion of the legal counsel which represents Koor in the above procedure, the arguments against the motion are substantial, and they believe that legally the motion is not acceptable. In the opinion of the legal counsel, at this stage of the proceedings, the issue of which is the status of the "Koor Agreement" as a collective agreement, the results of the deliberation should not impose any liabilities on Koor.

          In April 1996, a parallel claim was filed, by the Lod Workers' Council and the Workers Committee concerning the application of salary tables of the public service sector to employees of Telrad. To date, it was decided to abstain from deliberations in this claim until the National Labour Court decides in the appeal of the Engineers Union.

     b). In 1999 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for the accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition an application was filed to recognise the plaintiffs and representatives of all Telrad's workers and employees. In response the company filed an application as agreed to extend the date for submission of their response on the grounds that another proceeding is pending between the parties in which the matter of a class action has also arisen. The application was accepted.

     5.   Claims filed against Tadiran and its subsidiaries:

     a) In 1997, Qualcomm Inc. (hereinafter - Qualcomm), a U.S. corporation, filed a claim against Elisra Electronics Systems Ltd. (hereinafter - "Elisra"), a subsidiary of Tadiran, in response to a claim filed by Elisra pertaining to a transaction cancelled by Qualcomm in August 1996. The claim filed by Elisra is in the amount of $ 25 million, and the counter-claim is in the amount of $79 million, plus punitive damages. The claims were filed during an arbitration procedure in the United States. According to legal opinion received, Elisra has a well-founded cause for its claim against Qualcomm and valid arguments against the counter- claim. No provisions have been made in the financial statements in respect of either the claim or the counter-claim.

     b) Employees of a plant of Tadiran, which had been closed during 1990, filed actions against the company, alleging that they sustained injuries and certain related illnesses had been caused by exposure to certain substances during their employment. Tadiran has insurance policies, which, relying on legal opinion, cover possible damages as a result of these claims, and, consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

     c) In May 1999 an application was filed for arbitration against Tadiran by Adaptive Broadband Corporation (hereinafter - "ABC") (formerly California Microwave Inc.), pursuant to the arbitration clause in the agreement which was signed between those parties within the framework of the sale of the business division by ABC to Tadiran.

          The main thrust of the application is a declarative decision determining that Tadiran is required to indemnify ABC in connection with claims which were lodged at the arbitration institute against ABC by a customer of the business division which was sold as aforesaid. The claim lodged by the customer before the arbitration institution which conducted discussion in Switzerland and on January 31, 2000 a settlement was reached whereby the customer received $ 2 million. Half of this amount was for the account of Tadiran and half for ABC. The arbitration between Tadiran and ABC taking place in the United States is supposed to resolve the issue of which of the two parties shall incur the full amount of the payment to the customer.

          In June 1999 Tadiran submitted its response to the deed of arbitration and in addition it claimed financial restitution from ABC.

          The management of Tadiran believes, based on the opinion of its legal advisers, that it has appropriate defence arguments against the above indemnity demands, and accordingly, no provision was made in the financial statements for the arbitration results.

     d) In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL in the amount of some $6.7 million (hereinafter - "the Principal Claim").

          Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately $1.7 million (hereinafter - "the Alternative Claim").

          In an arbitration judgment handed down on February 17, 2000 all Bezeq's arguments regarding the company's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties Bezeq is entitled to compensation within the framework of arrearage penalties only. Since the period of time allocated to the arbitration has elapsed, Bezeq is obligated to lodge a new claim in respect of its Alternative Claim. At this stage negotiations for a settlement are in progress. The financial statements contain a provision, based on the opinion of its legal counsel, which the company's management believes reflects the possible outcome of the Alternative Claim.

     a) A claim was filed against Makhteshim's subsidiary in Brazil and a former employee of the claimant, alleging that the subsidiary has copied and is employing a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant in respect of unfair competition, in the amount of $ 13 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of 100 thousand Brazilian reals per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

     b) A claim was filed against Makhteshim's subsidiary in Brazil and others, in the aggregate amount of $ 24 million, by a group that acquired the rights to two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of $ 1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

          Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

     c) Claims and other monetary demands have been filed against Makhteshim's investee in Brazil, in the aggregate amount of $ 15 million. Based, inter alia, on the opinion of its legal counsel, the investee's management estimates that the provisions recorded in its financial statements are adequate to cover any possible damage, which may result in respect of these claims.

     7. A number of claims have been filed against certain other companies concerning various matters pertaining to the normal course of business, including tax, customs and VAT liabilities, which are in various legal proceedings. The managements of said companies believe, based on the opinion of the legal counsel handling the claims, that appropriate provisions in light of the circumstances have been included in the financial statements.

     8. Under certain conditions, Nortel has the right to sell its holding of shares (20%) in Telrad to a wholly-owned subsidiary of Koor in the years 2000 - 2005 at a price which is the greater of $ 45 million or the net asset value of the shares it sells at that date. Furthermore, Nortel has the "right of equalisation" until the year 2000, at specified terms - See also Note 18B3.

          After the balance sheet date, on 6 March, 2000, Nortel realised its right to sell its shares in Telrad to Koor. See Note 27D.

     9. See Note 10A(2) regarding the matter of the fulfillment of the conditions attached to the receipt of investment grants.

     10. The business activities of the Koor Group are characterised primarily by advanced technologies. The accelerated rate of technological developments and innovations in the Group's segments of operations, require the investment of substantial financial resources in research and development, in order to assure the Group's standing in its respective segments of operations, while facing the constant competition of both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

     11. In March 1999 a collective labour agreement was signed between Middle East Tubes Ltd. (METCO) and The New General Federation of Workers concerning the retirement terms of 35 workers at the Acre plant of METCO who it was agreed would retire from METCO and with regard to the retirement of additional workers. A provision was made in the 1998 financial statements for the retirement of the aforementioned 35 workers. Under the agreement, workers from the Akko plant who resign or who accept early retirement by 31.12.2000 are entitled to enlarged compensation, depending on the number of years of their employment at METCO.

          It was also decided that additional workers who retire during the term of the agreement will be entitled, upon reaching the age of 56 (or 54 for female workers), to early pension payments until they reach retirement age. In addition, these workers will be entitled to grants as stipulated in the agreement. Workers who are younger than 56 but more than 54 on the date of signing the agreement and whom the management of METCO has decided to dismiss, will also be entitled to early pension payments. Every retirement is subjected to the approval of the management of METCO.

          The term of the above agreement is until 31 December, 2000, but will remain in effect as long as no other agreement is signed. At this stage it is not possible to estimate how many workers, if any, will retire pursuant to the agreement, beyond the workers who have already been dismissed, and therefore no additional provision was made for them in the financial statements.

          In addition, in February 2000 a claim was filed against METCO in the Acre Labour Court by 45 employees from the plant regarding their entitlement to receive increased severance compensation. As at the date of publication of the financial statements METCO is unable to assess the chances and results of the claim and so no provision therefor has been made in METCO's books. See Note 3H(8).

     12. Tadiran Com. Was sold to the buying company in a transaction of representations. According to the terms of the transaction, should it transpire that the condition of Tadiran Com. Is materially different from the representation made, the buyer shall be entitled to compensation therefore from Tadiran.

          Koor Industries Ltd. Guarantees the liabilities of Tadiran in this transaction up the amount of the consideration received. This guarantee shall take effect if Tadiran's equity capital falls below $250 million.

     B.   Commitments

     1. Certain subsidiaries have research and development contracts with the Government of Israel. Under these contracts, the subsidiaries are required to pay royalties (2% - 5% of proceeds of sales resulting from the research and development) to the Government of Israel, in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the subsidiaries as participation in the research and development projects.

          Royalty paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

          Year ended                                              NIS thousand
          -----------------                                       ------------
          31 December, 1997                                             67,017
          31 December, 1998                                             75,732
          31 December, 1999                                             35,957

          Negotiations have been underway between a subsidiary and the Office of the Chief Scientist (hereinafter - "OCS") of the Government of Israel, to re-examine the royalties paid to the OCS during a period exceeding 10 years. The financial statements include a provision which, in the opinion of the management of the subsidiary, will be required to pay the royalties which will result from the negotiations.

     2. Certain subsidiaries are required to pay royalties at the rate of 3% per year of the increase in export sales, not to exceed the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the U.S. dollar

     3. In an agreement dated January 1997, Telrad undertook to acquire know-how from Nortel over a 10 year period at a cost of $ 15 million to be paid in four equal annual interest bearing installments, beginning in January 1998. By 31 December, 1999, Telrad had acquired know-how of a value of $ 6,406 thousand. In addition, Telrad paid $ 1,100 thousand on account of the said undertaking. Telrad is negotiating with Nortel in order to terminate the know-how agreement.

     4. Commitments for the purchase of fixed assets are as follows: 31 December, 1999 - NIS60 million adjusted; 31 December, 1998 - NIS 130 million adjusted.

     5. Koor has guaranteed, until the year 2004, the compliance of Elad Hotels Ltd. with the terms of the agreement regarding management of two hotels by a subsidiary. A subsidiary pays usage fees for hotel services, as defined in the agreement.

     6. Certain companies in the Group lease industrial and office premises under non-cancelable, long-term leases with, in most cases, renewal options. The rent expense of these companies was NIS 45 million in 1999, NIS 43 million in 1998 and NIS 53 million in 1997. Future minimum payments under the non-cancelable operating leases, for the years subsequent to balance sheet date, are as follows:

                                                                 December 31
                                                             ----------------
                                                                        1999
                                                                        ----
                                                             (NIS thousands)
                                                             --------------
          First year                                                  41,010
          Second year                                                 31,753
          Third year                                                  25,329
          Fourth year                                                 19,800
          Fifth year and thereafter                                   28,153
                                                             ---------------
                                                                     146,045
                                                             ===============

     7. On 30 November, 1999 Koor's Board of Directors committee, having been authorised for this purpose, passed a resolution to cooperate on an equal basis with the Israel Corporation Ltd., in a joint venture with an equity capital of up to $ 100 million. The joint venture will focus on investments in high-tech projects and companies in the fields of the Internet, telecommunications and operation of telecommunications in Israel and abroad.



Note 19 - Convertible Securities of Investee Companies

     A.   Option warrants to senior employees:

          Certain investors issued options to senior employees until 1999 inclusive. Employee entitlement to such options is be determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

          The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

          The rate of dilution in these subsidiaries, following the exercise of options, will not exceed approximately 2%.


     B.   An affiliated company - ECI

          ECI has outstanding convertible notes (hereinafter - "the notes") which are convertible until December 2003 of a par value of $85,000. The conversion rate is 1 share for each $25 par value of notes. Assuming the conversion of all the notes into shares, Koor's rate of holding in ECI will decrease by 1.2%.

          The Claridge Group, which is the controlling shareholder of Koor, holds 47% of these outstanding convertible notes.

Note 20 - Share Capital, Stock Options and Warrants

     A.   Share capital is composed as follows:

                                                             31 December, 1999                  31 December, 1998
                                                       ----------------------------       ---------------------------
                                                       Authorised        Issued and       Authorised       Issued and
                                                                        outstanding                        outstanding
                                                       ----------------------------       ----------------------------

         Number of shares:

         Ordinary shares of a
         par value of NIS 0.001 (1) (3)
           (4)                                         84,557,334        16,525,984       84,557,334        16,503,786
                                                       ==========        ==========       ==========        ==========

         Deferred shares of a
          par value of NIS 0.001
          (2) (3) (4)                                  15,167,666        14,461,481       15,167,666        14,391,637
                                                       ==========        ==========       ==========        ==========

         Amount in NIS:

         Ordinary shares of a par value
          of NIS 0.001                                     84,557            16,526           84,557            16,504
                                                       ==========        ==========        =========         =========

         Deferred shares of a par value
          of NIS 0.001                                     15,168            14,461           15,168            14,391
                                                       ==========         =========         ========          ========


     (1) These shares are traded on the Tel-Aviv Stock Exchange. As at 31 December, 1999, the per share market price was NIS 415.

          Traded on the New York Stock Exchange (NYSE). Each ADS represents 0.2 of Koor's ordinary Shares of NIS 0.001 par value. The market price in New York of the ADS as at 31 December, 1999 was $20.

     (2) Holders of the deferred shares are only entitled to receive the nominal paid-up value of the deferred shares in the event of a winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights, and they are not entitled to participate in the distribution of dividends of any kind.

     (3) The classification of the authorised and outstanding ordinary shares, and the authorised and outstanding deferred shares changes as a result of any deferral of ordinary shares occurring at the time of the exercise of stock options issued by the Company to the Israeli banks (see (b) below).

     (4) As at balance sheet date 170,436 ordinary shares and 12,903,884 deferred shares are held by subsidiaries and, accordingly, an amount of adjusted NIS 53,641 thousand was deducted from shareholders' equity.

          As for the rights and legal status of the additional 624,577 ordinary shares held by a subsidiary, Koor Trusts 1995 Ltd., see B below.

          The shares held by Koor Trusts will only be used in future for an issuance to company employees, subject to receipt of the requisite approvals. If these shares are not issued to the employees by June 2001 the company will reduce its capital. Until June 2001 Koor Trusts will not have the right to participate or vote in general meetings of the company's shareholders, nor will it have the right to receive a dividend for these shares.

     B.   Stock options:

          Stock options issued to Israeli banks:

          Within the framework of the comprehensive arrangement signed in September 1991 between Koor and the Israeli banks, banks were given options for the purchase of ordinary shares of Koor. The stock options may be exercised at any time through 2001. Upon exercise of a stock option by any of the banks, an ordinary share held by Hevrat Ha'ovdim will be converted automatically into a deferred share, so, for all practical purposes, the total number of ordinary shares does not change.

          In 1999 and 1998, the Israeli banks exercised options for the purchase of 69,844 and 97,933 ordinary shares respectively.

          As of 31 December, 1999 - 70,475 options were outstanding.

     C.   Key employee stock-based compensation plans:

     1.   The 1997 Stock-Based Compensation Plan:

          On May 27, 1997, 134,547 options were issued (exercise price - $ 90.989) and on November 6, 1997, an issuance of an additional 54,421 options was completed (exercise price - $ 98.747).

          See Note 4 as to details of stock options that have not been exercised and of exercise in the current year.

     2. On August 28, 1997, Columbus Capital Corporation ("Columbus"), a member of the Claridge Group, undertook to grant put options to those senior employees of Koor, including Koor's President and Chief Executive Officer who retired in 1998 , who are eligible for options to purchase Koor ordinary Shares by virtue of the 1995 Plan and the 1997 Plan. These put options are exercisable within 90 days from the first date upon which the employees are eligible to exercise the options under the above Plans. The put options confer to the employees the right to sell to Columbus the outstanding shares granted to them and the profits inherent in the exercise of the options. Columbus will purchase these shares from the employees, if they should desire, at a price identical to that paid by the Claridge Group for the purchase of Koor's shares held by the Shamrock group - $ 121.25 per Common Share of NIS 0.001.

          Each employee shall be eligible to sell his outstanding shares, all or in part, to Columbus under the said terms and according to his discretion.

          In 1998 an expense of NIS 6,080 thousand was allocated for the exercise of the aforementioned put options by all of the employees, including the retired Chief Executive Officer. In 1999 an expense of NIS 774 thousand was allocated for the exercise of the aforementioned put options.

     3.   The 1998 Stock-Based Compensation Plan:

          On August 30, 1998, an Extraordinary General Shareholders Meeting approved a private placement, at no cost, of up to 400,000 stock options to employees of the Company. Each option may be exercised into one ordinary share of a par value of NIS 0.001 each (hereinafter - "the Plan").

          The Plan authorises the allotment of up to 313,596 stock options, under specified terms, to 5 senior employees of Koor, including 105,263 option warrants to Koor's Chief Executive Officer who is also Vice Chairman of the Board of Directors.

          In 1999 40,000 options were allotted and a balance of 46,404 options has not yet been allotted.

          The effective date for implementation of the Plan is 16 July 1998 (hereinafter: the "Effective Date" or "Determining Date"). At the end of the first year from the Determining Date and at the end of each of the first two years thereafter each employee will be entitled to exercise up to one third of the total number of options in his allotment.

          The employee is entitled to exercise all or part of the stock options, pursuant to the conditions of the Plan, from the date of entitlement to exercise of the stock options on the dates set forth above and up to five years from the Determining Date, in other words, up to 16 July, 2003 (with the exception of the CEO who will be entitled to exercise the stock options until four years have elapsed from the Determining Date).

          Under the terms of the Plan, each option may be theoretically exercised to purchase one ordinary share (subject to adjustments). In practice, however, the optionee will not be issued the total number of shares to which he is entitled upon exercising such options, but only the number of shares reflecting the monetary benefit component of the option as at the exercise date. The exercise price of the issued options set for the purpose of calculating the benefit component when exercising the option (excluding those issued to the trustee that do not as yet have an exercise price) is $114.7 per share in respect of each option, payable in NIS, (excluding options issued to the Chief Executive Officer). The exercise price of the options issued to the Chief Executive Officer equals the NIS equivalent of $118.3 per share in respect of each option, subject to adjustment of exercise price for dividend distribution.

          The exercise price of the options issued to a trustee for those employees to be defined in the future shall be determined based on the share's market price on the Tel Aviv Stock Exchange at a date to be decided by the Remuneration Committee.

          The theoretical economic value of the option on August 5, 1998, according to the Black-Scholes options pricing model was $38.8 per option issued to the optionees (other than the CEO) and $31.92 per option issued to the Chief Executive Officer.

     4. Detail of options that have not yet been exercised as at 31 December, 1999 are as follows:

                                                                      Exercise         Number of          Last exercise
                                                                         price           options                   date
                                                                      --------         ---------          -------------
                                                                             $
                                                                      --------         ---------          --------------

                  1997 plan                                             90.989            66,518               May 2002
                  1997 plan                                             98.747            54,421          November 2002
                  1998 plan                                    110.90 - 111.60           248,333              July 2003
                  1999 plan                                    114.40 - 115.10           105,263              July 2002
                                                                                         -------
                                                                                         474,535
                                                                                         =======


     Movement in options during the year was as follows:

                                                       1995 plan         1997 plan        1998 plan            Total
                                                       ---------         ---------        ---------            -----
                  Balance as at
                  beginning of  year                      13,728           131,017          313,596          458,341
                  Exercised                                    -                 -           40,000           40,000
                  Granted                                (13,728)           (6,299)               -          (20,027)
                  Expired                                      -            (3,779)               -           (3,779)
                                                         --------          -------          -------          --------

                  Balance as at end
                   of year                                     -           120,939          353,596          474,535
                                                         ========          =======          =======          =======

                  Shares that were issued
                  to Koor Trusts (1995) Ltd.*              9,646             4,908                -           14,554
                                                         ========          =======           ======          =======



     * In accordance with the exercise mechanism, the allotment was not shown in the statement of shareholders' equity.

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

     A.   General:

     The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to reduce the overall exposure of assets and liabilities denominated in foreign currency and commitments for the purchase of raw materials and the sale of goods, in currencies other than the US dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.

     B. Details of the open foreign exchange transactions made to hedge subsidiaries' assets and liabilities in foreign currency as at 31 December, 1999:

                                                           Forward               Call               Put               Swap
                                                       transaction            options           options       transactions
                                                       -----------            -------           -------       ------------
                                                                               NIS thousands
                                                       -------------------------------------------------------------------

         Purchase of U.S. dollars in
          exchange for:
         NIS                                               417,486          1,949,604           999,336            588,173
         European currencies                                22,147             83,060            62,295                  -

         Purchase of European
          currencies in exchange for:
         NIS                                                     -             53,989            20,765                  -
                                                           -------          ---------         ---------            -------
                                                           683,993          2,016,653         1,082,396            588,173
                                                           =======          =========         =========            =======

         Sale of U.S. dollars in
          exchange for:
         NIS                                                51,092             83,226           237,136            672,636
         European currencies                                78,907             33,224                 -             37,404

         Sale of European currencies in
          exchange for:
         NIS                                                     -                  -            20,765                  -
                                                           -------            --------          -------            --------
                                                           129,999            116,450           257,901            710,040
                                                           =======            ========          ========           ========

     The transactions are usually for a period of up to 12 months, with the exception of financial instruments for the purchase of US dollars in consideration of NIS 1,400, net, in Koor, which were terminated by the end of February 2000 and not renewed.

     The loss in respect of derivative financial instruments, as included in the consolidated financial statements for the year ended 31 December, 1999, amounts to NIS 26,064 thousand (for the year ended as at 31 December, 1998 the gain in respect of derivative financial instruments amounted to NIS 5,319 thousand).

     C.   Fair value of financial instruments:

     Condensed data of monetary assets and liabilities, whose fair value as at 31 December, 1999, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                    Carrying              Fair
                                                      amount             value
                                                    --------             -----
                                                            NIS millions
                                                    --------------------------

     Investments in affiliates                         3,370             4,517
     Debentures and convertible debentures               281               268


     The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and accruals, and other financial instruments approximate at their fair value.


     D.   Credit risk of trade receivables:

                                                                    NIS millions
                                                                    ------------
     Insured receivables                                                  1,103
     Receivables insured by foreign trade risk insurance                    290
     Receivables - Government authorities and Bezeq                         290
     Other receivables, including checks and credit
      card companies                                                      1,671
                                                                          -----
     Total, including non-current receivables                             3,354
                                                                          =====

     In Management's estimation, the allowance for doubtful accounts adequately covers all anticipated losses in respect of concentration of credit risks of trade receivables.

     The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers in the various segments.

     E.   Linkage terms of monetary balances:

     (1)  Consolidated

     -        31 December, 1999

                                                       In foreign            Linked         Unlinked             Total
                                                         currency            to the
                                                        or linked               CPI
                                                          thereto
                                                        ----------           -------        ---------             -----
                                                                                        NIS thousands
                                                        ----------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                        932,747             3,591          512,368         1,448,706
         Short-term deposits and
          investments                                     105,354           209,810          157,171           472,335
         Trade receivables                              2,258,183           133,077          821,947         3,213,207
         Other accounts receivable                        133,016            25,126          154,882           313,024
         Investments and other
          long-term receivables                           259,485           448,122           11,066           718,673
                                                        ---------           -------        ---------         ---------
                                                        3,688,785           819,726        1,657,434         6,165,945
                                                        =========           =======        =========         =========

         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                  1,737,077            79,019          664,159         2,480,255
         Trade payables                                 1,160,042            37,793          314,202         1,512,037
         Other accounts payable                           312,508            60,583        1,310,871         1,683,962
         Long-term loans and
          debentures (including current
          maturities)                                   3,999,978         1,142,911            6,204         5,149,093
                                                        ---------         ---------        ---------        ----------
                                                        7,209,605         1,320,306        2,295,436        10,825,347
                                                        =========         =========        =========        ===========

         -        31 December, 1998

                                                       In foreign            Linked         Unlinked             Total
                                                         currency            to the
                                                        or linked               CPI
                                                          thereto
                                                       -----------           -------        ---------            ------
                                                                             NIS thousands
                                                       ----------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                        982,699             3,487          505,187         1,491,373
         Short-term deposits and
          investments                                   1,206,005           114,181          267,160         1,587,346
         Trade receivables                              2,568,814           144,562          915,788         3,629,164
         Other accounts receivable                        234,362            67,164          137,940           439,466
         Investments and other
          long-term receivables                           272,486           204,652           28,140           505,278
                                                        ---------           -------        ---------         ---------
                                                        5,264,366           534,046        1,854,215         7,652,627
                                                        =========           =======        =========         ==========
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                  1,758,748            82,784          508,044         2,349,576
         Trade payables                                 1,109,019             3,194          433,056         1,545,269
         Other accounts payable                         1,139,310           160,447          745,234         2,044,991
         Long-term loans and
          debentures (including current
          maturities)                                   3,885,569         1,154,966           36,495         5,077,030
                                                        ---------         ---------        ---------        ----------
                                                        7,892,646         1,401,391        1,722,829        11,016,866
                                                        =========         =========        =========        ==========

         (2)      Company

         -        31 December, 1999

                                                       In foreign            Linked         Unlinked             Total
                                                         currency            to the
                                                        or linked               CPI
                                                          thereto
                                                       -----------           -------        --------             -------
                                                                                NIS thousands
                                                       -----------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                        346,114                 -          379,240           725,354
         Short-term deposits and
          investments                                      20,765           192,614           65,718           279,097
         Other investments, loans and
          receivables                                      12,738           367,827                -           380,565
         Accounts receivable                                    -                 -           25,518            25,518
         Investments and other
          long-term receivables                               125           254,965          593,814           848,904
                                                          -------           -------        ---------         ---------
                                                          379,742           815,406        1,064,290         2,259,438
                                                          =======           =======        =========         =========

         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                    240,961                 -              449           241,410
         Trade payables                                         8                 -            1,649             1,657
         Other accounts payable                            27,261            29,857          243,400           300,518
         Long-term loans and
          debentures (including current
          maturities)                                   2,352,808           711,516              800         3,065,124
                                                        ---------           -------          -------         ---------
                                                        2,621,038           741,373          246,298         3,608,709
                                                        =========           =======          =======         =========

         -        31 December, 1998

                                                       In foreign            Linked         Unlinked             Total
                                                         currency            to the
                                                        or linked               CPI
                                                          thereto
                                                       -----------           -------        ---------            -------
                                                                               NIS thousands
                                                       ------------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                          4,185                 -          311,268           315,453
         Short-term deposits and
          investments                                      43,664            43,748           84,173           171,585
         Other investments, loans and
          receivables                                       5,299             2,832                -             8,131
         Accounts receivable                                    -                 -           14,423            14,423
         Investments and other
          long-term receivables                                 -           250,266          732,184           982,450
                                                           ------           -------        ---------         ---------

                                                           53,148           296,846        1,142,048         1,492,042
                                                           ======           =======        =========         =========

         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                          -                 -              966               966
         Trade payables                                     1,685                 -            5,502             7,187
         Other accounts payable                            14,349            31,207          120,325           165,881
         Long-term loans and
          debentures (including current
          maturities)                                   2,652,795           443,839              811         3,097,445
                                                        ---------           -------          -------         ----------
                                                        2,668,829           475,046          127,604         3,271,479
                                                        =========           =======          =======         =========

Note 22 - Liens and Guarantees


     A. In order to secure liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

          Regarding the lien in respect to an investment grant - see Note
          10A(2).

     B.   The balances of secured liabilities are as follows:

                                                                                                     Consolidated
                                                                                             ----------------------------
                                                                                                      December 31
                                                                                             ----------------------------
                                                                                                   1999              1998
                                                                                             ----------        ----------
                                                                                                     NIS thousands
                                                                                             ----------------------------
                  Credit from banks                                                          1,083,166         1,374,876
                  Loans from banks and
                   others and debentures (including current
                   maturities) (see Note 15, and also C
                   and D below)                                                                820,226           668,147
                                                                                             ---------         ---------
                                                                                             1,903,392         2,043,023

                  Others - mainly customer advances                                            153,262           306,378
                                                                                             ---------         ---------
                                                                                             2,056,654         2,349,401
                                                                                             =========         =========

          See Note 9 regarding bank loans which were taken to invest in debentures, which have been pledged as securities for the loans which were offset against the investment therein.

     C. For the purpose of securing debentures convertible into Koor shares, Koor has undertaken not to pledge its assets in future, except in accordance with the terms stipulated by the trust deeds. See also
          Note 15B.

     D. Debentures issued by Koor Issuance Ltd. a subsidiary, are secured by a floating charge on all the assets of the above company. Under the terms of the deed of trust, Koor has guaranteed the full repayment of all the amounts of the principal, interest and linkage differences of the debentures. Koor registered a "negative pledge" to secure its guarantee.

     E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                                                             Consolidated                            Company
                                                        -----------------------               ----------------------
                                                             December 31                           December 31
                                                        -----------------------               ----------------------
                                                        1999               1998               1999              1998
                                                        ----               ----               ----              ----
                                                            NIS thousands                         NIS thousands
                                                        -----------------------               ----------------------

                  Subsidiaries                              -                  -            91,628                 -
                  Affiliates                           19,652             20,353            19,652             9,033
                  Others                                9,114             23,529             1,622            33,086
                                                       ------             ------           -------            ------

                                                       28,766             43,882           112,902            42,119
                                                       ======             ======           =======            ======

     1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 307,035 thousand as at 31 December, 1999, and NIS 223,049 as at 31 December, 1998.

     2) In connection with the Bezeq agreement to transfer ownership of public switching Bezeq received from Koor a guarantee in the amount of NIS 104 million. See also Note 18A5.

     3) There are also guarantees, in an unlimited amount, to ensure due performance of work, customer agreements, product warranty, advance payments received, and liabilities to customs and excise authorities.

Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (3) (4):

         1.       Consolidated

                                                                                    Year ended December 31
                                                                          ---------------------------------------------
                                                                                1999             1998              1997
                                                                          ----------       ----------        ----------
                                                                                        NIS thousands

                                                                          ---------------------------------------------
         Local:
         Industrial operations (2)                                         3,425,703        4,631,273         5,451,809
         Trading operations                                                1,064,315          945,412         1,052,089

         Abroad:
         Industrial operations - export and
          international operations                                         5,591,566        6,591,239         5,800,158
         Trading operations                                                  593,717          624,392           621,319
                                                                          ----------       ----------        ----------
                                                                          10,675,301       12,792,316        12,925,375
                                                                          ==========       ==========        ==========

         (1)      Not including agency sales                                 555,633          367,653           499,270
                                                                          ==========       ==========        ==========

         (2)      Including sales to major customer                                -          532,037           829,074
                                                                          ==========       ==========        ==========

         (3)      Including sales under long-term credit
                   arrangements (see also Note 2K)                               510           78,004            67,175
                                                                          ==========       ==========        ==========

         (4)      Revenues and expenses relating
                   to work performed under long-term
                   contracts:
                  Revenues                                                   830,637          869,969           836,619
                  Costs                                                     (617,547)        (696,080)         (712,705)
                  Decrease (increase) in provision
                   for losses                                                  1,150           12,474            (3,223)
                                                                          ----------       ----------        ----------
                                                                             214,240          186,363           120,691
                                                                          ==========       ==========        ==========

         2.       Company

         Income from management fees :
         From subsidiaries                                                    45,589           42,181            73,348
         From proportionately consolidated
          investees                                                           18,776           20,571            28,168
         From affiliated companies                                               756                -                 -
                                                                          ----------       ----------        ----------
                                                                              65,121           62,752           101,516
                                                                          ==========       ==========        ==========

         B.       Cost of sales and services - consolidated :

                                                                                    Year ended December 31
                                                                          ---------------------------------------------
                                                                                1999             1998              1997
                                                                          ----------       ----------        ----------

                                                                                        NIS thousands

                                                                          ---------------------------------------------
         Industrial operations:

         Materials                                                         3,522,270        4,660,519         4,595,995
         Labour                                                            1,542,802        2,293,136         2,146,711
         Subcontracted work                                                  127,930          177,767           158,291
         Depreciation and amortisation                                       397,591          511,250           490,306
         Research and development expenses, net (*)                          427,722          527,928           506,597
         Other manufacturing expenses                                        609,489          762,012           799,255
                                                                          ----------       ----------        ----------
                                                                           6,627,804        8,932,612         8,697,155

         Less - expenses charged to cost of fixed assets                      12,659           33,600            25,813
                                                                          ----------       ----------        ----------
                                                                           6,615,145        8,899,012         8,671,342

         Decrease (increase) in inventory of goods
          and work in process                                                214,223          (17,223)            37,600
                                                                          ----------       ----------        ----------
                                                                           6,829,368        8,881,789         8,708,942

         Increase in inventory of finished goods                             137,487         (162,766)           (61,733)
                                                                          ----------       ----------        ----------
                                                                           6,966,855        8,719,023         8,647,209
         Trading operations:
         Merchandise                                                         839,499          923,767         1,011,410
         Labour                                                              145,194          101,209           104,932
         Depreciation                                                         43,680           33,022            35,428
         Others                                                              134,638           90,003            91,050
                                                                          ----------       ----------        ----------
                                                                           1,163,011        1,148,001         1,242,820
                                                                          ----------       ----------        ----------
                                                                           8,129,866        9,867,024         9,890,029
                                                                          ==========       ==========        ==========
         (*)      Net of grants and participations, net                       15,645           56,180            45,665
                                                                          ==========       ==========        ==========

         C.       Selling and marketing expenses - consolidated :

                                                                                    Year ended December 31
                                                                          ---------------------------------------------
                                                                                1999             1998              1997
                                                                          ----------       ----------        ----------
                                                                                        NIS thousands

                                                                          ---------------------------------------------
         Salaries                                                            337,646          422,873           375,111
         Commissions                                                         139,712          168,418           168,262
         Advertising expenses                                                 62,280           81,919            85,997
         Depreciation and amortisation                                        44,350           47,001            39,187
         Other                                                               394,068          482,246           456,706
                                                                          ----------       ----------        ----------
                                                                             978,056        1,202,457         1,125,264
                                                                          ==========       ==========        ==========

D.       General and administrative expenses:

                                                 Consolidated                                    Company
                                      ------------------------------------       -----------------------------------
                                            Year ended December 31                       Year ended December 31
                                      ------------------------------------       -----------------------------------
                                         1999           1998          1997          1999          1998          1997
                                      -------        -------       -------       -------       -------        ------
                                                   NIS thousands                              NIS thousands
                                      ------------------------------------       -----------------------------------
         Salaries                     384,613        557,363       489,168        26,402        81,316        70,447
         Bad and
          doubtful debts               27,463         58,783        14,866             -             -             -
         Depreciation and
          amortisation                 32,190         35,976        32,751         1,237         1,240         1,305
         Other                        285,243        358,763       337,703        38,531        34,087        31,136
                                      -------      ---------       -------       -------       -------       -------
                                      729,509      1,010,885       874,488        66,170       116,643       102,888
                                      =======      =========       =======       =======       =======       =======

E.       Financing expenses (income), net:

                                                 Consolidated                                    Company
                                      ------------------------------------       -----------------------------------
                                            Year ended December 31                       Year ended December 31
                                      ------------------------------------       -----------------------------------
                                         1999           1998          1997          1999          1998          1997
                                      -------        -------       -------       -------       -------        ------
                                                   NIS thousands                              NIS thousands
                                      ------------------------------------       -----------------------------------
In respect of
 convertible debentures                 7,598          9,876        19,880         6,079         7,653        16,240
In respect of debentures                5,102          6,458        11,347             -             -             -
In respect of
long-term loans                       218,430        257,017       147,697       126,188       107,010           469
In respect of short-term
 loans and credit                     181,136        159,896       128,072        26,687             -           497
Amortisation of
 capital raising
 expenses                               2,546          5,663         5,982         1,196         1,902         2,327
Losses (gains) from
 marketable securities, net           (67,707)       (59,804)      (49,436)      (27,229)       11,757       (25,415)
Interest capitalised to
 fixed assets and
 work in process*                      32,829        (48,892)      (20,259)       28,257       (36,981)            -
Revenue (expenses)
from investees, net                         -              -             -        (3,397)        1,694        (2,375)
Revenue from deposits
 and others, net                      (21,645)       (79,199)      (91,440)        2,694        (8,467)         (382)
                                      -------      ---------       -------       -------       -------       -------
                                      358,289        251,015       151,843       160,475        84,568        (8,639)
                                      =======      =========       =======       =======       =======       =======
*    Including amounts recorded directly to shareholders' equity as "cumulative foreign currency adjustments."

         F.       Other income (expenses), net

         1.       Consolidated

                                                                                    Year ended December 31
                                                                             ---------------------------------------------
                                                                                 1999             1998                1997
                                                                             ---------------------------------------------
                                                                                             NIS thousands
                                                                             ---------------------------------------------

         Sale of investments in investees (including
          changes in rates of holding)                                        641,974          433,582             179,645
         Liquidating dividend                                                       -                -              20,327
         Income in respect of settlement agreements                                 -                -                  -
         Expenses relating to the termination
          and/or sale of activities and
           sale and write down of assets, net                                (319,312)        (231,974)            (70,166)
         Supplemental severance pay and pensions                             (205,599)        (269,061)            (27,323)
         Management services and participation in
          selling general and administrative expenses:
            Proportionately consolidated companies                              9,567            9,812              14,142
            Affiliates                                                          2,765            3,413              10,707
         Rent from buildings and equipment
          (net of related depreciation) (1)                                     4,231            2,739               3,881
         Joint ventures, net                                                      415            1,181               1,327
         Compensation for damages                                                 560              368               4,680
         Sale of know-how                                                           -           12,203                   -
         Earnings on severance pay fundings                                         -                -                 854
         Amortisation of goodwill                                             (48,838)         (27,170)            (19,227)
         Miscellaneous, net                                                    21,465           (6,363)             (1,448)
                                                                             --------         --------             --------
                                                                              107,228          (71,270)            117,399
                                                                             ========         ========             ========
         (1)      Including depreciation                                          745            1,427               4,227
                                                                             ========         ========             ========

         2.       Company

                                                                                    Year ended December 31
                                                                             ---------------------------------------------
                                                                                 1999             1998                1997
                                                                             --------         --------             --------
                                                                                        NIS thousands
                                                                             ---------------------------------------------

         Capital gain on sale of investments in investee
          companies                                                            44,699          113,159              73,810
         Liquidating dividend                                                       -                -              19,279
         Joint venture                                                            610            1,231               1,496
         Write-down of investments                                           (157,099)        (131,091)                  -
         Capital loss from sale of fixed assets                                (1,661)          (1,122)                (86)
         Sale of know-how                                                           -           12,203                   -
         Miscellaneous, net                                                     5,946           (1,109)              1,359
                                                                             --------         --------             --------
                                                                             (107,505)          (6,729)             95,858
                                                                             ========         ========             ========

         G.       Equity of the Koor Group in the operating results of affiliates, net

         1.       Consolidated

                                                                                    Year ended December 31
                                                                             ---------------------------------------------
                                                                                 1999             1998                1997
                                                                             --------         --------            --------
                                                                                        NIS thousands
                                                                             ---------------------------------------------

         Affiliates companies, net (1)                                        284,197          105,713              28,900
         Amortisation of goodwill (2)                                        (162,472)         (43,728)            (18,265)
                                                                             --------         --------             --------
                                                                              121,725           61,985              10,635
                                                                             ========          =======             ========

         Dividend received                                                     49,742           29,315              11,095
                                                                             ========          =======             ========
         (1)      Including discontinued operations in an
                   affiliate                                                  (86,773)               -                   -
                                                                             ========          =======             ========
         (2)      Including write-off of goodwill balance
                   in an affiliate                                                  -                -               8,852
                                                                             ========          =======             ========

         2.       Company

                                                                                    Year ended December 31
                                                                             ---------------------------------------------
                                                                                 1999             1998                1997
                                                                             --------         --------            --------
                                                                                        NIS thousands
                                                                             ---------------------------------------------

         Equity of Koor in operating results for the year (1)                 836,845          160,396             423,548
         Amortisation of goodwill (2)                                        (120,197)         (37,507)             (5,265)
                                                                             --------         --------             --------
                                                                              716,648          122,889             418,283
                                                                            =========        =========             ========
         Dividend received                                                  1,539,910        1,297,923             135,197
                                                                            =========        =========             ========
         (1)      Including discontinued operation in
                   an affiliate                                               (86,773)               -                   -
                                                                            =========        =========             ========
         (2)      Including write-off of goodwill in
                   investee companies                                          (1,849)               -               4,913
                                                                            =========        =========             ========

     H. Income (expenses) from investee companies and their participation in expenses


           Year ended December 31
           ---------------------------------------  ---------------------------------------  ---------------------------------------
           1999                                     1998                                     1997
           ---------------------------------------  ---------------------------------------  ---------------------------------------
                         Consolidated                             Consolidated                             Consolidated
                         companies by                             companies by                             companies by
           Consolidated  proportional   Affiliated  Consolidated  proportional   Affiliated  Consolidated  proportional   Affiliated
           companies     consolidation  companies   companies     consolidation  companies   companies     consolidation  companies
           ------------  -------------  ----------  ------------  -------------  ----------  ------------  -------------  ----------
                         NIS thousands                            NIS thousands                            NIS thousands
           ---------------------------------------  ---------------------------------------  ---------------------------------------
Income:

Management
services        45,589         18,776          756             -         42,181      20,571             -        73,348      28,168
           ============  =============  ==========  ============  =============  ==========  ============  =============  ==========
Administrative
expenses (in
respect of
salaries of
plant managers
paid by Koor)        -              -            -             -         26,949           -             -        41,242      22,499
           ============  =============  ==========  ============  =============  ==========  ============  =============  ==========

Financing income
(expenses),
net              4,443            (14)      (1,032)            -         (2,324)        705             -         3,489      (1,393)
           ============  =============  ==========  ============  =============  ==========  ============  =============  ==========

Note 24 - Business Segments

     A.   The Koor Group operates in the following segments:

          Following a change by the company's management in the definition of Koor's segments of operation, the operations of the telecommunications and electronics segments which had been reported in 1998 in the telecommunications segment were divided retroactively into the telecommunications, military electronics and "others" segments. Pursuant thereto the comparison numbers were classified accordingly.

          Following are Koor's segments after this reclassification:

          Telecommunications
          Defence electronics
          Agro-chemicals and other chemicals
          Building and infrastructure materials
          The "others" segment includes mainly tourism, consumer products, software and trade.

     B. Segment sales include products sold and services rendered to unrelated customers. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

          Segment operating earnings include all costs and expenses directly related to the relevant segment and an allocation of expenses from which more than one segment may benefit. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.

     C. See Note 24H for details of the discontinuation of the activities of the energy segment.

     D.   Data regarding business segments of the Koor Group:*

                                                                   Year ended December 31
                             ------------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                             ------------------------------------------------------------------------------------------

                                 NIS thousands              % NIS thousands              % NIS thousands              %
                                 -------------    ----------- -------------   ------------ -------------      ---------
         Revenues
          from sales
          and services:

         Segments:

         Telecommunication            2,199,702         20.61    3,419,501         26.73    3,408,168         26.37
         Defence electronics          1,333,690         12.49    1,572,584         12.29    1,458,576         11.28
         Agro-chemicals
         and other chemicals          3,540,922         33.17    3,376,893         26.40    2,881,212         22.29
         Building and
          infrastructure materials    1,445,878         13.54    1,645,089         12.86    1,964,115         15.20
         Others                       2,155,109         20.19    2,778,249         21.72    3,213,304         24.86
                                     ----------        ------   ----------        ------   ----------        ------

         Total segments              10,675,301        100.00   12,792,316        100.00   12,925,375        100.00
                                     ==========        ======   ==========        ======   ==========        ======

         *        Reclassified

                                                                   Year ended December 31
                             ------------------------------------------------------------------------------------------
                                          1999                         1998                         1997
                             -------------------      -----------------------       -----------------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands              %
                             ------------------------------------------------------------------------------------------
Pre-tax earnings
Operating earnings
 according to segments:

Telecommunication                       260,662        27.67        46,406         5.28       299,429        25.59
Defence electronics                      69,060         7.33       167,684        19.07       138,126        11.81
Agro-chemicals and
 other chemicals                        390,503        41.45       428,441        48.74       359,271         30.7
Building and
infrastructure materials                127,210        13.50        76,251         8.67       202,857        17.34
Others                                   94,685        10.05       160,293        18.24       170,317        14.56
                                       ---------      ------      --------       ------     ---------       ------
Total segments                          942,120       100.00       879,075       100.00     1,170,000       100.00
                                                      ======                     ======                     ======

 Joint general expenses                (104,250)                  (167,125)                  (134,406)
                                       ---------                  ---------                  ---------

Total operating earnings                837,870                    711,950                  1,035,594
Financing expenses, net                 358,289                   (251,015)                  (151,843)
Other income (expenses), net            107,228                    (71,270)                   117,399
                                       ---------                  ---------                  ---------
Pre-tax earnings                        586,809                    389,665                  1,001,150
                                       =========                  =========                 ==========


The Koor Group's equity in the excess of earnings over losses of affiliates, net, is as follows:

                                                                   Year ended December 31
                             ------------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                             ---------------------------------- ---------------------------- --------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands           %
                             --------------------     --------- -------------     ---------- -------------    --------
                             ------------------------------------------------------------------------------------------
Telecommunications                      137,018        112.56       37,504         60.51       (4,177)        (39.28)
Defence electronics                      (8,018)        (6.58)           -             -            -              -
Agro-chemicals and
 other chemicals                              -             -            -             -        4,512          42.42
Building and
 infrastructure materials                 1,355          1.11          552          0.89       (9,392)        (88.31)
Others                                   (8,630)        (7.09)      23,929         38.60       19,692         185.17
                             --------------------     --------- -------------     ---------- -------------    --------
                                        121,725        100.00       61,985        100.00       10,635         100.00

                             =========================================================================================
*        Reclassified

                                                                   Year ended December 31
                             ------------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                             ---------------------------------- ---------------------------- --------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands          %
                             --------------------     --------- -------------     ---------- -------------   --------
Capital investments:
Segments:
Telecommunication                        67,051          9.50      208,106         19.09      223,654         22.99
Defence electronics                      42,888          6.07       67,772          6.22       50,429          5.18
Agro-chemicals and
 other chemicals                        277,545         39.31      340,780         31.25      312,166         32.08
Building and
 infrastructure materials               119,455         16.93      289,308         26.53      165,007         16.96
Others                                  199,078         28.19      184,375         16.91      221,709         22.79
                             --------------------     --------- -------------     ---------- -------------   --------
Total segments                          706,017        100.00    1,090,341        100.00      972,965        100.00
                                                      =========                   ==========                 ========
Discontinued activity                         -                     31,873                     64,053
Corporate assets                         14,052                     27,112                      1,870
                             --------------------                -----------                -------------    --------
                                        720,069                  1,149,326                  1,038,888
                             ====================                ===========                =============    ========
Depreciation and
 amortisation:
Segments:
Telecommunication                        85,090         14.99      152,891         23.31      136,358         21.87
Defence electronics                      55,879          7.45       51,407          7.85       39,589          6.36
Agro-chemicals and
 other chemicals                        187,698         33.08      170,075         25.93      131,591         21.10
Building and
infrastructure materials                123,697         21.80      144,021         21.96      179,504         28.79
Others                                  114,973         22.68      137,370         20.95      136,449         21.88
                             --------------------     --------- -------------     ---------- -------------   --------
Total segments                          567,337        100.00      655,764        100.00      623,491        100.00
                                                      =========                   ==========                 ========
Discontinued activity                         -                     21,967                     42,128
Corporate assets                          2,733                      5,364                      6,740
                             --------------------                -----------                -------------
                                        570,070                     683,095                    672,359
                             ====================                ===========                ==============

*        Reclassified

                                                                                December 31
                                                   -------------------------------------------------------------------
                                                            1999                                 1998
                                                   --------------------------------     ------------------------------
                                                   NIS thousands                %       NIS thousands               %
                                                   --------------      ------------     ----------------      --------
         Identifiable assets:

         Segments:

         Telecommunication                              1,843,738             15.49        4,116,743             27.43
         Defence electronics                              681,360              5.73        1,330,708              8.89
         Agro-chemicals and other
          chemicals                                     5,277,603             44.35        5,221,023             34.79
         Building and infrastructure
          materials                                     1,752,011             14.72        2,177,670              14.5
         Others                                         2,345,877             19.71        2,159,999             14.39
                                                   --------------      ------------     ----------------      --------
         Total segments                                11,900,589            100.00       15,006,143            100.00
                                                                       ============                           ========

         Corporate assets                               1,974,239                          1,156,345
         Affiliates**                                   3,495,772                          1,623,060
                                                   --------------                        ---------------
                                                       17,370,600                         17,785,548
                                                   ==============      ============      ===============

         *        Reclassified
         **       Including an investment of NIS 3,067 million (31 December, 1998 - NIS 1,285 million) in ECI which operates in the telecommunications segment.

     E. Industrial operations - export sales and foreign industrial operations by geographical destination:


                                                                                     Year ended December 31
                                                                                     ----------------------
                                                                             1999            1998             1997
                                                                             ----            ----             ----
                                                                                          NIS thousands
                                                                           ---------------------------------------------
         North America                                                     1,608,174        1,907,365         1,785,455
         Europe                                                            1,710,133        2,032,650         1,588,563
         South America                                                     1,433,075        1,563,876         1,295,827
         Africa                                                              129,132          176,423            77,826
         Asia and Australia                                                  711,052          910,925         1,052,487
                                                                           ---------        ---------         ----------
                                                                           5,591,566        6,591,239         5,800,158
                                                                           =========        =========         ==========

     F.   Assets by geographic location of manufacturing operation

                                                                                             Year ended December 31
                                                                                        --------------------------------
                                                                                                  1999              1998
                                                                                        --------------     -------------
                                                                                         NIS thousands     NIS thousands
                                                                                        --------------------------------
         Israel                                                                             15,724,883        16,197,462
         Brazil                                                                              1,457,906         1,344,797
         North America                                                                         192,811           243,289
                                                                                        --------------     -------------
                                                                                            17,375,600        17,785,548
                                                                                        ==============     =============

     G.   Capital investments in assets by geographic location

                                                                                                  1999              1998
                                                                                        --------------     -------------
                                                                                         NIS thousands     NIS thousands
                                                                                        --------------     -------------
         Israel                                                                                688,678         1,069,316
         United States                                                                           5,972             5,767
         Brazil                                                                                 25,919            74,243
                                                                                        --------------     -------------
                                                                                               720,569         1,149,326
                                                                                        ==============     =============

     H.   Discontinued activity

     1. In Koor's financial statements the companies Phoenicia and Yonah constituted part of the food segment included in the financial statements as at 31 December, 1998, in the "Others" framework in the Note relating to segments. After conclusion of the sale of the companies, operations in Koor's food segment were terminated.

                                                                                  The year ended 31 December
                                                                       -------------------------------------------------
                                                                                1999             1998              1997
                                                                       -------------    -------------     --------------
                                                                       NIS thousands    NIS thousands     NIS thousands
                                                                       -------------    -------------     --------------
         Revenues from sales and implementation of works                      96,009          376,701           830,220
                                                                       =============    =============     ==============
         Profit (loss) from operating earnings                                  (429)          18,939            41,483
                                                                       =============    =============     ==============
         Loss - Koor's share                                                   4,078            1,439             6,018
                                                                       =============    =============     ==============
         Total assets                                                                         109,412
                                                                                        =============

     2. In the 1997 financial statements Granite Hacarmel Investments Ltd. constituted all the operations in the energy segment. As from the 1998 financial statements the operation was retroactively represented in the energy segment of the statement of operations as a sector in which operations had been terminated.

     I.   Additional information on business segments of the Company*:

          The Company operates through subsidiaries, proportionately consolidated companies and affiliates in various sectors of the economy.

          Data according to business segments is as follows :

          Equity of the Company in earnings (losses) net, of investees:

                                                                                    Year ended December 31
                                                                        -------------------------------------------------
                                                                                 1999             1998               1997
                                                                        -------------    -------------     --------------
                                                                                         NIS thousands
                                                                        -------------------------------------------------
         Telecommunications                                                   259,451         (162,928)           160,251
         Defence Electronics                                                   23,638           83,452             61,897
         Agro-chemicals and other chemicals                                    (1,281)         102,927            112,129
         Buildings and infrastructure materials                                75,500           (4,560)            76,929
         Others                                                               324,758           93,600              3,295
                                                                        -------------    -------------     --------------
                                                                              682,066          112,491            414,501
         Provision for severance benefits                                           -           10,398              3,782
         Provision for taxes                                                   34,582                -                  -
         Discontinued activities                                                    -           69,420             15,929
                                                                        -------------    -------------     --------------
                                                                              716,648          192,309            434,212
                                                                        =============    =============     ==============


         Investment of the Company in shares, loans and capital notes net, of investees:

                                                                                                December 31
                                                                        -------------------------------------------------
                                                                                                  1999               1998
                                                                                            ----------         ----------
                                                                                                NIS thousands
                                                                        -------------------------------------------------
         Telecommunications                                                                  3,743,766          2,784,023
         Defence Electronics                                                                   442,804            497,382
         Agro-chemicals and other chemicals                                                  1,259,651          1,251,383
         Buildings and infrastructure materials                                                609,618          1,015,824
         Others                                                                                346,728            884,678
                                                                                            ----------         ----------
                                                                                             6,402,567          6,433,290
         Provision for taxes                                                                         -            (34,582)
                                                                                                     -                  -
                                                                                            ----------         ----------
                                                                                             6,402,567          6,398,708
                                                                                            ==========         ==========

         *        Restated

Note 25 - Transactions and Balances with Interested Parties

     A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

          1.   Claridge Group (Claridge).

          2.   Bank Hapoalim B.M. group (Bank Hapoalim B.M.)

          3. Bank Leumi B.M. Group (Bank Leumi B.M.) - after the balance sheet date Bank Leumi B.M. ceased to be an interested party in Koor.

     B. Koor and its subsidiaries undertake transactions with interested parties as detailed below. These transactions, which consist principally of the receipt of banking services, are carried out in the normal course of business and thus no separate records are kept of the handling and recording of such transactions.

          Consequently, and given the large number of the above mentioned entities, it is not possible to accurately determine the scope and scale of these transactions.

          The Securities Authority, in a meeting on 10 February, 2000, decided to exempt the Company from disclosure of transactions with Bank Hapoalim B.M., Bank Leumi B.M., Claridge and their investee companies, for purposes of the financial statements as at 31 December, 1999 , other than for exceptional transactions.

     C. The balance of liabilities owed to Bank Hapoalim B.M. as at 31 December, 1999 and 1998 is NIS 2,396 million and NIS 2,432 million respectively.

     D. The balance of liabilities owed to Bank Leumi B.M. as at 31 December, 1999 and 1998 is NIS1,849 million and NIS 2,171 million respectively.

     E. See Note 20C(2) regarding the granting of put options to senior employees of the Koor Group by the Claridge Group for the purchase of shares in Koor.

     F.   Benefits to interested parties

     1.   Directors*

                                                     Year ended December 31
                                                     ------------------------
                                                     1999     1998       1997
                                                     ----     ----       ----
                                                          NIS thousands
                                                     ------------------------

         Directors employed by the Company:
         Salary and related costs (a) (b)           8,376    11,497    13,568
                                                    =====    ======    ======
         Number of directors                            2         3         1
                                                    =====    ======    ======

         Directors not employed by the Company:
         Annual compensation and participation
          in meetings:

         Claridge Group                               271       282        66
                                                    =====    ======    ======
         Number of directors                            6         7         7
                                                    =====    ======    ======
         Poalim Assets (Shares ) Ltd.                 173       206       187
                                                    =====    ======    ======
         Number of directors                            3         3         3
                                                    =====    ======    ======
         Shamrock Group                                 -         -       216
                                                    =====    ======    ======
         Number of directors                            -         -         5
                                                    =====    ======    ======
         Other directors                              235       280       237
                                                    =====    ======    ======
         Number of directors                            3         3         5
                                                    =====    ======    ======
         Consulting fee                             1,101       555     1,062
                                                    =====    ======    ======
         Number of directors                            1         1         1
                                                    =====    ======    ======

     *    Including directors who resigned or were appointed during the year.

     (a) On July 1, 1998 Mr. B. Gaon resigned from his position as General Manager of the Company. At the request of the Board of Directors Mr. Gaon remained with the Company until 31 December, 1998 and he undertook to continue to render it services as a consultant in 1999 and 2000 for an annual consulting fee of $125,000.

          The 1998 and 1997 figures include the cost of the retirement arrangement with the outgoing General Manager.

          In 1998, 137,274 options were exercised by Mr. Gaon, under the 1995 incentive plan.

          The value of the benefit included in the exercise was NIS 23,334 thousand based on the market price at exercise date. In respect of options granted by shareholders see also Note 20C(2).

     (b) See Note 20C(3) in respect of the issue of options to the General Manager and the Company's President under the 1998 Incentive Plan.

     2.   Consultancy services

                                                                                    Year ended December 31
                                                                               -----------------------------------------
                                                                                 1999             1998              1997
                                                                               ------           ------            ------
                                                                                        NIS thousands
                                                                               -----------------------------------------
                  Claridge                                                     1,683            1,734               382
                                                                               -----            -----             ------
                  Poalim Capital Markets and
                   Investment Ltd.                                             1,683            1,734             1,536
                                                                               -----            -----             -----
                  Shamrock*                                                        -                -             1,384
                                                                               -----            -----             -----

     *    Including expense reimbursement and special consultancy.

          The Company has agreements with interested parties - Claridge and Poalim Capital Markets and Investments Ltd. (Poalim) - for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

          In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed US$ 400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year , unless one of the parties gives 60 days' prior notice of the termination of the agreement.

Note 26 - Earnings Per Share

     A. Adjusted net earnings used in the computation of earnings per NIS 1 par value of the share capital:

                                                                                    Year ended December 31
                                                                             ---------------------------------------------
                                                                                1999             1998              1997
                                                                             -------          -------           ----------
                                                                                        NIS thousands
                                                                             ---------------------------------------------
         Earnings used in the computation of basic
          earnings per NIS 1 par value of shares                             549,119           48,240           541,047

         Add - theoretical earnings resulting from:

           Conversion of convertible debentures:
           Series E                                                              490                -             5,034
           Series F                                                            5,485                -            13,232

           Effect of subsidiaries' convertible securities                          -                -            (3,108)
                                                                             -------          -------           --------
         Net earnings used in the computation of fully
          diluted earnings per NIS 1 par value of shares                     555,094           48,240           556,205
                                                                             =======          =======           ========

     B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings per NIS 1 par value of the share capital:

                                                                                  Number of ordinary shares
                                                                             ------------------------------------------
                                                                               1999              1998           1997
                                                                          ----------       ----------        ----------
         In the computation of basic earnings per share                   15,737,564       15,723,996        15,438,487

         Add - theoretical share capital  resulting from:

         Conversion of convertible debentures:
         Series E                                                             40,500                -           273,750
         Series F                                                            284,062                -           620,690
                                                                          ----------       ----------        ----------
         Total share capital used in the computation of
          fully diluted earnings per share                                16,062,126       15,723,996        16,332,927
                                                                          ==========       ==========        ==========

     C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 6% (31 December, 1998 - 6%, 31 December, 1997 - 4%) for securities linked to the CPI.

Note 27 - Subsequent Events

     A. Following conclusion of the offer to purchase the holdings of various shareholders in Q Group PLC (hereinafter: - "Q Group"), in which Koor held, by means of Koor Multimedia Ltd. (100%), approximately 23%, on 18 January, 2000 Koor sold its holdings in Q Group in consideration of approximately NIS 42 million. The capital gain before tax to Koor from this sale amounted to NIS 30 million.

     B. On 20 January, 2000 an agreement was signed by Tadiran, Koor and Elisra Electronic Systems Ltd. (hereinafter: "Elisra") whereby Tadiran will transfer all its holdings in Elisra to Koor, at no consideration. Immediately after the transfer of shares (effective 31 January, 2000) Elisra will receive shares in Tadiran Spectralink and Tadiran Electronic Systems Ltd. (fully owned companies by Tadiran) at no consideration. The share transfer as set forth above will be implemented after compliance with prior terms stipulated in the agreement, including inter alia the receipt of the requisite approvals for conclusion of the transaction from the relevant authorities.

          On 23 January, 2000 Tadiran lodged an application in the District Court for approval of a reduction in capital as required following the transfer of the shares. The court ordered that creditor meetings be held. The meetings were held and the creditors approved the reduction. The court has not yet approved the reduction.

     C. On 2 March, 2000 United Steel Mills Ltd. (hereinafter: "United Steel") (approximately 73%) announced that it had not obtained an arrangement with the banks and other credit providers concerning rescheduling of its long-term and short-term debts, and that the negotiations between United Steel and the banks had been terminated.

          In Koor's 1999 financial statements a write-off was recorded for the total investment in United-Steel's shareholders' equity and the loans granted by Koor to United Steel in the total amount of NIS 102 million. The assets of United Steel consolidated in the financial statements constitute approximately 2.2% of all Koor's assets in its consolidated balance sheet.

          Owing to the fact that Koor does not guarantee United Steel's third party liabilities, Koor and its legal counsel is in the opinion that Koor will not be obligated to bear any financial cost whatsoever over and above said provisions, for United Steel's third party debts. Moreover, Koor's management does not intend to cover past debts and the capital deficit in realisation values, if any.

          On 16 March, 2000 United Steel and its subsidiaries applied to the Haifa District Court for a stay of proceedings pursuant to Section 350 of the Companies law - 1999, and for the appointment of a trustee. The application was lodged by the applicants only, with the consent of some of the secured creditors. On the same date an order was given for a stay of proceedings against the applicants, and each one of them, for 90 days, thus rendering it impossible to continue or initiate any legal proceedings against the applicants unless with the approval of the court in order to formulate a comprehensive recovery plan and creditor arrangement proposal which will be submitted to the court within 45 days. Koor consents to the stay of proceedings and is ready to grant a new loan to the special management of up to a maximum of NIS 15 million so that the United Steel can continue operating. Each new loan granted to the applicants during the stay of proceedings at the request of the trustee, including loans granted by Koor, will receive preferential status over all the company's creditors, including secured creditors, and the loans will be repaid only from the considerations received by the trustee while it is operating the plant, and will be paid before any other payment within the framework of the creditor arrangement.

     D. On 2 March, 2000 Koor signed documents enabling it to become a limited partner in the Polaris Venture Capital Fund III L.P. which is a limited partnership registered in Israel. Within the framework of its commitment Koor is supposed to invest up to $ 35 million in the fund, and it will be entitled to a permanent representative on the committee advising the fund.

     E. On 6 March, 2000 a binding memorandum of understanding was signed by Nortel Networks, an international Canadian company, the Company and Telrad. The said memorandum of understanding stipulates that the Canadian Nortel and the Koor Group will set up a new company in Israel ("Nortel Israel") which will be controlled by Nortel, and the Koor Group will hold 28% of its share capital. Once it is set up Nortel Israel will acquire from Telrad the Public Switching and TX1 systems businesses, together with Telrad's operations in this field outside Israel, in return for some $ 95 million which will be paid to the Koor Group. The business operation which Telrad will sell to Nortel Israel constitutes approximately 40% - 50% of its business operation. The Koor Group is expected to record a pre-tax capital gain from this transaction of approximately $ 61 million. At the same time, Nortel will sell to Koor all its holdings (20%) in Telrad in consideration of $ 45 million, thereby turning Telrad into a fully owned subsidiary of Koor, and in return the Koor Group will invest some $ 49 million in Nortel in share capital and shareholders' loans. Nortel Israel will take over all the operations of the Canadian Nortel currently being implemented in Israel outside the Telrad framework, thereby obtaining direct access to the use of the technologies of the global Nortel, including future technologies. Implementation of the transaction is contingent upon the receipt of various approvals, including that of the Commissioner of Restrictive Trade Practices.

     F. On 15 March 2000, agreement was signed by Tadiran and the Electric Fuel Corporation (hereinafter: "EFC"), a public company registered in the American state of Delaware, whose shares are traded on NASDAQ. According to the agreement Tadiran will transfer all its holdings (100%) in Tadiran Batteries Ltd., to EFC, and in return EFC will issue to Tadiran 2,335,767 shares (subject to adjustments in accordance with the market share price in the period defined in the agreement). On the date of implementation of the transaction Koor will invest $10.5 million in EFC, and in return EFC will issue 613,139 shares to Koor. After completion of these issues Koor will hold, directly and indirectly, 14% of EFC's issued share capital and will have the right to appoint one director to EFC's Board of Directors. On March 14, 2000, EFC's share price was $18.125, and pursuant thereto the consideration in shares received by Tadiran for shares in Batteries equals approximately $42.3 million. Implementation of the transaction is contingent upon receipt of various approvals, including approval from the Commissioner of Restrictive Trade Practices.

Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements

     A. The consolidated financial statements of Koor conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP") as described below:

     1.   Effect of inflation

     In accordance with Israeli GAAP:
     The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the inflation adjusted Israeli shekel - which is after adjustment respect of the changes in the Consumer Price Index. (See
     Note 2B for principles of the adjustment)

     In accordance with US GAAP:
     The financial statements are expressed in current nominal historical monetary terms.

     Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Koor Group for both Israeli and US accounting purposes.

     In view of the above, no data on the effect of the differences between measurement on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

     2.   ECI and Tadiran Telecommunication - merger

     In accordance with Israeli GAAP:
     The merger described as aforesaid in Note 3A was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of Tadiran Telecommunications held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

     In accordance with U.S. GAAP:
     According to EITF 98-3 and EITF/D-81 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded and allocated to goodwill. The capital gain from this sale (after tax) amounted to NIS 64,473 thousand and an increase in original differentials allocated to goodwill of NIS 190,954 thousand, amortized at equal annual rates over 10 years.

     3. Debt arrangement within the framework of an overall financial arrangement

     In accordance with Israeli GAAP:
     Koor reported an extraordinary gain in 1991 as a result of the restructuring of part of its debts.

     In accordance with US GAAP:
     In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Troubled Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt.
     The recognition of non-realised earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. The balance of deferred interest, net of the tax effect, (before minority interest), at 31 December, 1999 and 1998,was NIS 48 million, and NIS 34 million, respectively.

     4.   Deferred taxes

     a)   Deferred taxes in respect to inflation adjustment differences

          In accordance with Israeli GAAP:
          Koor does not provide deferred taxes in respect to adjustment differences to the CPI for assets defined as "immune assets" in the Law for Taxation Under Inflationary Conditions and for which the depreciation period is at least 20 years.

          In accordance with US GAAP:
          Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortisation of the assets. The effect on net earnings, as a result of the above provision for deferred taxes, was a decrease in income tax in 1997, 1998 and 1999, by NIS4,856 thousand, NIS 5,232 thousand and NIS12,300 thousand, respectively.

     b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the U.S. dollar exchange rate.

          In accordance with Israeli GAAP:
          Certain companies, which adjust their financial statements on the basis of changes in the dollar exchange rate, create deferred taxes in respect of all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

          In accordance with U.S. GAAP:
          According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect of differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes. The ultimate effect of the above write-off of deferred taxes on the statement of operations is a reduction in income tax in the amount of NIS 1,739 thousand and NIS 40,366 thousand, in 1997 and 1998, respectively, and an increase in income tax in 1999 in the amount of NIS 29,444 thousand.

     c)   Earnings from "Approved Enterprises"

          Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise" is subject tax at a rate of 25% of attributable earnings during "the period of benefits".

          Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

          The owners of an "approved enterprise" who choose the "alternative benefits" track are exempted from income tax on undistributed profits.

          In the event that a dividend is distributed out of tax exempt earnings of the approved enterprise under on the "alternative benefits" track, the distributing company will be subject to tax on the distributed earnings at a rate of 25%. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

          In accordance with Israeli GAAP:
          Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

     c)   Earnings from "Approved Enterprises" (cont'd)

          Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries under the "alternative benefits" track, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

          In accordance with US GAAP:
          A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results in additional tax.

          The effect of providing a reserve for deferred tax on the undistributed tax exempt earnings of an "approved enterprise", assuming either the sale of the shares in the subsidiary, a merger (change of structure), or its liquidation, was an increase in income tax, in 1997, 1998 and 1999, amounting to NIS 25,714 thousand, NIS 34,980 thousand and NIS 3,270 thousand, respectively.

     5. Handling of "benefit component" in respect of options issued to employees

          In accordance with Israeli GAAP:
          The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

          In accordance with US GAAP:

     a)   Fixed Option Plan:

          Under U.S. GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and, the exercise price of the option, when measuring the "benefit". The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

     (b)  Variable Option Plans:

          In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and, the proportional part of the period which has passed from the opening balance of that period.

          For information regarding the effect of proforma data, according to FAS No. 123 data, see subsection 3b below.


     6.   The accounting treatment of quoted securities:

          In accordance with Israeli GAAP:
          Quoted securities which constitute a short-term investment (see note
          2F) are stated at market value. Quoted securities which constitute a permanent investment are stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

          In accordance with US GAAP:
          FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

          A change in the value of trading securities, including unrealised earnings, is charged to the statement of operations, while unrealised earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

     7. Attribution of proceeds from an issuance to debentures, when securities are issued as a package:

          According to the accounting policy of Koor:

          According to the accounting policy of Koor, the proceeds from an issuance of debentures and stock options, as a package, are attributed to debentures according to their par value while the remainder of the proceeds is attributed to the share options.

          According to Israeli GAAP:

          The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative market prices of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures, that is to be amortised over the term of debentures.

     8.   Dividends

          According to Israeli GAAP:

          A dividend proposed prior to the date of approval of the financial statements is included in the balance sheet as a current liability.

          According to US GAAP:

          Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

     9.   Convertible securities of investees

          According to Israeli GAAP:

          According to the provisions of Opinion Nos. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses which it may incur from the dilution of its holdings in investees, when it is probable that the share options will be exercised or the debentures will be converted.

          According to US GAAP:

          A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

     10.  Employee severance benefits as a part of an efficiency program

          According to Israeli GAAP:

          Employee severance benefits as part of future anticipated dismissals are recorded when Management decides on the dismissals.

          According to US GAAP:

          According to the provisions of EITF 94-3, employee severance benefits, as part of a program for promoting efficiency, are charged as an expense in the financial statements only when all the following conditions exist:

          a) Management has the appropriate authority to dismiss employees and the efficiency program includes all employee severance benefits.
          b) Management notified employees of its intention to dismiss them, while supplying them with full details regarding employee severance benefits.
          c) The plan for dismissals states specifically the names of the dismissed employees, their positions and their duties.
          d) The period of time for completion of the program of dismissals indicates that a significant change in the plan is not likely to occur.

     11.  Earnings per share

          According to Israeli GAAP:

          Opinion No. 55 - the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

          According to U.S. GAAP:

          In accordance with FAS 128. Basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential of ordinary shares considered outstanding during the year.


     12.  Acquiring an Investment in stages

          According to Israeli GAAP:

          Opinion 68 determines that when acquiring an investment in stages, on the date of which the holding constitutes an initial material influence, it is necessary to calculate the original differentials and record the investment according to the equity method from this date onwards.

          According to U.S. GAAP:

          When acquiring an investment in stages, on the date an initial influence becomes material it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition despite the fact that on that date the company did not yet have a material influence and to implement the equity method retroactivley.


     13.  FAS 133

          During 1998, the FASB published a new statement, FAS 133, dealing with the reporting of derivative financial instruments. This publication requires that all derivative financial instruments be recorded in the financial statements at their fair value as at the date of the financial statement. FAS 133 is to be applied beginning with the financial statements of 2001. The effect of the implementation of FAS 133 on the financial statements is expected to be immaterial.

     B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements

     1.   Statements of operations:

                                                                                    Year ended December 31
                                                                            ---------------------------------------------
                                                                               1999              1998               1997
                                                                            -------            ------            --------
                                                                                        NIS thousands

         a)       Net earnings as reported, according
                   to Israeli GAAP                                           549,119            47,121            537,337
                                                                            -------            ------            --------

                  Amortisation of deferred interest in
                   respect of the restructuring of debts                      11,924            17,236             22,166
                  Deferred taxes                                             (37,055)           10,619            (20,768)
                  Salary expenses in respect of
                   share options issued to employees                          (3,544)          (13,470)           (82,341)
                  Correction of capital gain included in
                   results of discontinued activities                              -             4,354                  -
                  Gain from marketable securities, net                       (43,566)           (1,304)            18,428
                  Provisions for anticipated losses from
                  realisation of convertible securities in
                   investees                                                   1,336            (2,492)            11,668
                  Amortisation of discount in respect of
                   convertible debentures                                     (1,874)           (2,543)            (4,754)
                  Severance pay, including that arising
                   from an efficiency program                                 12,459            (4,743)             4,379
                  Capital gain from a merger                                 190,954                 -                 -
                  Equity in an investee company purchased
                   in stages                                                  (4,967)                -                 -
                  Amortization of goodwill in accordance with a
                   merger (see A2)                                           (21,004)                -                 -
                                                                             -------            ------            --------
                                                                             104,663             7,657            (51,222)

                  Income taxes                                              (129,321)            2,312             (9,837)
                  Minority interests in respect of the above
                   differences                                                 7,963           (15,717)             1,820
                                                                             -------            ------            --------
                                                                             (16,695)           (5,748)           (59,239)

                  Extraordinary item (1)                                       5,475             1,817              2,642
                                                                             -------            ------            --------
                                                                             (11,220)           (3,931)           (56,597)
                                                                             -------            ------            --------

                  Net income according to U.S. GAAP                          537,899            43,190            480,740
                                                                             =======            ======            ========


     (1)  Deferred gains were recognized in respect of early repayment of debts.

                                                                                    Year ended December 31
                                                                         ------------------------------------------------
                                                                                1999              1998               1997
                                                                         -----------           -------            -------
                                                                                        NIS thousands
                                                                         ------------------------------------------------
         b)       Earnings per ordinary share

                  1.   Basic earnings per ordinary
                        share:

                       As reported, according to
                       Israeli GAAP                                            34.89              3.07             35.04
                                                                          ==========       ===========        ==========
                       As per U.S. GAAP:
                       Before extraordinary item                               33.85              2.65             31.86
                       Extraordinary item                                       0.35              0.12              0.17
                                                                          ----------       -----------        ----------
                       Total                                                   34.20              2.77             32.03
                                                                          ==========       ===========        ==========
                       Weighted average of number of
                       shares and share equivalents
                       under U.S. GAAP                                    15,727,144        15,569,840        15,030,867
                                                                          ==========       ===========        ==========
                  2.   Diluted earnings per ordinary
                        share:

                       As reported, according to Israeli
                       GAAP                                                    34.56              3.07             34.06
                                                                          ==========       ===========        ==========
                          Before extraordinary item                            33.52              2.64             30.76
                          Extraordinary item                                    0.34              0.12              0.17
                                                                          ----------       -----------        ----------
                          Total                                                33.86              2.76             30.93
                                                                          ==========       ===========        ==========
                       Weighted average of number of
                        shares and share equivalents
                        under U.S. GAAP                                   16,061,493        15,618,776         16,127,878
                                                                          ==========       ===========        ==========

         2.       Balance sheet:

                                                                      December 31
                               -----------------------------------------------------------------------------------------
                                                  1999                                            1998
                                        As    Adjustments         As per              As      Adjustment          As per
                                  reported                     U.S. GAAP        reported                       U.S. GAAP
                               -----------    ----------- --------------- --------------- --------------- ---------------
                                                                     NIS thousands

       Investments in
        affiliates (10)          3,495,772        165,626      3,661,398      1,623,060              -      1,623,060
       Other investments
        and receivables (1)        757,747              -        757,747        581,934    (9) 174,158        756,092
       Intangible assets -
        net of
        amortisation (10)          627,264         24,467        651,731        628,873         27,186        656,059

       Total assets             17,370,600        190,093     17,560,693     17,785,548        201,343     17,986,891

       Payables and
        accruals (7)(8)          1,733,912       (135,161)     1,598,751      2,106,802        (86,363)     2,020,440
       Long-term bank
        loans                    3,691,887              -      3,691,887      4,297,966    (9) 174,158      4,472,123
       Deferred
        interest  (3)                    -         20,022         20,022              -         37,912         37,912
       Convertible
        debentures (4)             180,159         (3,408)       176,751        194,589         (5,282)       189,307
       Deferred taxes(2)           236,895        295,676        532,571        219,514        129,275        348,788
       Minority
        interests (6)            1,319,771        (24,580)     1,295,191      1,634,136        (15,695)     1,618,441
       Capital reserve
        for "available for
        sale" securities
        (1)                              -         33,276         33,276              -         (8,416)        (8,416)
       Capital reserves
        (4)(5)                   2,417,255        137,948      2,555,203      2,415,008        134,404      2,549,412
       Retained
        earnings (6)             2,065,262       (133,680)     1,931,582      1,739,365       (158,649)     1,580,716

       Total
        shareholders'
        equity                   4,384,714         37,544      4,422,258      4,075,919        (32,661)     4,043,258

         (1)      Adjustment of value of investment securities to market value.
         (2)      Change in deferred taxes.
         (3)      Deferred gain on debt restructuring.
         (4)      Debentures issued with stock options.
         (5)      Share options issued to employees.
         (6)      Effects of the reconciliation to US GAAP.
         (7)      Proposed dividend.
         (8)      Provision for employee severance benefits resulting from an efficiency program.
         (9)      The effect of presenting investment in marketable securities before deduction of long-term loans (see
                  Note 9A(3).
         (10)     Original differentials arising from the exchange of shares in the merger, acquiring an investment in stages and increasing the holdings in a consolidated company.

     3.   Additional information according to US GAAP:

     The effect of proforma data calculated according to FAS 123:

     a) Under the provisions of FAS 123, all option plans are recorded in the statement of operations, based on the fair value of the option at the grant date.

     b) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions:

          Risk free interest rate                                             6%
          Expected life of stock options                                 5 years
          Anticipated weekly standard deviation                           45.14%
          Expected dividend per share                                       1.2%

          See Note 20C relating to the fair value of share options at the time they were granted, (according to the prevailing conditions at the grant date).

          For proforma disclosure, the fair value of the share options, as estimated, is amortised over the period of the benefit.

     c) If the cost of the benefit in respect of share options issued to employees under this plan (including plans of certain subsidiaries) had been computed on the basis of the fair value at date of grant in accordance with FAS 123, the Company's net earnings and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                Year ended December 31
                                         -----------------------------------
                                            1999         1998           1997
                                         -------      -------       --------
          Proforma net earnings
          (NIS thousands)                497,703       21,654       508,102
                                         -------      -------       --------
          Proforma basic earnings
          per share (NIS)                  31.65         1.38          33.8
                                         =======      =======       ========
          Proforma diluted earnings
          per share (NIS)                  31.36         1.38          32.64
                                         =======      =======       ========

     7.   Comprehensive earnings

          "Comprehensive earnings" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

     A. Comprehensive earnings includes two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings includes the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.

                                                                          Year ended December 31
                                                                    --------------------------------
                                                                        1999        1998       1997
                                                                    --------    --------    --------
                                                                               NIS thousands

          Net earnings according to US GAAP                          537,899      43,190     480,740
          Other comprehensive earnings, after tax:                  --------    --------    --------
          Adjustments from translation of
           financial statements of investees                         (19,492)    162,710      18,069
          Unrealised gains from securities                            41,685       2,668       5,829
                                                                    --------    --------    --------
          Total other comprehensive earnings*                         22,193     165,378      23,898
                                                                    --------    --------    --------
          Total comprehensive earnings                               560,092     208,568     504,638
                                                                    ========    ========     =======
          *Tax component included in the item                         (1,881)      2,333      (6,718)
                                                                    ========    ========     =======

     B.   The effect of taxes on the other comprehensive earnings:

                                                                  Before tax  Tax effect   After tax
                                                                  ----------  ----------   ---------
                                                                             NIS thousands


          Adjustments from translation of
           investees                                                 (19,492)          -     (19,492)
                                                                    --------    --------    --------

          Unrealised gains from securities:
          Gains which arose in current year                            7,345      (1,332)      6,013
          Less realised gains credited to net
           earnings                                                   36,221        (549)     35,672
                                                                    --------    --------    --------

                                                                      43,566      (1,881)     41,685
                                                                    --------    --------    --------

          Net unrealised gains                                        24,134      (1,881)     22,193
                                                                    ========    ========     =======






                                                            ECI Telecom Ltd.

CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 1999
----------------------------------------------------------------------------

CONTENTS

                                                                      PAGE

Report of Independent Accountants                                       1

Consolidated Balance sheets as of
 December 31, 1999 and 1998                                             2

Consolidated Statements of Income for the Years
 Ended December 31, 1999, 1998 and 1997                                 4

Statements of Other Comprehensive Income
 for the Years Ended December 31, 1999, 1998 and 1997                   5

Statements of Changes in Shareholders' Equity
 for the Years ended December 31, 1999, 1998 and 1997                   6

Consolidated Statements of Cash Flows for the
 Years Ended December 31, 1999, 1998 and 1997                           9

Notes to the Consolidated Financial Statements                         11



February 7, 2000

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS OF ECI TELECOM LTD.

We have audited the accompanying consolidated financial statements of ECI
Telecom Ltd. ("the Company") and its subsidiaries for the purpose of attaching them to the financial statements of Koor Industries Ltd., as a significant affiliated company : consolidated balance sheets as of December
31, 1999 and 1998, consolidated statements of income, statements of other comprehensive income, statements of changes in shareholders' equity and consolidated cash flows for each of the three years the last of which ended
December 31, 1999. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 15.2% and 18% of total consolidated assets at December 31, 1999 and 1998, respectively and whose revenues constitute approximately 7.6%, 4.3% and 19.1% of consolidated revenues for the years ended December 31, 1999, 1998 and 1997, respectively. Those financial statements were audited by other certified public accountants whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiaries, is based solely upon the reports of the other accountants. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investment in affiliates and to its equity in their operating results were audited by other auditors. Furthermore, the data relating to discontinued operations are based on the financial statements of certain investee companies, most of which were audited by other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the Untied States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a fair basis for our opinion.

In our opinion, based upon our audits and the reports of the other accountants referred to above, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations, statements of comprehensive income, changes in shareholder's equity and their cash flows for each of the three years the last of which ended December 31, 1999, in conformity with generally accepted accounting principles (GAAP) in the United States.

The financial statement are prepared on the basis of the historical cost convention and are stated in U.S. dollars.




Somekh Chaikin
Certified Public Accountants (Israel)





CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31
-----------------------------------------------------------------------------------


                                                              1999             1998
                                                    --------------   --------------
                                             NOTE   $ IN THOUSANDS   $ IN THOUSANDS
                                      -----------   --------------   --------------
ASSETS                                13; 14; 16

CURRENT ASSETS
Cash and cash equivalents                1C; 17A          232,144          141,848
Short-term investments                1D; 2; 17B          227,619          299,679
Receivables:
 Trade                                   1H; 17C          435,706          251,303
 Other                                                     97,797           26,037
Prepaid expenses                                            6,889            4,458
Recoverable costs and estimated
 earnings - not yet billed                   1L5           13,082            9,843
Inventories                                1E; 3          185,754          162,664
                                                       ----------       ----------
TOTAL CURRENT ASSETS                                    1,198,991          895,832


LONG-TERM BANK DEPOSITS AND
 RECEIVABLES, NET OF CURRENT
 MATURITIES                               1L2; 4          105,568           82,658
                                                       ----------       ----------

INVESTMENTS                            1D; 5; 19            4,982            6,913
                                                       ----------       ----------

PROPERTIES, PLANT AND EQUIPMENT            1F; 6

Cost                                                      333,943          234,688
Less - Accumulated depreciation
 and amortization                                         148,920          103,797
                                                       ----------       ----------

                                                          185,023          130,891
                                                       ----------       ----------

SOFTWARE DEVELOPMENT COSTS, NET            1I; 7           13,559           23,374
                                                       ----------       ----------

OTHER ASSETS                               1J; 8          149,143           11,265
                                                       ----------       ----------

TOTAL ASSETS                                            1,657,266        1,150,933
                                                       ==========       ==========

The accompanying notes are an integral part of the financial statements.



------------------------------------------------------------------------------------


                                                              1999             1998
                                                    --------------   --------------
                                             NOTE   $ IN THOUSANDS   $ IN THOUSANDS
                                      -----------   --------------   --------------
LIABILITIES AND SHAREHOLDERS'
 EQUITY                                13; 14; 16

CURRENT LIABILITIES                        13; 16
Short-term credits and current
 maturities of long-term debt                 17D             137          121,140
Trade payables                                            115,382           53,788
Other payables and accrued
 liabilities                                  17E         175,309           98,401
Excess of liabilities over assets
 relating to discontinued operations           20           1,011                -
                                                       ----------       ----------

TOTAL CURRENT LIABILITIES                                 291,839          273,329
                                                       ----------       ----------

LONG-TERM LIABILITIES
Convertible notes                              9A          85,000          100,000
Other liabilities and loans                9B; 19           7,770            5,559

Liability for employee severance
  benefits, net                                10          24,559            2,511
                                                       ----------       ----------

TOTAL LONG-TERM LIABILITIES                               117,329          108,070
                                                       ----------       ----------

TOTAL LIABILITIES                                         409,168          381,399
                                                       ----------       ----------

MINORITY INTERESTS                                         23,778            6,442
                                                       ----------       ----------

COMMITMENTS AND CONTINGENCIES                  11

SHAREHOLDERS' EQUITY                           12
Share capital                                               5,762            5,317
Capital surplus                                           587,639          156,559
Accumulated other comprehensive income         1R          11,171              648
Retained earnings                                         691,188          606,890
                                                       ----------       ----------
                                                        1,295,760          769,414
Company's stock held by a
 consolidated subsidiary                       1K         (71,440)          (6,322)
                                                       ----------       ----------

TOTAL SHAREHOLDERS' EQUITY                              1,224,320          763,092
                                                       ----------       ----------


/s/ Jonathan B. Kolber
__________________________________
Chairman of the Board of Directors


/s/ Doron Inbar
__________________________________
President, Chief Executive Officer

Petah Tikva, February 7, 2000

                                                       ----------       ----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                    1,657,266        1,150,933
                                                       ==========       ==========



CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------


                                                        1999           1998           1997
                                                   ----------      ---------       ---------
                                         NOTE      $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                       -----------------------------------------------------
Revenue                                  1L; 16      1,114,595        744,370        582,899

Cost of revenues                        16; 17F        519,735        316,591        273,143
                                                     ---------      ---------      ---------
Gross profit                                           594,860        427,779        309,756

Research and development costs, net     1M; 17G        125,147         78,647         51,326
Selling and marketing expenses          16; 17H        180,413        107,589         79,379
General and administrative expenses     16; 17I         64,022         38,750         28,240
Amortization of acquisition-related
 intangible assets                                      16,294          1,492            540
Restructuring expenses                      19C         14,947              -              -
Purchase of in process research
  and development                       1N; 19A         87,327         14,371              -
                                                     ---------      ---------      ---------
Operating income                                       106,710        186,930        150,271
Financial expenses                      16; 17J         (9,622)        (8,007)        (7,591)
Financial income                        16; 17J         28,375         16,542         13,127
Other income (expenses) - net               17K         50,892            (53)        (2,367)
                                                     ---------      ---------      ---------
Income from continuing
 operations before taxes on income                     176,355        195,412        153,440
Taxes on income                              15          7,109         12,855          7,554
                                                     ---------      ---------      ---------
Income from continuing
 operations after taxes on income                      169,246        182,557        145,886

Company's equity in results of
 investee companies, net                                (2,022)        (2,952)        (2,174)
Minority interest in income of a
 subsidiary                                             (1,703)        (5,793)             -
                                                     ---------      ---------      ---------
Income from continuing operations                      165,521        173,812        143,712

Discontinued operations
Loss from discontinued operation,
 net of income tax                      1A3; 20        (25,593)       (17,650)       (11,272)
Loss from disposal of discontinued
 operation, net of income tax           1A3; 20        (37,409)             -              -
                                                     ---------      ---------      ---------

Net income                                             102,519        156,162        132,440
                                                     =========      =========      =========

EARNINGS PER SHARE                      12; 17M
Basic earnings per share
Continuing operations                                     1.82           2.26           1.88
Discontinued operations                                  (0.70)         (0.23)         (0.15)
                                                     ---------      ---------      ---------
Net income                                                1.12           2.03           1.73
                                                     =========      =========      =========
Diluted earnings per share
Continuing operations                                     1.77           2.19           1.84
Discontinued operations                                  (0.66)         (0.22)         (0.14)
                                                     ---------      ---------      ---------
Net income                                                1.11           1.97           1.70
                                                     =========      =========      =========

The accompanying notes are an integral part of the financial statements.




CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------


                                                           1999             1998             1997
                                                 --------------   --------------   --------------
                                          NOTE   $ IN THOUSANDS   $ IN THOUSANDS   $ IN THOUSANDS
                                      --------   --------------   --------------   --------------
Net income                                           102,519          156,162         132,440
Other comprehensive income:                1R
Realization of gain on available
 for sale securities                                    (648)              -               -
Unrealized holding gains (losses)
 on available for sale securities
 arising during the period                 1D2        11,171            1,056            (408)
                                                   ---------        ---------       ---------
Total other comprehensive income                      10,523            1,056            (408)
                                                   ---------        ---------       ---------
Comprehensive income                                 113,042          157,218         132,032
                                                   =========        =========       =========




STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------


                                          NUMBER      SHARE    CAPITAL    ACCUMULATED     RETAINED       COMPANY'S      TOTAL
                                        OF SHARES*   CAPITAL   SURPLUS       OTHER        EARNINGS      STOCK HELD   SHAREHOLDERS'
                                                                         COMPREHENSIVE   (NOTE 15A1)       BY A         EQUITY
                                                                         INCOME (LOSS)                 CONSOLIDATED
                                                                                                        SUBSIDIARY
                                        ----------   -------   --------  -------------   -----------   ------------  -------------
                                                     $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                     -----------------------------------------------------------------------------
Balance at January 1, 1997              76,001,487    5,287    137,545          -         348,956          (7,282)      484,506

CHANGES DURING 1997 -

Net income for the year                          -        -          -          -         132,440               -       132,440

Employee stock options exercised
 and paid, net (Note 12C)                  579,632       21      9,409          -               -               -         9,430

Net unrealized loss on available
 for sale securities                             -        -          -       (408)              -               -          (408)

Amortization of deferred compensation
 expenses                                        -        -      1,485          -               -               -         1,485

Sale of the Company's stock held by a
 consolidated subsidiary, net of taxes      75,000        -        626          -               -             960         1,586

Dividend**                                       -        -          -          -         (15,301)              -       (15,301)
                                        ----------    -----    -------       ----         -------          ------       -------
Balance at December 31, 1997
 carried forward                        76,656,119    5,308    149,065       (408)        466,095          (6,322)      613,738
                                        ==========    =====    =======       =====        =======          =======      =======




STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------


                                          NUMBER      SHARE    CAPITAL    ACCUMULATED     RETAINED       COMPANY'S      TOTAL
                                        OF SHARES*   CAPITAL   SURPLUS       OTHER        EARNINGS      STOCK HELD   SHAREHOLDERS'
                                                                         COMPREHENSIVE   (NOTE 15A1)       BY A         EQUITY
                                                                         INCOME (LOSS)                 CONSOLIDATED
                                                                                                        SUBSIDIARY
                                        ----------   -------   --------  -------------   -----------   ------------  -------------
                                                     $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                     -----------------------------------------------------------------------------
Balance at December 31, 1997
 brought forward                        76,656,119    5,308    149,065       (408)        466,095          (6,322)      613,738

CHANGES DURING 1998 -

Net income for the year                          -        -          -          -         156,162               -       156,162

Employee stock options exercised
 and paid, net (Note 12C)                  304,300        9      4,624          -               -               -         4,633

Amortization of deferred compensation
 expenses                                        -        -      2,870          -               -               -         2,870

Net unrealized gain on available
 for sale securities                             -        -          -      1,056               -               -         1,056

Dividend**                                       -        -          -          -         (15,367)              -       (15,367)
                                        ----------     -----   -------      -----         -------          ------       -------
Balance at December 31, 1998
 carried forward                        76,960,419     5,317   156,559        648         606,890          (6,322)      763,092
                                        ==========     =====   =======      =====         =======          ======       =======




STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------


                                          NUMBER      SHARE    CAPITAL    ACCUMULATED     RETAINED       COMPANY'S      TOTAL
                                        OF SHARES*   CAPITAL   SURPLUS       OTHER        EARNINGS      STOCK HELD   SHAREHOLDERS'
                                                                         COMPREHENSIVE   (NOTE 15A1)       BY A         EQUITY
                                                                         INCOME (LOSS)                 CONSOLIDATED
                                                                                                        SUBSIDIARY
                                        ----------   -------   --------  -------------   -----------   ------------  -------------
                                                     $ IN THOUSANDS, EXCEPT SHARE AMOUNTS AND DIVIDENDS PER SHARE
                                                     -----------------------------------------------------------------------------
Balance at December 31, 1998
  brought forward                       76,960,419    5,317    156,559        648         606,890          (6,322)      763,092

CHANGES DURING 1999 -

Net income for the year                          -        -          -          -         102,519               -       102,519
Employee stock options exercised
 and paid, net (Note 12C)                  815,102       24     18,028          -               -               -        18,052
Share issuance                          13,966,480      403    394,379          -               -               -       394,782
Conversion of convertible note
 into share capital                        600,000       18     14,982          -               -               -        15,000
Realization of gain on available
 for sale securities                             -        -          -       (648)              -               -          (648)
Net unrealized gain on available
 for sale securities                             -        -          -     11,171               -               -        11,171
Amortization of deferred
 compensation expenses                           -        -      3,691          -               -               -         3,691
Acquisition of company's stock
 held by a subsidiary                   (2,240,000)       -          -          -               -         (65,118)      (65,118)
Dividend**                                       -        -          -          -         (18,221)              -       (18,221)
                                        ----------    -----    -------     ------         -------         -------     ---------
Balance at December 31, 1999            90,102,001    5,762    587,639     11,171         691,188         (71,440)    1,224,320
                                        ==========    =====    =======     ======         =======         =======     =========


*   Issued and outstanding
**  Dividend per share as follows:

                                          FOR THE YEAR ENDED DECEMBER 31
                                          ------------------------------
                                           1999        1998       1997
                                           ----        ----       ----
                                              $           $          $
                                           ----        ----       ----
      Interim dividend                     0.15        0.15       0.15
      Proposed dividend                    0.05        0.05       0.05
                                           ----        ----       ----
                                           0.20        0.20       0.20
                                           ====        ====       ====



CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------


                                                             1999             1998             1997
                                                   --------------   --------------   --------------
                                                   $ IN THOUSANDS   $ IN THOUSANDS   $ IN THOUSANDS
                                                   --------------   --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                               102,519          156,162          132,440

Adjustments to reconcile net income to
 cash provided by operating activities:

Depreciation and amortization                             91,122           45,571           36,079
Loss (gain) on sale of property and equipment                162                9              (71)
Capital gains, net                                       (52,383)               -                -
Other - net (mainly long-term deferred taxes)              2,777           (1,262)          (2,647)
Purchase of in-process research and
  development                                             87,327           14,371                -
Company's equity in results of investee
  companies                                                2,378            2,952            2,174
Minority interest in income from subsidiaries              1,703            5,793                -
Decrease (increase) in marketable securities               8,826          (36,411)         (12,552)
Increase in trade receivables (including
 non-current maturities of bank deposits
 and trade receivables                                  (124,028)          (2,576)         (90,858)
Decrease (increase) in other receivables                 (28,264)         (12,132)           5,641
Decrease (increase) in prepaid expenses                   (2,321)             347               86
Decrease (increase) in recoverable costs
 and estimated earnings - not yet billed                  (4,026)           9,976          (19,819)
Decrease (increase) in inventories                        23,125          (29,609)          46,164
Increase (decrease) in trade payables                     33,825           (2,236)           8,519
Increase (decrease) in other payables
 and accrued liabilities                                  (5,394)           7,252           21,937
Increase (decrease) in other long-term
 liabilities                                                (856)           4,223              614
Increase (decrease) in liability for
 employee severance benefits, net                          1,196             (395)             818
                                                   --------------   --------------   --------------
Net cash provided by operating activities                137,688          162,035          128,525
                                                   --------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES
Software development costs capitalized                   (15,444)         (12,905)         (13,962)
Investment in property, plant and equipment              (54,375)         (44,039)         (31,540)
Proceeds from sale of property, plant and
 equipment                                                 1,365              996              313
Purchase of technology                                    (1,000)         (16,371)               -
Acquisition of investee companies                           (500)          (1,741)            (880)
Repayment of long-term receivables                             -                -              132
Long-term loans granted to investee companies             (4,850)          (2,546)          (1,596)
Acquisition of available for sale securities                   -           (5,864)               -
Proceeds from sale of available for sale
 securities                                                1,905            7,891                -
Acquisition of newly consolidated                         47,038             (624)               -
subsidiaries
Acquisition of additional rights in
 consolidated subsidiary                                 (12,500)               -           (2,649)
Payments in respect of other assets                       (7,252)            (385)               -
Decrease (increase) in short-term investments            123,911           20,022          (92,277)
Repayment of due from related party                       25,000                -                -
Investment in convertible bond                                 -         (177,000)               -
                                                   --------------   --------------   --------------
Net cash provided by (used in) investing
 activities                                              103,298         (232,566)        (142,459)
                                                   --------------   --------------   --------------

The accompanying notes are an integral part of the financial statements.




CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------------------------


                                                             1999             1998             1997
                                                   --------------   --------------   --------------
                                                   $ IN THOUSANDS   $ IN THOUSANDS   $ IN THOUSANDS
                                                   --------------   --------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of employee stock options
 (net of share issue expenses)                            18,052            4,633            9,430
Repayment of long-term debt                               (5,779)            (187)            (189)
Increase (decrease) in short-term credit, net           (122,707)         119,953           (4,853)
Public share issuance in consolidated company             43,199                -                -
Dividend                                                 (17,564)         (15,352)         (15,268)
Acquisition of Company's stock by a subsidiary           (65,118)               -            1,780
                                                   --------------   --------------   --------------
Net cash provided by (used in) financing
 activities                                             (149,917)         109,047           (9,100)
                                                   --------------   --------------   --------------
Effect of change in exchange rate on cash                   (773)          (1,459)            (544)
                                                   --------------   --------------   --------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                              90,296           37,057          (23,578)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR           141,848          104,791          128,369
                                                   --------------   --------------   --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                 232,144          141,848          104,791
                                                   ==============   ==============   ==============

SUPPLEMENTAL DISCLOSURES:

INCOME TAXES PAID, NET OF TAX RETURNS                      5,029           10,125            1,059
                                                   ==============   ==============   ==============

INTEREST (RECEIVED) PAID, NET                            (15,789)           4,787            4,833
                                                   ==============   ==============   ==============

A. ACQUISITION OF NEWLY CONSOLIDATED
   SUBSIDIARIES (NOTE 19)

Working capital (other than cash)                       (256,937)             133                -
Long-term receivables, net of current
 maturities                                              (10,284)               -                -
Investment in investee companies                         171,923                -                -
Property, plant and equipment, net                       (52,114)            (653)               -
Other assets (mainly - deferred taxes)                    (2,431)               -                -
Goodwill                                                (144,646)            (104)               -
In process research and development                      (87,327)               -                -
Long-term liabilities                                     31,996                -                -
Minority interest                                          2,076                -                -
Share issuance                                           394,782                -                -
                                                   --------------   --------------   --------------

                                                          47,038             (624)               -
                                                   ==============   ==============   ==============
B. NON-CASH ACTIVITIES

Conversion of convertible note into share
 capital                                                  15,000                -                -

Conversion of convertible debentures
 into share  capital of an investee company              177,000                -                -
Sale of production activity on credit                     16,689                -                -
Sale of investment in investee company for
 available for sale securities                            29,266                -                -

The accompanying notes are an integral part of the financial statements.




NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 1999
----------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

      Significant accounting policies, applied on a consistent basis, are as follows:

      A.    GENERAL

      1. The Company is an Israeli corporation which operates in the telecommunication industries. The Company designs, develops and manufactures telecommunications equipment, including hardware and software, - partly to buyers' specifications - and markets and services such equipment.

      2. At the beginning of 1999 Tadiran Telecommunication Ltd. (hereinafter "TTL) merged with ECI by share issuance of ECI ordinary shares (which consisted approximately of 15% of the issued and outstanding shares of ECI on the merger date) to TTL shareholders (mainly Tadiran Ltd., hereinafter - "Tadiran").

            The merger is accounted for under the "purchase" method of accounting. The excess of cost is mainly allocated to goodwill and intangible assets amounting to $230 million of which $87 million was written-off immediately as in process research and development costs. (For more details - see Note 19).

      3. On February 7, 2000 the Board of Directors approved a decision made by company management to discontinue operation of certain activities (for more details see Note 20), accordingly the results of discontinued operations for all periods reported were reclassified in one line on the income statement after the result from continued operations. The assets regarding the discontinued operations are classified in one line on current liabilities.

      4. The financial statements have been prepared in conformity with generally accepted accounting principle (GAAP) in the United States.

      5. The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

            Most of the Company's sales are made outside of Israel - mainly in dollars and other non-dollar currencies. Arrangements are made to ensure that the dollar value of sales made in non-dollar currencies is maintained (see Note 11E). Most purchase of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

            Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

            All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. Such exchange gains and losses are included in the same income statement items in which the related transactions are included.

            The financial statements have been prepared in accordance with the historical cost convention.

      6. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

      7. The financial statements were prepared for the purpose of attaching them to the financial statements of Koor Industries Ltd., as a significant affiliated company. As such, they do not include information on activity segments, as per SFAS 131.


      B.    PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


      C.    CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.


      D.    INVESTMENTS

      1.    Investee companies

            Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

            Goodwill - as stated in "J" hereunder.

            Investment in shares of companies in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

            -     Marketable securities - as stated in 2 hereunder.

            -     Non-marketable securities - at cost.

      2.    Marketable securities

            These securities are classified as "trading" or as "available for sale" and stated at market value. Gains or losses arising from the realization of marketable securities which are classified as "trading" are included in financial income in accordance with the principles set forth in Statement No. 115 of the FASB. The changes in the market value during the current year related to those classified as "available for sale" are included in other comprehensive income, and are attributed to income statement on realization.


      E.    INVENTORIES

      Inventories are stated at the lower of cost or market. Cost is determined as follows:

      Raw materials (including components) - on the moving average basis.

      Work in process and finished products:

      Raw materials and components - on the moving average basis.

      Labor and overhead components - on the basis of actual manufacturing costs.


      F.    PROPERTY, PLANT AND EQUIPMENT

      1.    These assets are stated at cost.

      2. Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

            Annual rates of depreciation are as follows:

            Buildings                          2.5%
            Machinery, equipment and
            furniture                          6%-33% (principally 10%)
            Motor vehicles                     15%-20% (principally 15%)

            Leasehold improvements are amortized by the straight-line method over the term of the lease.

      3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

      4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of income.

      5. In 1996, the Company adopted FAS 121, Accounting for the Impairmen of Long-lived Assets and for Long-Lived Assets to be Disposed of. FAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future cash flows expected to result from the use of the asset and its eventual disposition. Impairment losses are required to be recorded to reduce such asset to fair value if such asset is not considered to be recoverable based on estimated future cash flows.


      G.    ACCRUED WARRANTY COSTS

      Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on the Company's prior experience and in accordance with management's estimation.


      H.    ALLOWANCE FOR DOUBTFUL DEBTS

      The financial statements include an allowance which Management believes reflects adequately the loss inherent in specific receivables for which collection is in doubt. In determining the fairness of the allowance Management based itself, inter alia, on information at hand about debtors financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them.


      I.    SOFTWARE DEVELOPMENT COSTS

      The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for Costs of Computer software to be sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the establishment of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to product development expenses on a straight-line basis over the expected life of the related product, generally two to three years.

      Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 1999, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2000 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such as event, related capitalized software development costs will be written-off in the following accounting period.

      As to Management's estimates and assumptions - see Note 1A6 above.


      J.    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

      Goodwill and other intangible assets, excluding software development cots, are included in other assets and are being amortized over a period of 2-25 years, mainly 10 years, based on the estimated life of the assets.

      The Company continually assesses the carrying value of goodwill in order to determine whether an impairment has occurred, taking into accounts both historical and forecasted results of operations.


      K.    COMPANY'S STOCK HELD BY A CONSOLIDATED SUBSIDIARY

      Holdings of Company shares by a consolidated subsidiary are presented as Treasury Stock (cost to the Company).


      L.    REVENUE RECOGNITION

      1. The Company generally recognizes revenue from sales of systems when products are shipped, economic risk of loss has passed to the customer, collection is probable and any future obligations of the Company regarding the product are insignificant.

      2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

      3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

      4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratable over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

      5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method, which is in accordance with statement of position (SOP81-1). The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.
            In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full. As to Management's evaluation and assumptions, see Note 1A6 above.


      M.    RESEARCH AND DEVELOPMENT

      Research and development costs, net of related royalty bearing participations, are charged to income statement as incurred. As to software development costs (see I above)


      N.    PURCHASE OF IN PROCESS RESEARCH AND DEVELOPMENT COSTS (IPR&D)

      The Company writes down to the operating costs in the income statement, the excess of costs related to the process of research and development of acquired companies according to FIN No. 4 of SFAS No. 2.


      O.    RECLASSIFICATION

      Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.


      P.    INCOME TAXES

      1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income taxes".

            Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are not included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

            Deferred taxes were not recorded in respect of the following matters -

            o Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).

            o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).

            o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109. The said differences are not material.

      2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to earnings in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately use these methods.

      - Earnings distributed by domestic subsidiaries relating to "approved enterprises" can be transferred to the Parent Company by way of a tax-free merger.

      - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

      - Earnings distributed by domestic subsidiaries which are not generated by an "approved enterprise" are not taxable.

      Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.


      Q.    DERIVATIVE FINANCIAL INSTRUMENTS

      The Company enters into foreign currency future contracts, put and call option contracts to reduce the impact of fluctuations of certain currencies against the U.S. dollar resulting from existing trade receivables or from firm commitments not denominated in U.S. dollars and in relation with anticipated transactions. Gains or losses resulting from qualified hedges of firm commitments are deferred and recognized when the hedged transactions occur, while results of transactions which do not meet all the criteria specified in SFAS No. 52 are recorded as financial income or expense.


      R.    COMPREHENSIVE INCOME

      The Company adopted SFAS No. 130, Reporting Comprehensive income, SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statements of stockholder's equity and comprehensive income. The SFAS requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.


      S.    STOCK OPTION PLAN

      The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25 Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.


NOTE 2 - SHORT-TERM INVESTMENTS

                                                DECEMBER 31       DECEMBER 31
                                                       1999              1998
                                             --------------    --------------
                                             $ IN THOUSANDS    $ IN THOUSANDS
                                             --------------    --------------
      Marketable securities (1)                      50,456            49,138
      Available for sale securities (2)              40,437                 -
      Short-term deposits                           136,726            73,541
      Convertible debentures                              -           177,000
                                             --------------    --------------
                                                    227,619           299,679
                                             ==============    ==============

      (1) Classified as "trading". As at December 31, 1999, includes unrealized holding loss of $11,343 thousand (December 31, 1998
            - $1,302 thousand unrealized holding loss).

      (2) See Note 5A(3). net unrealized holding gain in amount of $11,171 thousand credited as a comprehensive income directly to the statement of changes in shareholders equity.



NOTE 3 - INVENTORIES

      Consist of the following:

                                                 DECEMBER 31      DECEMBER 31
                                                        1999             1998
                                             --------------    --------------
                                              $ IN THOUSANDS   $ IN THOUSANDS
                                              --------------   --------------
      Raw materials and components                    94,077           65,764
      Work in process                                 46,256           53,013
      Finished products                               45,421           43,887
                                              --------------   --------------
                                                     185,754          162,664
                                              ==============   ==============


NOTE 4 - LONG-TERM BANK DEPOSITS AND RECEIVABLES, NET OF CURRENT MATURITIES

      A.    CONSIST OF THE FOLLOWING:

                                          WEIGHTED
                                           AVERAGE
                                          INTEREST
                                        RATE AS OF
                                       DECEMBER 31      DECEMBER 31     DECEMBER 31
                                              1999             1999            1998
                                       -----------   --------------  --------------
                                                 %   $ IN THOUSANDS  $ IN THOUSANDS
                                       -----------   --------------  --------------
      Long-term trade receivables (1)         7.3%           84,544          40,564
      Long-term pledged deposits (2)            5%           62,658          63,903
      Others                                                      -             341
                                                      -------------  --------------
                                                            147,202         104,808
      Less deferred interest income*                          5,118           3,128
                                                      -------------  --------------
      Total (3)                                             142,084         101,680
      Less - doubtful accounts                                8,150           6,400
      Less - current maturities                              28,366          12,622
                                                     --------------  --------------
                                                            105,568          82,658
                                                     ==============  ==============

      The deposits and trade receivables are denominated in U.S. dollars.

      * The deferred interest income derived from the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

      (1) Long-term trade receivables consist mainly of receivables, resulting from sales of the Company's products, providing from 3 to 10 years credit commencing on the date of signing of the sales contract or the finance agreement related thereto. Such receivables are interest bearing. Principal and interest are payable in between quarterly to semi-annually payments. These receivables are partially secured by trade risk insurance policies.

      (2) The deposits are deposited with and pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank served the customer bank as source of financing for the purpose of the sale transaction with the Company.

      (3) December 31, 1999 - includes two customers in the Philippines accounting for $ 30 and $ 27 million each and 11 other customers whose indebtedness does not exceed $10 million per customer.

      (4) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance and, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.


      B.    AGGREGATE MATURITIES ARE AS FOLLOWS:

                                                            DECEMBER 31
                                                                   1999
                                                         --------------
                                                         $ IN THOUSANDS
                                                         --------------
      First year (current maturities)                           28,366
      Second year                                               25,803
      Third year                                                21,107
      Fourth year                                               18,064
      Fifth year                                                17,531
      Thereafter                                                31,213
                                                         --------------
                                                               142,084
                                                         ==============


NOTE 5 - INVESTMENTS

      Consist of the following:
                                                  DECEMBER 31      DECEMBER 31
                                                         1999             1998
                                               --------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS
                                               --------------   --------------

      Affiliated companies (A)                          3,919            3,202
      Available for sale and other companies            1,063            3,711
                                               --------------   --------------
                                                        4,982            6,913
                                               ==============   ==============

      A.1.  INVESTMENT IN AFFILIATED
            COMPANIES COMPRISES:
                                                  DECEMBER 31      DECEMBER 31
                                                         1999             1998
                                               --------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS
                                               --------------   --------------
      Cost of shares                                     945            4,868
      Accumulated losses                                (651)          (5,807)
                                               --------------   -------------
                                                         294             (939)

      Loans                                            3,625            4,141
                                               -------------    -------------
                                                       3,919            3,202
                                               =============    =============

      A.2.  GOODWILL
                                                  DECEMBER 31      DECEMBER 31
                                                         1999             1998
                                               --------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS
                                               --------------   --------------
      Cost                                                  -            3,705
      Less - Accumulated amortization                       -            2,103
                                               --------------   --------------
                                                            -            1,602
                                               ==============   ==============

      A.3.  AFFILIATED COMPANIES

      On October 14, 1999, Telegate Ltd., an affiliated company and its shareholders signed an agreement according to which its shares and convertible notes that are held by its shareholders, including by the Company, will be replaced by shares of another Company, shares which are registered for trading on NASDAQ. Capital gain on amount of $25,572 thousands was recorded according to accounting treatment for non similar assets transactions in accordance with APB No. 29 "Accounting for non-monetary transactions" (See Note 17K). The investment in the shares, which represents 3% of the acquired company, is accounted as available for sale securities.


NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consists of the following:

                              FREEHOLD     MACHINERY         MOTOR          OFFICE      LEASEHOLD         TOTAL
                              LAND AND           AND      VEHICLES   FURNITURE AND   IMPROVEMENTS
                             BUILDINGS     EQUIPMENT                     EQUIPMENT
                           -----------   -----------   -----------   -------------   ------------   -----------
                           $ THOUSANDS   $ THOUSANDS   $ THOUSANDS     $ THOUSANDS    $ THOUSANDS   $ THOUSANDS
                           -----------   -----------   -----------   -------------   ------------   -----------
COST
Balance at beginning
 of year                        34,374      169,044        12,668          10,793          7,809       234,688
Additions from
 acquired companies*             6,497       63,532         5,933           8,766          6,868        91,596
Additions                        3,996       41,145         4,044           3,100          2,090        54,375
Disposals**                          -      (35,908)       (2,037)         (2,122)          (855)      (40,922)
Discontinued operations
 adjustment***                       -       (4,950)         (131)           (599)          (114)       (5,794)
                           -----------   -----------   -----------   -------------   ------------   -----------
Balance at end of year          44,867      232,863        20,477          19,938         15,798       333,943
                           -----------   -----------   -----------   -------------   ------------   -----------

ACCUMULATED DEPRECIATION
AND AMORTIZATION
Balance at  beginning
 of year                         3,160       87,832         3,586           6,186          3,033       103,797
Additions from acquired
 companies*                        227       30,504         2,208           4,119          2,424        39,482
Additions                          754       36,109         2,938           1,517          1,726        43,044
Disposals**                          -      (28,994)       (1,409)         (1,637)          (794)      (32,834)
Discontinued operations
 adjustment***                       -       (3,993)          (93)           (403)           (80)       (4,569)
                           -----------   -----------   -----------   -------------   ------------   -----------
Balance at end of year           4,141      121,458         7,230           9,782          6,309       148,920
                           -----------   -----------   -----------   -------------   ------------   -----------

Undepreciated balance
 at December 31, 1999           40,726      111,405        13,247          10,156          9,489       185,023
                           ===========   ===========   ===========   =============   ============   ===========

Undepreciated balance
 at December 31, 1998           31,214       81,212         9,082           4,607          4,776       130,891
                           ===========   ===========   ===========   =============   ============   ===========

*     Including additions from acquired company.  (See Note 19).
**    Including discontinued operation write-off.  (See Note 20).
***   See Note 1A3 and Note 20.


NOTE 7 - SOFTWARE DEVELOPMENT COSTS

      Capitalization and amortization of software development costs during the years ended December 31, 1999, 1998 and 1997 is comprised as follows:

                                                  DECEMBER 31      DECEMBER 31      DECEMBER 31
                                                         1999             1998             1997
                                               --------------   --------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS   $ IN THOUSANDS
                                               --------------   --------------   --------------
      Balance at beginning of year                    23,374           25,040           20,670
      Capitalization of software development
       costs during the year                          15,444           12,905           13,962
      Amortization and write-off during the
        year                                         (25,259)         (14,571)          (9,592)
                                               --------------   --------------   --------------
                                                      13,559           23,374           25,040
                                               ==============   ==============   ==============


NOTE 8 - OTHER ASSETS

      Consists of the following:

                                                 DECEMBER 31      DECEMBER 31
                                                        1999             1998
                                              --------------   --------------
                                              $ IN THOUSANDS   $ IN THOUSANDS
                                              --------------   --------------
      Goodwill, net*                                  80,010            1,286
      Intangible assets related to TTL's
       acquisition,net*                               60,462                -
      Other assets**                                   8,671            9,979
                                              --------------   --------------

                                                     149,143           11,265
                                              ==============   ==============

      *     Original amount                          162,841            7,373
            Less - accumulated amortization           22,369            6,087
                                              --------------   --------------

                                                     140,472            1,286
                                              ==============   ==============

      **    Including deferred taxes                   6,578            7,166
                                              ==============   ==============


NOTE 9 - LONG-TERM LIABILITIES

      A.    CONVERTIBLE NOTES

      On December 30, 1996 (the "Closing Date"), the Company completed a private placement of an aggregate amount of $100,000 thousand of convertible subordinated notes (the "Notes") to three purchasers who are related parties of the Company (the "Purchasers"). During the current year $15 million was converted to ordinary shares by one of the purchaser.

      The Notes bear interest at the rate of 4.5% per year, payable semi-annually, and mature on December 31, 2003.

      The Purchasers have the right to convert the Notes into Ordinary shares of the Company at the rate of one Ordinary Share for each US$25 of the principal amount of the Notes subject to adjustments as set forth in the Note Purchase Agreement (the "Agreement") entered into by the Company and the Purchasers.

      In case of certain events occurring as set forth in the Agreement, the Company has the right to demand the conversion of the outstanding principal amount of the Notes into Company Ordinary Shares. In such case, each holder of the Notes has the right to demand repayment in full of the principal amount of the Notes plus interest accrued and unpaid thereon.


      B.    OTHER LONG-TERM LIABILITIES

                                                   DECEMBER 31     DECEMBER 31
                                                          1999            1998
                                                --------------  --------------
                                                $ IN THOUSANDS  $ IN THOUSANDS
                                                --------------  --------------
      Liability for claims(*)                            6,000               -
      Liability for monetary incentive plan(**)          1,691           3,343
      Liability in respect of other assets                   -           1,000
      Deferred income taxes                                  -             816
      Loans                                                  -             348
      Others                                                79              52
                                                --------------  --------------
                                                         7,770           5,559
                                                ==============  ==============

      *     See Note 11B(2)
      **    See Note 12C(5)


NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

      A. EMPLOYEES OF THE COMPANY AND OF ITS CONSOLIDATED SUBSIDIARIES IN ISRAEL (ISRAELI COMPANIES)

      Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

      1.A. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposits with the pension fund is based on the components prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

        B. As to certain employees of TTL (see Note 19) who are subject to a labor agreement, the provision for severance benefits was calculated in accordance with the wage component as defined in the employment contract.

      2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

            The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

      3. The liability for severance pay include provision for the former TTL employees which are entitled to the retirement plan. This plan gives the employees the right for early retirement under unconditional terms. The main right of this plan is to retire and get, until the formal retirement date, the same conditions as if they were continuously working.

      4. The expenses in respect of severance and pension pay for the years ended December 31, 1999, 1998 and 1997 are $ 4,477 thousand, $5,301 thousand, and $5,715 thousand respectively.

      Details of the provision and amounts funded relating to other employees:

                                            DECEMBER 31      DECEMBER 31
                                                   1999             1998
                                         --------------   --------------
                                         $ IN THOUSANDS   $ IN THOUSANDS
                                         --------------   --------------
      Provision for severance pay                71,626           13,274
      Amounts funded including
        accumulated income                       47,067           10,763
                                         --------------   --------------
                                                 24,559            2,511
                                         ==============   ==============

      Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.


      B.    EMPLOYEES OF U.S. CONSOLIDATED SUBSIDIARIES (U.S. COMPANIES)

      The subsidiaries sponsors a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contribution with respect to this plan were $977 thousand, $743 thousand and $741 thousand in 1999, 1998 and 1997, respectively.


      C.    EMPLOYEES OF THE REST OF THE WORLD

      The provision for severance pay include amount related to employees in countries other than Israel and U.S. and are calculated in accordance with their locals' rules, if any, in the country that operates.



NOTE 11 - COMMITMENTS AND CONTINGENCIES

      A.    CLAIMS AND POTENTIAL CLAIMS

      1. The Company is in discussions with an international technology company ("technology company") regarding allegations that the Company is using certain patents owned by the technology company in its products. The Company is unable to determine at this time with any certainty the ultimate outcome of these allegations or their effect, if any, on the Company's financial position, operating results and business. However, the Company believes it has meritorious defenses and hopes to reach a favorable settlement with the technology company, although there can be no assurance that it will be able to do so.

      2. The Company has been in contact with another international technology company in which that company has raised the possibility that the Company is utilizing certain of that company's patents in its products. This allegation relates to industry standards commonly used, which, according to such company's claim, rely on such patents. The Company can not at this stage assess whether there is any merit to this allegation. The Company estimates that such allegation, even if found justified, will not have a material adverse affect on the Company's financial position.

      3. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be insignificant and therefore the provisions which included in the financial statements in respect thereof are appropriate and sufficient.


      B.    TTL ACQUISITION

      1. For certain commitments including contingencies that the Company had burden in the TTL acquisition - see Note 19.

      2. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, criminal charges may be commenced and a fine may be levied against an entity or person which has violated the law. In addition, violators may be liable for damages that are proven as a result of their violation.

            The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

            Tadiran has agreed to indemnify the company from damages up to $6 million. The Company can not estimate the results of the investigation before the discussion of the comptroller.


      C.    LEASE COMMITMENTS

      The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2000 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Prince Index.

      Future minimum annual rental payments which the Company and its subsidiaries are committed to pay under the above leases, at rates in effect at December 31, 1999, are as follows ($ in thousands).

      YEAR ENDING DECEMBER 31                         $ IN THOUSANDS
      -----------------------                         --------------
      2000                                                11,709
      2001                                                10,973
      2002                                                 3,897
      2003                                                 2,822
      2004 and thereafter                                  5,012

      As to rent expense under the Company's leases, see Note 17I.


      D.    ROYALTY COMMITMENTS

      1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed at the rates of 2%-4% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 1999 such future commitment is approximately $19.8 million.
            For the R&D projects of which the government participated by way of grants from 1999, the Company is committed to pay royalties which bear interest.

      2. The Company is committed to pay royalties to certain parties who participated in the development of certain components of its products. Such royalties are based on sales of products which incorporated the component and are paid based either on a fixed rate or price per unit sold or as a rate of the until sale price.

      3. The Company entered during the fourth quarter of 1999 into partnership, in which it would not have controlled, to develop certain products. The Company is committed to pay royalties to the Partnership up to 10% of its sales originating in Partnership developments up to twice of R&D expenses actually invested in their new value. The Company has the exclusive rights to sell the Partnership products and an option to buy the other partners parts in a prices that was agreed between the partners (subject to the exercise date of the option by the Company).


      E.    FINANCIAL INSTRUMENTS

      1.    Off-balance sheet contracts

            The geographical distribution of the Company's operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates against the dollar. Financial instruments are utilized by the Company to reduce these risks.

            The Company enters into forward exchange contracts and purchases currency options to hedge existing non-dollar assets and liabilities, certain firm sale and purchase commitments, as well as anticipated sale and purchase transactions.

            As at December 31, 1999, the Company has purchased currency futures contracts and foreign exchange options, for various lengths of time, ending 2001 as a hedge against sales contracts receivable, firm commitments and anticipated transaction as follows:

            Forward exchange contracts

            - Obligation to sell Pounds Sterling 37,500 thousand for a total amount of $61,008 thousand.
            - Obligation to sell Euro currency 25,790 thousand for a total amount of $ 26,480 thousand.
            - Obligation to sell Dollar Singapore 2,102 thousand for a total amount of $1,279 thousand.

            In addition, the Company entered into certain put and call options strategies for buying $ 74,752 thousand for Euro currency 73,000 thousand.

            The fair value and the carrying amount of the off-balance sheet instrument are $1,342 thousand and $1,800 thousand respectively (1998 - $2,387 thousand and $144 thousand, respectively).

            The fair value of foreign currency contracts is estimated using quoted exchange rate futures and quoted market prices (option).

      2.    Concentrations of credit risk

            Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, currencies futures contracts and trade accounts receivable.

            The Company maintains cash and cash equivalents, short and long-term investments, future contracts and certain other financial instruments with various major financial institutions.

            These major financial institutions are located throughout Israel, U.S.A. and Europe, and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions and the value of business transacted with them.

            With respect to trade accounts receivable, credit risk is limited due to the large number and geographical dispersion of the Company's customer base, as well as allowance for doubtful accounts which provided. With respect to long-term receivables (including deposits) (see Note 4), the Company believes that there is limited credit risk exposure since these customers are large telecommunications providers which operates in countries where the telecommunication market is anticipated to growth.

      3.    Fair value of financial statements

            In management estimation, except for off-balance sheet financial instruments (see E1 above) the estimated fair value of the Company's financial instruments did not materially differ from their respective carrying amount as at December 31, 1999 and 1998.

            Considerable judgement is required in determining the estimates of fair value. The management used certain estimates provided herein, that are not necessarily indicative of amounts that could be realized in a current market exchange.

            - Cash and cash equivalents, short-term investments, trading account assets, other accounts receivable, trade payables, other payables, advances from customers:

                  The carrying amounts approximate the fair value because of the short maturing of those instruments.

            -     Long-term receivables or debt:
                  Book values approximate fair value since the average interest rate in relation to long-term receivables or debt are not materially difference to those which applicable or offer at the balance sheet date.


      F.    CAPITAL EXPENDITURE COMMITMENTS

      The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 1999, the Companies are committed to invest approximately $38,589 thousand pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note 15A1).


      G.    PURCHASE COMMITMENTS

      At December 31, 1999, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $ 107,097 thousand (December 31, 1998 - $82,531 thousand).


      H.    GUARANTEES

      1. At December 31, 1999, the Company has granted guarantees to third parties in the sum of $3,131 thousand mainly as guarantees for tenders which the Company has attained or in which it participates.

      2. The Company also maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts. These guarantees approximated $31,859 thousand.


NOTE 12 - SHAREHOLDERS' EQUITY

      A.    AUTHORIZED, ISSUED AND OUTSTANDING SHARES

                                                          AUTHORIZED
                                                  -------------------------
                                                  DECEMBER 31   DECEMBER 31
                                                         1999          1998
                                                  -----------   -----------
                                                       NUMBER OF SHARES
                                                  -------------------------

      (Each NIS 0.12 par value per share)         200,000,000   200,000,000
                                                  ===========   ===========

      1. The Company's shares (each NIS 0.12 par value) are traded in the United States on the over the counter market and are listed on the NASDAQ.

      2. For details of the issued, paid up share capital and shares hold by subsidiary, see Statement of Changes in shareholders' Equity.

      3. At the beginning of 1999 the Company issued 13,966,480 ordinary shares to TTL shareholder (see Note 19), and 600,000 ordinary shares in connection with the conversion of convertible note (see Note 9), as well as 815,102 shares upon exercise of employee options.


      B.    DIVIDENDS

      Dividends may be paid by the Company only out of the retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.


      C.    SHARE INCENTIVE AND STOCK OPTION PLANS

      1.a   ECI PLAN

            The Company's current Key Employee Share Incentive Plan (the "ECI Plan") was adopted by the shareholders at the Annual General Meeting held on August 29, 1991. The ECI Plan will expire on December 31, 2001.

            The ECI Plan provides that options may be granted to any employee, consultant or contractor of the Company pursuant to
            (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

            Under the terms of the ECI Plan, the Company is authorized to grant options for a total of 5,800,000 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability). Until the balance sheets date options were given only to employees.

            The exercise price per share under the option awards is to be determined on the date of grant provided that such price shall not be less than 80% of the fair market value on such date.

      1.b Stock options under the ECI Plan are as follows:

                                                     DECEMBER 31         DECEMBER 31         DECEMBER 31
                                                            1999                1998                1997
                                                ----------------    ----------------    ----------------
                                                NUMBER OF SHARES    NUMBER OF SHARES    NUMBER OF SHARES
                                                ----------------    ----------------    ----------------
            Total number authorized                 5,800,000           5,800,000           3,800,000
            Options unexercised at beginning
              of year                              (2,387,750)         (1,911,650)         (1,450,050)
            Exercised till beginning of year       (1,466,582)         (1,176,532)           (621,900)
            Granted                                (1,251,000)           (872,650)         (1,200,000)
            Cancelled                                 120,000             106,500             183,768
                                                ----------------    ----------------    ----------------
            Authorized for future grant at
              end of year                             814,668           1,945,668             711,818
                                                ================    ================    ================

            Exercised during the current year*        328,900             290,050             554,632
                                                ================    ================    ================

            * Average price of options
            exercised during the year                $  16.89            $  15.22            $  16.47
                                                ================    ================    ================

            Options unexercised at end of year      3,189,850           2,387,750           1,911,650
                                                ================    ================    ================

            Options may be exercised as
            follows (1):
            First year or thereafter                1,364,100           1,061,100             548,900
            Second year or thereafter               1,130,750             709,900             862,250
            Third year or thereafter                  695,000             541,750             341,750
            Fourth year or thereafter                       -              75,000             158,750
                                                ----------------    ----------------    ----------------

                                                    3,189,850           2,387,750           1,911,650
                                                ================    ================    ================

      (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:


                                      DECEMBER 31         DECEMBER 31        DECEMBER 31
                                             1999                1998               1997
                                 NUMBER OF SHARES    NUMBER OF SHARES   NUMBER OF SHARES
                                 ----------------    ----------------   ----------------
          $ 7.60 per share                  8,000               8,000             16,000
          $ 7.61 per share                  5,600               6,800              8,800
          $14.02 per share                 17,000              22,000            108,750
          $14.93 per share                214,750             264,750            366,000
          $15.01 per share                 31,200              92,800            117,600
          $15.19 per share                  4,000               5,000             15,000
          $17.00 per share                263,900             444,500            531,500
          $18.70 per share                 29,250              51,750            113,000
          $20.81 per share                571,000             635,000            635,000
          $21.00 per share                445,000             470,000                  -
          $24.25 per share                 40,500              45,500                  -
          $26.00 per share                150,000             150,000                  -
          $26.38 per share                 30,000                   -                  -
          $29.53 per share              1,110,000                   -                  -
          $30.00 per share                161,500              68,500                  -
          $31.00 per share                 11,000                                      -
          $32.00 per share                 97,150             123,150                  -
                                 ----------------    ----------------   ----------------
                                        3,189,850           2,387,750          1,911,650
                                 ================    ================   ================

            Shares covered by unexercised options have no voting rights or rights to cash dividends.

      2.a   ECI U.S. PLAN

            At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI
            Telecom Inc. (the "ECI U.S. Plan). Under the ECI U.S. Plan, any officer, management employee or other key employee of ECI Telecom Inc. may participate in the ECI U.S. Plan.

            Under the terms of the ECI U.S. Plan, the Company is authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments. The exercise price per share under the option awards is to be determined on the dates of grant, provided that (1) in the case of options which qualify as "incentive stock options" as defined in the Code, such price shall not be less than the fair market value on such date, and
            (2) in the case of options which do not qualify as incentive stock options, such price shall not be less than 80% of the fair market value on such date.

      2.b Stock options under the ECI U.S. Plan are as follows:

                                                 DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                        1999          1998          1997
                                                 -----------   -----------   -----------
                                                              NUMBER OF SHARES
                                                 ---------------------------------------
            Total number authorized                400,000        400,000      200,000
            Options unexercised at beginning
              of year                             (119,500)      (101,500)     (44,500)
            Exercised till beginning of year       (58,250)       (44,000)     (24,000)
            Granted during the year                (78,000)       (60,000)     (83,000)
            Cancelled during the year                9,500         27,750        6,000
                                                 -----------   -----------   -----------
            Available for future grants at
              end of year                          153,750        222,250       54,500
                                                 ===========   ===========   ===========

            Exercised during the current year*      17,500         14,250       20,000
                                                 ===========   ===========   ===========

            * Average price of options
            exercised during the year             $  17.24        $  18.7     $  16.14
                                                 ===========   ===========   ===========

            Options unexercised at end of year     170,500        119,500      101,500
                                                 ===========   ===========   ===========

            Options may be exercised as
            follows (1):
            First year or thereafter                75,500         70,000       17,750
            Second year or thereafter               60,000         29,250       52,750
            Third year or thereafter                35,000         20,250       31,000
                                                 -----------   -----------   -----------
                                                   170,500        119,500      101,500

            (1)  To be paid as follows:

                                                 DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                        1999          1998          1997
                                                 -----------   -----------   -----------
                                                              NUMBER OF SHARES
                                                 ---------------------------------------
                  $17.00 per share                  56,000         74,000       77,000
                  $18.70 per share                   2,500          5,000       24,500
                  $23.88 per share                   6,000              -            -
                  $26.37 per share                   7,000              -            -
                  $27.96 per share                   2,000              -            -
                  $28.12 per share                  15,000              -            -
                  $29.12 per share                  17,000              -            -
                  $31.00 per share                  30,000              -            -
                  $32.00 per share                  34,000         40,500            -
                  $32.94 per share                   1,000              -            -
                                                 -----------   -----------   -----------

                                                   170,500        119,500      101,500
                                                 ===========   ===========   ===========


      3.a   TTL PLAN

            As a result of the Merger with TTL, the Company has options outstanding which were granted before the Merger under plans established by TTL as follows:

            During 1996, TTL implemented the Tadiran Telecommunications Ltd. 1996 Equity Incentive Plan ("the 1996 Plan") and granted options to certain employees of TTL thereunder. In addition, during 1997, TTL adopted a second employee option plan similar to the 1996 Plan ("the 1997 Plan") and granted options to certain employees of TTL thereunder.

            Both plans ("the TTL Plan") provide that from the time an optionee is entitled to exercise the options, he or she shall have the right to exercise all or part of the options under the expiration of the fifth anniversary of the date on which the option was granted ("the Grant Date"). All of the options expire on the fifth anniversary of their respective Grant Dates.

            Pursuant to the Agreement and Plan of Merger among the Company and TTL options granted pursuant to the 1996 and 1997 Plans were converted into fully vested options to purchase ordinary shares of the Company. The exchange ratio for the options was the same as that for shares of TTL held before the Merger; that is, immediately following the Merger, optinees under the TTL Plans would receive 0.55866 ordinary shares of ECI for each ordinary share of TTL they would have received on exercise of their options. As a result of the Merger, optionees under the TTL Plans hold options for the purchase of 691,779 shares of the Company.

            Before the closing of the Merger, optionees were given the opportunity to participate in an arrangement called an "Exchange Program". Optionees choosing to participate in the Exchange Program exercised their options and were given the option ("the Put Option") to sell those shares to a trustee (the same trustee with which the options were deposited in accordance with the terms of the Plans) at a price of $39.35 per share ("the Put Price"). The Put Option is exercisable during the three-month period beginning March 16, 2000. In order to pay the Put Price, the trustee is to sell the related shares to the Company at the market price on the Nasdaq, but no less than $32.90. To the extent that the net proceeds from such sale are equal to or less than $38.35, Tadiran has agreed to pay the trustee up to a maximum of $5.45 per share and the Company has agreed to pay up to $1 per share.

            In accordance with the terms of the Merger Agreement, any shares of the Company acquired as a result of exercising options received under the TTL Plans (whether or not acquired pursuant to the Exchange Program), the proceeds from the sale of such shares and the options themselves may not be released to any optionee until March 16, 2000.

            No additional options are authorized to be granted under the TTL Plans.

      3.b Stock Option under the TTL Plan are as follows:

                                                                   DECEMBER 31
                                                                          1999
                                                                     NUMBER OF
                                                                        SHARES
                                                                  ------------
            Total number authorized and granted                        691,779
            Options exercised (under the exchange program)            (468,702)
                                                                  ------------
            Options outstanding and exercisable at end of year         223,077
                                                                  ============
            Price range of options outstanding at end of year     $23.16-36.47
                                                                  ============
            Average price of options exercised during year             $ 26.70
                                                                  ============

      4.a   FAIR VALUE METHOD

            The difference between the quoted market price of the shares on the date of the grant of the options and the exercise price of such options is charged to income over the expected vesting period, generally over a period of 3 years, in accordance with the methods prescribed by APB 25 "Accounting for stocks Issued to Employees".

      4.b In October 1995 the Financial Accounting Standards Board (FASB) issued FAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

            In 1997 the Company adopted the disclosure provisions of FAS 123 but opted to remain under the expense recognition provision of "Accounting for Stock Issued to Employees", as described in 4.a above.

            As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 1999 to be $ 9.03. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                    OPTION      EXPECTED        RISK FREE
            YEAR OF GRANT             TERM    VOLATILITY    INTEREST RATE
            -------------           ------    ----------    -------------
            1999                       5         58.3          6.00%
            1998                       5         52.5          5.25%
            1997                       5         47.0          6.00%

            Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of FAS 123, the Company's net income and earnings per share would have reduced to the pro forma amount below:

                                                   YEAR ENDED DECEMBER 31
                                              -------------------------------
                                                 1999        1998        1997
                                              -------     -------     -------
            Net income ($ in thousands)
            As reported                       165,521     156,162     132,440
            Pro forma                         154,012     150,585     129,640

            Basic earnings per share ($)
            As reported                          1.82        2.03        1.73
            Pro forma                            1.69        1.96        1.69

            Diluted earnings per share ($)
            As reported                          1.77        1.97        1.70
            Pro forma                            1.65        1.90        1.67

            The above pro forma amounts relate only to options granted since the beginning of 1995.


      5.    OTHER PLANS

            During 1998 and 1997 the Board of Directors approved a general monetary incentive plan, according to which certain company employees, to be determined by Management, will receive a certain number of incentive units (Phantom shares).

            Under this plan the holder of an incentive unit will be entitled to a cash bonus, equal to the difference between a base price of the Company shares and the market price of the shares on the date of exercise.

            Each such portion will be exercisable in three equal parts, at the end of two, three and four years respectively from date of grant of the relevant units.

            As of December 31, 1999, a total of 1,096,350 incentive units were held by employees. The cost of the incentive unit plan is recognized by the Company over the period of the plan.

            A provision of $1,533 thousands related to short-term grants and $1,691 thousand related to long-term (in 1998 $1,494 thousand and $3,309 thousand respectively).


NOTE 13 - BALANCES IN CURRENCIES OTHER THAN THE DOLLAR

                                          DECEMBER 31, 1999                                DECEMBER 31, 1998
                          ------------------------------------------------    --------------------------------------------------
                            ISRAELI CURRENCY           FOREIGN CURRENCY         ISRAELI CURRENCY           FOREIGN CURRENCY
                          -------------------      -----------------------    -------------------   ----------------------------
                          LINKED(*)  UNLINKED      EURO  POUNDS     OTHERS    LINKED(*)  UNLINKED   DEUTSCHE  POUNDS      OTHERS
                                                         STERLING                                      MARKS  STERLING
                          ---------  --------    ------  --------   ------    ---------  --------   --------  --------    ------
                                                                       $ IN THOUSANDS
                          ------------------------------------------------------------------------------------------------------
ASSETS

Trade                        8,721     22,004    24,895    21,468   11,826           -      5,910     14,652    21,471     9,995
receivables
Other current assets        24,617     17,042    14,210     2,603    1,986       9,695     16,294      6,448     8,935     3,653
                          ---------  --------    ------  --------   ------    ---------  --------   --------  --------    ------

                            33,338     39,046    39,105    24,071   13,812       9,695     22,204     21,100    30,406    13,648
                          =========  ========    ======  ========   ======    =========  ========   ========  ========    ======

LIABILITIES

Trade payables                 709     66,679       646       782    2,836           -     30,444      1,634       651     4,343
Other current liabilities        -     56,859     1,982     5,222    7,556           8     33,704      2,896     7,571     6,808

Long-term liabilities
 (including current
 maturities)                22,839          -         -         -        -         522      2,413         98         -         -
                          ---------  --------    ------  --------   ------    ---------  --------   --------  --------    ------

                            23,548    123,538     2,628     6,004   10,392         530     66,561      4,628     8,222    11,151
                          =========  ========    ======  ========   ======    =========  ========   ========  ========    ======

*     Linked to the Israeli CPI.


NOTE 14 - CHARGES (ASSETS PLEDGED)

      Some of the Company's existing and future indebtedness to the certain Israeli banks are secured by Negative Pledges for unlimited amounts on all of the Company's assets in accordance with the terms of the Negative Pledges, the Company is committed to maintain certain financial convenants with respect to shareholders' equity, the ratio of shareholders' equity to total assets, current ratio and operating income as a percentage of sales. As of December 31, 1999, the Company was in compliance with all such convenants.

      As to deposit pledged - see Note 4A.

      As to restricted short-term investments - see Note 17B.



NOTE 15 - TAXES ON INCOME

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS:

      1.    A.    Tax benefits under the Law for the Encouragement of Capital
                  Investments, 1959.

                  Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                  A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants her a reduced tax rate of 20% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (currently - 20%) based on the level of foreign ownership, for specified periods (alternative B), all of the approved enterprise which currently entitles the Company to benefits is under alternative B.

                  The period of benefits in respect of most of the Company's production facilities will terminate in the years 2000-2010. The Company's current investments in development facilities are made under new approvals.

                  In 1999, approximately 70% of the cost of production facilities of the Company represented approved enterprise facilities (1998 - 62%).

                  In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 1999, a distribution of all accumulated profits in excess of approximately 139 million from retained earnings as a cash dividend would result in an additional tax expense which would approximate 99 million as the tax rate which applies to such distribution would be 20%. Effectively such dividend distribution would be reduced by the amount of the tax. The benefits are related to the "approved Enterprise" according to the turnover growth from plan to plan.
                  In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover (which entitled to 36% tax rate) by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate due to reduced turnover under full tax rate.

            B. According to the income tax ordinance in Israel, TTL ceased to be an independent taxpayer, all its activities are done with the framework of the Company. The income tax rate applicable to TTL facilities attributed income to the company is in the final stage of discussion with the Israeli tax authorities' opinion. In the financial statements, the income tax rate is based on the Company's suggestion as submitted to the tax authorities and represents management's estimate of the effective tax rate will be agreed with the tax authorities.

      2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

            Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

      3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

            The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

      4.    Tax rates applicable to income from other sources in Israel.

            Income not eligible for "Approved Enterprise" benefits as mentioned above is taxed at the ordinary tax rate of 36%.


      B.    NON-ISRAELI SUBSIDIARIES

      Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.


      C.    TAXES ON INCOME FROM CONTINUING OPERATIONS

      Taxes on income included in the consolidated statement of income comprise the follows:

                                                   YEAR ENDED DECEMBER 31
                                      ----------------------------------------------
                                                1999            1998            1997
                                      --------------  --------------  --------------
                                      $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                      --------------  --------------  --------------
      Current taxes relating to-
      The Company and its Israeli
        subsidiaries                          4,576           2,945           2,660
      Foreign subsidiaries                    2,190          12,308           5,808
                                      --------------  --------------  --------------

                                              6,766          15,253           8,468
                                      --------------  --------------  --------------

      Deferred taxes relating to -
      The Company and its Israeli
        subsidiaries                            422            (612)             83
      Foreign subsidiaries                      (79)         (1,786)           (997)
                                      --------------  --------------  --------------

                                                343          (2,398)           (914)
                                      --------------  --------------  --------------

                                              7,109          12,855           7,554
                                      ==============  ==============  ==============


      D.    INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION

                                                   YEAR ENDED DECEMBER 31
                                      ----------------------------------------------
                                                1999            1998            1997
                                      --------------  --------------  --------------
                                      $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                      --------------  --------------  --------------
      The Company and its Israeli
        subsidiaries                        178,728         169,455         141,075
      Foreign subsidiaries                   (2,373)         25,957          12,365
                                      --------------  --------------  --------------

                                            176,355         195,412         153,440
                                      ==============  ==============  ==============


      E.    RECONCILIATION OF THE STATUTORY TAX EXPENSE TO ACTUAL TAX EXPENSE

      A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                               YEAR ENDED DECEMBER 31
                                                  ----------------------------------------------
                                                            1999            1998            1997
                                                  --------------  --------------  --------------
                                                  $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                  --------------  --------------  --------------
      Income from continuing operations
        as reported in the consolidated
        statements of income                            176,355         195,412         153,440
                                                  ==============  ==============  ==============

      Theoretical tax on the above amount (36%)          63,488          70,348          55,238
      Tax effect of non-Israeli subsidiaries              2,752           6,213           7,377
      Tax benefit arising from the "Approved
        Enterprise"                                     (60,288)        (90,907)        (60,120)
      Increase in taxes resulting from
        permanent differences, (mainly
        goodwill) net                                     4,386             531             522
      Adjustments arising from differences
        in the basis of measurement for tax
        purposes and for financial reporting
        purposes and other*                              (3,229)         26,670           4,537
                                                  --------------  --------------  --------------

      Taxes on income for the reported year               7,109          12,855           7,554
                                                  ==============  ==============  ==============

      * Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.


      F.    COMPONENTS OF DEFERRED INCOME TAX

      (1) At December 31, 1999 and December 31, 1998, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                                DECEMBER 31     DECEMBER 31
                                                                       1999            1998
                                                             --------------  --------------
                                                             $ IN THOUSANDS  $ IN THOUSANDS
                                                             --------------  --------------
            Deferred tax assets:
            Tax credit carryforwards                                 3,626           4,215
            Capital loss carrryforward                              46,800           2,160
            Operating loss carryforward                             18,033           9,497
            Vacation pay accruals and severance pay fund             4,393           2,277
            Depreciation                                             2,923           2,068
            Inventory obsolescence                                   5,187           2,312
            Eliminated inter company profits*                        1,628           1,813
            Loss on disposition of discontinued operations          11,296               -
            Other                                                    4,115           1,636
                                                             --------------  --------------

            Gross total deferred tax assets                         98,001          25,978
            Valuation allowance for deferred tax assets**          (78,249)        (10,513)
                                                             --------------  --------------

            Net deferred tax assets                                 19,752          15,465
                                                             --------------  --------------

            Deferred tax liabilities:
            Software development costs                              (6,138)         (3,965)
            Depreciation                                                 -          (1,266)
            Amortization of intangibles                               (955)         (1,018)
            Other                                                        -             (79)
                                                             --------------  --------------

            Net deferred tax liabilities                            (7,093)         (6,328)
                                                             --------------  --------------

            Deferred income tax, net***                             12,659           9,137
                                                             ==============  ==============

            * This deferred taxes relates to intercompany transactions that have no impact on the consolidated income statement.
            ** The valuation allowance is in respect of capital loss carryforward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.
            *** Including changes from acquired companies and classification of balances related to discontinued operations in the amount of $3,179 thousands.

      (2) At December 31, 1999, the Company had, for tax purposes, federal net operating loss carryforward, capital loss carryforward, general business and minimum alternative caryforwards of $50,550 thousand, $130,075 thousand, $2,740 thousands and $886 thousand, respectively. The capital loss carryforwards expire in 2006 . The general business and other credit carryforwards expire over the period 2000 through 2009 the federal net operating loss carryforward expire over 15 years beginning in 2011 and the alternative minimum tax carryforward remains available indefinitely.


      G.    TAX ASSESSMENT

      Final tax assessments have been received by some of Israeli companies through the 1992 tax year.


NOTE 16 - RELATED PARTY TRANSACTIONS

      Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company.
      Transactions with related parties are mainly as follows:

      a. Sales of certain of the Company's products and expenses related to such sales.

      b.    Interest payable on convertible capital notes and other credits.

      c.    Buildings and rentals.

      All transactions with related companies were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

      A.    BALANCE DUE TO OR FROM RELATED PARTIES:

                                        DECEMBER 31     DECEMBER 31
                                               1999            1998
                                     $ IN THOUSANDS   $ IN THOUSANDS
                                     --------------   --------------
      ASSETS:
      Trade receivables                       9,700            9,495
      Other receivables                       2,760            2,254
      Convertible debentures                      -          177,000
      Loans to affiliates (Note 5)           3,625             4,141

      LIABILITIES:
      Trade payables                             47              686
      Other payables                          2,173              741
      Long-term loan, including
        current maturities                        -              522
      Convertible note                       85,000          100,000


      B.    INCOME FROM, AND EXPENSES TO, RELATED PARTIES:

                                                    YEAR ENDED DECEMBER 31
                                     ------------------------------------------------
                                               1999              1998            1997
                                     --------------    --------------  --------------
                                     $ IN THOUSANDS    $ IN THOUSANDS  $ IN THOUSANDS
                                     --------------    --------------  --------------
    Sales                                   16,950       22,957        7,048
    Cost of sales                           14,311       11,331          516
    Selling and marketing expenses           2,912        2,755        2,280
    General and administrative expenses        141           40          522
    Financial expenses                       3,938        4,677        5,670
    Financial income                           412          251          144


      C.    PURCHASE OF EQUIPMENT               35           16          125


      D. The Company has arm's-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.



NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

      BALANCE SHEET:

      A.    CASH AND CASH EQUIVALENTS

      1. Including deposits of $203,325 thousand at December 31, 1999 (December 31, 1998 - $104,958 thousand).

      2.    As to concentration of risk - see Note 11E2.


      B.    SHORT-TERM INVESTMENTS

      Including restricted balances of $5,441 thousand at December 31, 1999 (December 31, 1998 - $4,079 thousand).


      C.    TRADE RECEIVABLES

      1. Net of provision for doubtful accounts of $11,861 thousand at December 31, 1999 (December 31, 1998 - $5,772 thousand).

      2. Substantially all of the Company's sales are to large telecommunications service providers around the world. Historically, the Company's uncollectable accounts receivable have not been significant, and typically the Company does not require collateral for its receivables.


      D.    SHORT-TERM CREDITS AND CURRENT MATURITIES OF LONG-TERM DEBT

      Consist of the following:
                                                 DECEMBER 31     DECEMBER 31
                                                        1999            1998
                                              --------------  --------------
                                              $ IN THOUSANDS  $ IN THOUSANDS
                                              --------------  --------------
      In U.S. dollars*                                137           120,000
      In Chinese Yuan                                   -               966
      In Israeli currency - non-linked                  -                 -
      Current maturities of long-term debt              -               174
                                              --------------  --------------

                                                      137           121,140
                                              ==============  ==============

      * At December 30, 1998, the Company took a bank loan for financing the investment in convertible debentures of TTL.


      E.    OTHER PAYABLES AND ACCRUED LIABILITIES

      Consist of the following:

                                                            DECEMBER 31     DECEMBER 31
                                                                   1999            1998
                                                         --------------  --------------
                                                         $ IN THOUSANDS  $ IN THOUSANDS
                                                         --------------  --------------
      Employees and social benefits                              56,535       41,242
      Chief Scientist                                            13,071        1,541
      Deferred revenue                                                -        6,893
      Tax authorities                                            17,845        5,770
      Commissions payable                                        34,131       22,691
      Advances from customers                                     1,855        2,655
      Proposed dividend                                           4,505        3,848
      Warranty accrual                                            9,186        3,136
      Provisions related to TTL's acquisition (see Note 19)       9,312            -

      Other payables and accrued liabilities                     28,869       10,625
                                                         --------------  --------------
                                                                175,309       98,401
                                                         ==============  ==============



      F.    COST OF REVENUES

                                                              YEAR ENDED DECEMBER 31
                                                 -------------------------------------------------
                                                           1999              1998             1997
                                                 --------------    --------------   --------------
                                                 $ IN THOUSANDS    $ IN THOUSANDS   $ IN THOUSANDS
                                                 --------------    --------------   --------------
      Materials and components consumed                 367,345          278,203          183,506
      Salaries, wages and employed benefits              97,089           50,461           47,915
      Depreciation and amortization                      28,891           10,713            8,214
      Other manufacturing and other service costs        22,589           12,952            7,947
                                                 --------------    --------------   --------------

                                                        515,914          352,329          247,582
      Decrease (increase) in inventories of
      work in process and finished products               3,821         (35,738)          25,561
                                                 --------------    --------------   --------------

                                                        519,735          316,591          273,143
                                                 ==============    ==============   ==============


      G.    RESEARCH AND DEVELOPMENT COSTS, NET

                                                              YEAR ENDED DECEMBER 31
                                                 -------------------------------------------------
                                                           1999              1998             1997
                                                 --------------    --------------   --------------
                                                 $ IN THOUSANDS    $ IN THOUSANDS   $ IN THOUSANDS
                                                 --------------    --------------   --------------
      Expenses incurred                                155,494           101,665           71,616
      Less - grant participations (see Note 11D)        30,347            23,018           20,290

                                                       125,147            78,647           51,326
                                                 ==============    ==============   ==============


      H.    SELLING AND MARKETING EXPENSES

                                                              YEAR ENDED DECEMBER 31
                                                 -------------------------------------------------
                                                           1999              1998             1997
                                                 --------------    --------------   --------------
                                                 $ IN THOUSANDS    $ IN THOUSANDS   $ IN THOUSANDS
                                                 --------------    --------------   --------------
      Salaries and employee benefits                     63,603           46,309          27,545
      Agents' commissions                                34,348           10,289          12,619
      Royalties to Chief Scientist and others            20,437           14,856           9,696
      Advertising and exhibitions                         6,041            3,076           2,503
      Foreign travel                                     16,166            6,273           5,928
      Marketing, selling and other expenses              39,818           26,786          21,088
                                                 --------------    --------------   --------------
                                                        180,413          107,589          79,379
                                                 ==============    ==============   ==============


      I.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                               YEAR ENDED DECEMBER 31
                                               -------------------------------------------------
                                                         1999             1998              1997
                                               --------------   ---------------   --------------

                                               $ IN THOUSANDS   $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------   ---------------   --------------
      Salaries and employee benefits                   39,641          19,096          15,093
      Rent and maintenance of premises                  1,557           5,310           4,198
      Other administrative and general expenses        22,824          14,344           8,949
                                               --------------   ---------------   --------------

                                                       64,022          38,750          28,240
                                               ==============   ===============   ==============


      J.    FINANCIAL INCOME, NET

                                                               YEAR ENDED DECEMBER 31
                                               -------------------------------------------------
                                                         1999             1998              1997
                                               --------------   ---------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------   ---------------   --------------
      FINANCIAL EXPENSES:
      On long-term debt                                 4,539            4,568           4,575
      Interest and bank charges                         2,419            1,473           3,016
      Exchange rate differences (see Note 1A5)          2,664            1,966               -
                                               --------------   ---------------   --------------

                                                        9,622            8,007           7,591
                                               ==============   ===============   ==============

      FINANCIAL INCOME:
      Interest mainly on bank deposits and
      other receivables                                17,167           14,516          12,376
      Exchange rate differences (see Note 1A5)          7,032              202              59
      Gain on sale and revaluation of
      marketable securities                             4,176            1,824             692
                                               --------------   ---------------   --------------

                                                       28,375           16,542          13,127
                                               ==============   ===============   ==============


      K.    CAPITAL GAIN AND OTHER INCOME, NET

                                                              YEAR ENDED DECEMBER 31
                                               -------------------------------------------------
                                                         1999             1998              1997
                                               --------------   ---------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------   ---------------   --------------
      Gain from issuance of shares by              29,734                -                -
      subsidiary (1)
      Gain from realization of an affiliated
       company (2)                                 25,572                -                -
      Gain (loss) from sale of property and
       equipment, net (3)                          (2,923)              27              341
      Other income (expenses), net (4)             (1,491)             (80)          (2,708)
                                               --------------   ---------------   --------------

      Total other income (expenses), net           50,892              (53)          (2,367)
                                               ==============   ===============   ==============

      (1) In October 1999, ECtel Ltd., a wholly owned subsidiary, which mainly provides solutions for fraud detection, quality monitoring of networks and interconnect billing, completed an initial public offering in NASDAQ U.S. stock exchange, in which it raised a net sum of $43.2 million. As a result of the initial public offering, holdings in ECtel declined to 75%.

      (2)   See Note 5A3.

      (3) In December 1999, agreement was signed with SCI Systems Inc. (hereinafter - "SCI") to purchase TTL's Manufacturing Plant (named "Shemer"). SCI is one of the world's largest providers of electronics manufacturing services. The Shemer facility produces printed circuit board assemblies and other products for the Company and provided related services. The agreements also include a multi-year supply agreement in which the Company will subcontract part of its manufacturing activities to SCI according to cost plus method.

      (4) Include expenses amounting to $651 thousand, deriving from selling certain trade account receivables, to an unaffiliated financial institute ("the Purchaser"). The Company will not be liable for any recourse, nevertheless, it will continue to service, administer and collect the receivables on behalf of the purchaser. In 1999, the impact of the above transaction reduced trade receivables in the consolidated balance sheets and increased cash flows from operating activities in the consolidated statement of cash flows by $44,612 thousand.


      L.    SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                              YEAR ENDED DECEMBER 31
                                               -------------------------------------------------
                                                         1999             1998              1997
                                               --------------   ---------------   --------------
                                               $ IN THOUSANDS   $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------   ---------------   --------------
      EXPENSES:
      Maintenance and repairs                      12,951              8,338           8,064
      Depreciation of property, plant and          42,988             25,418          21,275
      equipment
      Taxes (other than income taxes)               2,747              3,003           2,125
      Rent                                         12,542              8,685           8,220
      Advertising costs                             6,144              4,968           3,192
      Royalties                                    20,625             15,045          10,038


      M.    EARNINGS PER SHARE ("EPS")

      Under SFAS No. 128 "Earnings per share" and "basic earnings per share", is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares, common equivalent shares, and other convertible securities outstanding.

      Following are the details of the basic and diluted EPS:

      1.    EPS for continuing operations

                                        1999                                1998                             1997
                        -----------------------------------   ---------------------------------  ---------------------------------
                        INCOME FROM   NUMBER OF   PER SHARE   INCOME FROM  NUMBER OF  PER SHARE  INCOME FROM  NUMBER OF  PER SHARE
                         CONTINUING      SHARES      AMOUNT    CONTINUING     SHARES     AMOUNT   CONTINUING     SHARES     AMOUNT
                         OPERATIONS                            OPERATIONS                         OPERATIONS
                        ------------  ----------  ---------   -----------  ---------  ---------  -----------  ---------  ---------
                          $ IN           $ IN        $ IN       $ IN         $ IN        $ IN       $ IN        $ IN       $ IN
                        THOUSANDS      THOUSANDS   THOUSANDS  THOUSANDS    THOUSANDS   THOUSANDS  THOUSANDS   THOUSANDS  THOUSANDS
                        ------------  ----------  ---------   -----------  ---------  ---------  -----------  ---------  ---------
  Basic EPS                165,521       91,148      1.82       173,812       76,787     2.26       143,712    76,375      1.88
                                                  =========                           =========                          =========
  Effect of dilutive
  securities:
  Employee stock options                    893                       -          776                      -       415
  Convertible notes          3,822        3,466                   4,500        4,000                  4,500     4,000
                        ------------  ----------              -----------  ---------             -----------  ---------


  Diluted EPS              169,343       95,507      1.77       178,312       81,563     2.19       148,212    80,790     1.84
                        ============  ==========  ==========  ===========  =========  =========  ===========  ========== =========

      2.    EPS for discontinued operations

                                        1999                                1998                             1997
                        -----------------------------------   ---------------------------------  ---------------------------------
                          LOSS FROM    NUMBER OF  PER SHARE     LOSS FROM  NUMBER OF  PER SHARE    LOSS FROM  NUMBER OF  PER SHARE
                        DISCONTINUE       SHARES     AMOUNT   DISCONTINUE     SHARES     AMOUNT  DISCONTINUE     SHARES     AMOUNT
                         OPERATIONS                            OPERATIONS                         OPERATIONS
                        -----------    ---------  ---------   -----------  ---------  ---------  -----------  ---------  ---------
                          $ IN           $ IN       $ IN          $ IN       $ IN       $ IN        $ IN        $ IN        $ IN
                         THOUSANDS     THOUSANDS  THOUSANDS    THOUSANDS   THOUSANDS  THOUSANDS   THOUSANDS   THOUSANDS  THOUSANDS
                        -----------    ---------  ---------   -----------  ---------  ---------  -----------  ---------  ---------
      Basic EPS           (63,002)       91,148    (0.70)     (17,650)      76,787      (0.23)   (11,272)      76,375    (0.15)
                                                  =========                           =========                          =========
      Effect of dilutive
      securities:
      Employee stock options                893                     -          776                     -          415
      Convertible notes         -         3,466                     -        4,000                     -        4,000
                        ------------  ----------              -----------  ---------             -----------  ---------
      Diluted EPS         (63,002)       95,507    (0.66)     (17,650)      81,563      (0.22)   (11,272)      80,790    (0.14)
                        -----------    ---------  ---------   -----------  ---------  ---------  -----------  ---------  ---------


      3.    EPS for Net income

                                        1999                             1998                             1997
                        --------------------------------   ---------------------------------  -----------------------------------
                            NET     NUMBER OF  PER SHARE      NET       NUMBER OF  PER SHARE         NET   NUMBER OF    PER SHARE
                         INCOME        SHARES     AMOUNT   INCOME          SHARES     AMOUNT      INCOME       SHARE       AMOUNT
                        ----------  ---------  ---------   ----------   ---------  ---------  ----------   ---------   -----------
                          $ IN        $ IN       $ IN          $ IN       $ IN       $ IN        $ IN        $ IN          $ IN
                         THOUSANDS  THOUSANDS  THOUSANDS    THOUSANDS   THOUSANDS  THOUSANDS   THOUSANDS   THOUSANDS    THOUSANDS
                        ----------- ---------  ---------   -----------  ---------  ---------  -----------  ---------   -----------
      Basic EPS            102,519    91,148     1.12       156,162     76,787        2.03      132,440      76,375       1.73
                                               =========                           =========                           ==========
      Effect of dilutive securities:
      Employee stock options             893                      -        776                        -         415
      Convertible notes       3,822    3,466                  4,500      4,000                    4,500       4,000

      Diluted EPS           106,341   95,507     1.11       160,662     81,563        1.97      136,940      80,790       1.70
                        =========== =========  =========   ===========  =========  =========  ===========  =========   ===========



NOTE 18 - RECENTLY RELEVANT ENACTED ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities
     - Deferral of the Effective Date of SFAS No. 133", which deferred the implementation of SFAS No. 133. SFAS No. 133 will be effective for the Company's first quarter of fiscal 2001. The Company is evaluating the effects of the new statement and how to implement the new requirements. The Company has not yet evalute the impact of SFAS No. 133.



NOTE 19 - ACQUISITIONS

      A.    THE ACQUIRED COMPANIES

      Tadiran Telecommunications Ltd. (hereinafter "TTL")

      Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter "merger"), a subsidiary of Tadiran Ltd. (hereinafter "Tadiran"). TTL specialized in a variety of telecommunications fields, including: transport and access systems, wireless local loop, data communications, multiplexing equipment and business telecommunications systems. TTL provided innovative solutions to telecommunications operators and other businesses throughout the world.

      During the first quarter of 1999 the Board of Directors, the shareholders, and the authorities in Israel, confirmed the merger. The merger is accounted for under the "purchase" method of accounting. Consequently, the assets and liabilities of TTL was recorded on ECI's books at their fair market values.

      The purchase price for the TTL acquisition is $403.8 million. The purchase price is calculated based on the market price of the ECI Ordinary Shares at the time that the merger conditions including the Exchange Ratio were agreed upon in principle and publicly announced, according to EITF No. 95-19.

      The total excess of cost is $ 229.9 million, which was allocated as follows:

                                                           $ IN THOUSANDS
                                                           --------------

      In process research and development                        87,327
      Goodwill and Intangible asset                             142,583

                                                                229,910

                                                           ==============

      * The IPR&D considered according to the specific requirements of SFAS No.2 Critical elements of SFAS No. 2 Valuation of IPR&D are that the product has not yet demonstrated technological feasibility and that it does not have an alternative future use.


      The consideration of the IPR&D was modified by income approach according to the guidance provided by SEC using specific factors as follow:

            o     analysis of the stage of completion of each project.
            o exclusion of value related to R&D yet-to-be completed as part of ongoing IPR&D project, and
            o     the contribution of existing products/technologies.

      In the merger agreement, the Company indemnify and hold harmless Tadiran from and against all losses and damages incurred by Tadiran arising out of (i) taxes imposed on ECI or certain of its subsidiaries which are not fully provided for in ECI's consolidated financial statements and (ii) any inaccuracy in the representations and warranties made by ECI pursuant to the Merger Agreement with respect to intangible assets and litigation. ECI's indemnification obligations are subject to deductibles of between $5 million and $22.5 million.

      Solely for purposes of indemnification by Tadiran, the representations and warranties made by TTL with respect to intangible assets, litigations and related party transactions and the representation and warranty made by Tadiran regarding related party transactions shall survive for 12 months following the Closing Date. Solely for purposes of ECI's indemnification of Tadiran, the representations and warranties made by ECI with respect to intangible assets and litigation shall survive for 12 months following the Closing Date. Tadiran's indemnification obligations for any matter or allegation being reviewed by the Israeli Comptroller of Restrictive Trade Practices (see Note 11B2) shall survive the Closing Date by seven years, extended by any period that such matters continue to be under active investigation or review after the Closing Date.

      B.    UNAUDITED - PRO FORMA SUMMARY

      The following unaudited pro forma summary presents the Company's consolidated results of operations as if the acquisitions occurred at the beginning of the respective periods, after giving effect to certain adjustments including amortization of goodwill and other intangibles acquired, business disposed of or to be disposed of, reclassification and related income tax effects. These pro forma results are not necessarily indicative of those that would have occurred had the merger taken place at the beginning of the respective periods.

                                                                YEAR  ENDED
                                                                DECEMBER 31
                                                                       1998
                                                                ------------
      $ IN MILLIONS (EXCEPT PER SHARE  AMOUNTS)                 (UNAUDITED)
                                                                ------------
      Revenues                                                       1,041
      Net income applicable to common stockholders                     180
      Net income applicable to common stockholders - per
      share:
      Basic                                                           1.98
      Diluted                                                         1.93


      C.    RESTRUCTURING COST

      Following the merger with TTL an analysis was performed of ECI's product lines to determine where products which were duplicative with products which were offered by TTL existed. Based on this analysis and a comparison of functionality and features of the respective products, the company recorded a charge of $14,947 thousand regarding to assets and liabilities of ECI, as follows:


                                                      YEAR  ENDED
                                                      DECEMBER 31
                                                             1999
                                                  ($ IN THOUSANDS)
                                                  ---------------
      Inventory write-down                                3,518
      Equipment write-down                                2,352
      Capitalized software write-down                     2,414
      Severance pay                                       5,950
      Others                                                713
                                                  ---------------
                                                         14,947
                                                  ===============


NOTE 20 - DISCONTINUED OPERATIONS

      Before the approval of the financial statements for the year ended December 31, 1999 the Management, after receiving the approval of the Board of Directors, had completed a formal plan for disposal certain segments, as defined at APB opinion No. 30, by method of sale or abandonment.

      The activities whose operations it was decided to discontinue were:

      1. DNI (Data Networking/Internet) which operates in the field of developing and marketing software and certain hardware for data networking/internet, by way of abandonment until the last quarter of 2000. Therefore, a provision of $36 million was recorded for anticipated losses from abandoning this operation, from which, in Management's estimation, no significant proceeds will be had.

      2. TNN, Taditel and Tactel - three investee companies of TTL which merged with the Company at beginning of 1999. The subsidiaries are in the field of marketing equipment of Newbridge in Israel
            (TNN) and in the development, manufacturing and marketing of components to the Automotor Industries (Tactel and Taditel). The disposal of the subsidiaries intent to be by way of sales of their shares/activities to a non related parties.


      Summarized data for the discontinued operations is as follows:

      A.    RESULTS OF OPERATIONS

                                                         YEAR ENDED DECEMBER 31
                                               ----------------------------------------
                                                      1999         1998         1997
                                               -----------      --------      ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                               ----------------------------------------
      Net sales                                    67,753         61,834       94,842
                                               -----------      --------      ---------
      Loss from discontinued operations
      before taxes
       on income                                   24,622         19,210       11,920
      Taxes on income (loss)                          614         (1,560)        (648)
                                               -----------      --------      ---------

      Loss from discontinued operations
      after taxes on income                        25,236         17,650       11,272
      Company's equity in results of investee
       companies, net                                 357              -            -
                                               -----------      --------      ---------

      Loss from discontinued operations (net
      of income tax)                               25,593         17,650       11,272
                                               -----------      --------      ---------

      Loss from disposal of discontinued
      operations
       (net of income taxes)                       37,409              -            -
                                               -----------      --------      ---------

                                                   63,002         17,650       11,272
                                               ===========      ========      =========

      Loss per Common Share
       Basic                                        (0.70)         (0.23)       (0.15)
                                               ===========      ========      =========

       Diluted                                      (0.66)         (0.22)       (0.14)
                                               ===========      ========      =========


      B.    NET ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS, CONSIST:

                                                     DECEMBER 31
                                                            1999
                                                   -------------
                                                  (IN THOUSANDS)
                                                   -------------
      Current assets                                     16,934
      Investments in subsidiaries                         4,915
      Property, plant and equipment, net                  1,225
      Other assets                                           35
      Current liabilities                               (23,726)
      Non-current liabilities                              (394)
                                                   -------------
                                                         (1,011)
                                                   =============






    DIRECTORS' REPORT ON THE STATE OF THE CORPORATION'S AFFAIRS FOR 1999


1.   CONDENSED DESCRIPTION OF THE CORPORATION AND ITS BUSINESS ENVIRONMENT

     THE CORPORATION

     Koor Industries Ltd. (hereinafter: "Koor") is a holding company. In 1999 Koor's management continued to promote a business strategy aimed at creating value for its shareholders by focusing on the telecommunications, defence electronics and agro-chemical segments, expanding existing operations and divesting assets with low-profitability potential. Koor's management is exploring opportunities of strengthening its presence in markets and fields which are the core business of Koor with potential for growth and profitability.

     During 1999 and since the beginning of 2000, holdings have been realised in Koor Finance, Contahal, Merhav, the Switching Division of Tadiran Telecommunications, Tekem (ATL), Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, Tadiran Com., Tadiran Telematics, Tadiran Appliances, Mashav, Merkavim, Middle East Tubes and the Q Group.

     Towards the end of the of the first quarter of the Year 2000, the Company is scheduled to complete the first stage of the strategic plan, which includes, among other things, divestitures, downsizing of headquarters and the simplification of holding structures. In the second stage of the plan the Company's management will focus on the management and enhancement of its principal holdings and on new investments in venture capital and growth companies.

     Company headquarters

     The Company's headquarters handles finance, accounting and control, mergers and acquisitions, business development and legal advice. The senior managers at Koor headquarters serve as chairmen of boards of directors and directors of Koor's investee companies. Koor places at the disposal of its subsidiaries and affiliated companies management and advice services covering the following topics:

          Finance
          Investments in enterprises and their development
          Acquisitions, mergers, strategic partners and realisation of investments
          Budget and control
          Accounting and financial reporting
          Legal advice

     The principal sources of income of Koor - the parent company - are the sale of assets and holdings, dividends, management fees and commissions for the various services received from the investee companies.

     The business environment

     1999 was characterised by a recovery in Israeli economic activity. Annual growth in the last three quarters of 1999 increased at a rate of 5.5%. This turnaround in the long recession which had lasted since 1996 was expressed in an acceleration of export, investments in segments of the economy and private consumption. In contrast, investments in the building industry declined sharply. In 1999 the level of inflation actually obtained reached only 1.3%, against a background of the appreciation of the shekel which had continued since the end of 1998.

     These macro-economic developments together with the measures taken by Koor's management to rehabilitate the enterprises improved Koor's overall profitability. In addition, the improvement was achieved largely as a result of the significant capital gains produced in 1999.


2.   PRINCIPAL EVENTS IN 1999 AND AFTER THE BALANCE SHEET DATE

     A.   MERGER OF ECI AND TADIRAN TELECOMMUNICATIONS

          1) On 1 March, 1999 the merger of the two companies was completed. After implementation of the merger Tadiran's holding in ECI reached approximately 12.6%.

          2) As part of the agreement Tadiran acquired the Switching Division of Tadiran Telecommunications for the total amount of approximately $28.8 million dollars (see J5 below).

          3) The merger was recorded in Koor's financial statements at book values in keeping with the rules for similar asset exchange transactions. ECI included in its results an $87 million write-off for research and development in process in respect of Tadiran Telecommunications. This write-off was not included in Koor's financial results.

          4) As a result of the merger, as of 1 January, 1999 the operations of Tadiran Telecommunications are no longer consolidated in Koor's financial statements.

     B.   ECI TELECOM LTD. (ECI)

          1) On 8 February, 1999, a call option to purchase from Clal Electronic Industries Ltd. 3,830,000 ordinary shares of a par value of NIS 0.12 each of ECI at $37 per share, was exercised for a total amount of approximately $142 million, in accordance with the provisions of the agreement from 9 April, 1998.

          2) During 1999 Koor purchased additional shares in ECI for approximately $15 million.

          3) The percentage of Koor's holdings in ECI as at 31 December, 1999 was approximately 34.1%.

          4) In October 1999 ECTEL, a subsidiary of ECI, whose principal business is the development, production and marketing of fraud detection systems in communications networks and improvement of traffic quality in communications networks, completed an initial public offering on NASDAQ. Due to this offering ECI registered a capital gain of $29.7 million which was recorded in the Statement of Operations of the fourth quarter of 1999.

          5) In September 1999 Telegate, an affiliated company of ECI, signed an agreement of principles whereby the shares and capital notes held by its shareholders, including those of ECI, would be exchanged for shares of Terayon Communications Systems Ltd., a company whose shares are listed for trading in the United States.
             The transaction was completed in the fourth quarter of 1999 and resulted in a capital gain of $25.5 million.
             ECI is expected to register an additional gain of $30 million dollars in 2000 owing to hedging transactions implemented in respect of Terayon's share price.

          6) During the fourth quarter of 1999 ECI recorded a one-time loss of approximately $37 million as a result of the discontinuation of four different operations. In addition, a loss from discontinued operations amounted in 1999 to $26 million.

             Pursuant to the Securities Regulations, the financial statements of ECI are attached to those of Koor. The financial statements of ECI relate to consolidated ECI, and include the results of Tadiran Telecommunications which merged with ECI starting from the first quarter of 1999.
             The statements of ECI do not include the results of Tadiran Telecommunications in the corresponding period of 1998.

     C.   TADIRAN

          1) In accordance with the purchase proposal documents, in January 1999 Koor transferred the consideration for the balance of Tadiran's shares, approximately NIS 79 million, thereby attaining 100% ownership of Tadiran.

          2) Pursuant to a resolution of the Board of Directors of Tadiran, a reorganisation program is in the final stages. This program includes a significant reduction in the company's headquarters staff and merger with Koor headquarters, transfer of real estate management to Koor Properties, and the sale of software and domestic appliance companies.

          3) On 21 January, 2000 a share application was filed by Tadiran in the Tel Aviv District Court for approval of a reduction in Tadiran's capital within the framework of which Tadiran's holdings in Elisra, Tadiran Electronic Systems and Tadiran Spectralink (three companies specializing in defence electronics) would be transferred to Koor Industries. The Company is examining alternatives to offerings in defence electronics.

     D. TELRAD NETWORKS LTD. (FORMERLY TELRAD TELECOMMUNICATIONS AND ELECTRONICS INDUSTRIES LTD.)

          1) As part of a comprehensive program for an immediate reorganisation which was approved at the end of 1998, in 1999 the company was organised into independent profit and loss units and approximately 950 employees have left the company without disruption of labour relations. In the second half of the year Telrad's board approved a restructuring program which was applied in two stages, including the retirement of additional employees over and above the first plan which had been decided upon at the end of the previous year. The total cost of the additional plan amounts to approximately NIS 85 million (approximately NIS 57 million after deduction of deferred taxes in respect thereof).
             The financial statements as at 31 December, 1999 include expenses for the above retirement agreements which were recorded in the second half of the year and presented in the Other Expenses item.
             The total volume of sales for 1999 amounted to $462 million (NIS 1,933 million) as compared with $364 million (NIS 1,449 million) in 1998 which constitute a growth of approximately 27% in dollar terms and 33% in shekel terms.
             In 1999 Telrad reported substantial operating and net profit, compared with operating and net loss in the previous year, moreover the last quarter of that year also concluded with an operating and net profit compared with an operating and net loss in the corresponding quarter of the previous year.

             Below are selected Telrad Networks data (in adjusted millions of NIS):

                                                1 - 12            10 - 12
                                           ---------------     -------------
                                            1999      1998     1999     1998
                                           -----     -----     ----     ----
             Revenues                      1,933     1,449      564     361
             Gross profit (loss)             505        86      166     (21)
             Operating profit (loss)         250      (124)      91     (59)

          2) On 6 March, 2000 a binding memorandum of understanding was signed by Nortel Networks, an international Canadian telecommunications company, Koor and its subsidiary Telrad Networks Ltd.
             The memorandum of understanding stipulates that the Nortel and the Koor Group will set up a new company in Israel ("Nortel Israel") which will be controlled by Nortel. Koor will hold 28% of its share capital. Once it is set up Nortel Israel will acquire from Telrad the Public Switching and TXI systems businesses, together with Telrad's operations in this field outside Israel, in return for $95 million which will be paid to the Koor Group. The business operation which Telrad will sell to Nortel Israel constitutes 40% - 50% of its business operation. The Koor Group is expected to record a pre-tax capital gain from this transaction of $61 million. At the same time, by exercising the option previously granted to it, Nortel will sell to Koor all its holdings (20%) in Telrad for $45 million, thereby transforming Telrad into a fully owned subsidiary of Koor, and in return the Koor Group will invest $ 49 million in Nortel Israel in share capital and shareholders' loans. Together with the Koor Group investment in Nortel Israel, Nortel Israel will assume all the operations of Nortel currently being implemented in Israel outside the Telrad framework, thereby obtaining direct access to the use of the technologies of the global Nortel, including future technologies. Implementation of the transaction is contingent upon the receipt of various approvals, including that of the Commissioner of Restrictive Trade Practices.

     E.   INVESTMENTS IN HIGH-TECH PROJECTS AND COMPANIES

          1) On 30 November, 1999, a committee of Koor's Board of Directors, having been authorised for this purpose, passed a resolution to cooperate on an equal basis with the Israel Corporation Ltd., in a joint venture with an equity capital of up to $100 million. The joint venture will focus on investments in high-tech projects and companies in the fields of the Internet, telecommunications and operation of telecommunications in Israel and abroad.

          2) On 2 March, 2000 Koor signed documents enabling it to become a limited partner in the Polaris Venture Capital Fund III L.P. which is a limited partnership registered in Israel. Within the framework of its commitment Koor is supposed to invest up to $35 million in the fund, and will be entitled to a permanent representative on the committee advising the fund. This investment is part of Koor's activities to expand its investments in technological companies with high growth potential.

          3) On 15 March 2000, agreement was signed by Tadiran and the Electric Fuel Corporation (hereinafter: "EFC"), a public company registered in the American state of Delaware, whose shares are traded on NASDAQ. According to the agreement Tadiran will transfer all its holdings (100%) in Tadiran Batteries Ltd., to EFC, and in return EFC will issue to Tadiran 2,335,767 shares (subject to adjustments in accordance with the market share price in the period defined in the agreement). On the date of implementation of the transaction Koor will invest $10.5 million in EFC, and in return EFC will issue 613,139 shares to Koor. After completion of these issues Koor will hold, directly and indirectly, 14% of EFC's issued share capital and will have the right to appoint one director to EFC's Board of Directors. On March 14, 2000, EFC's share price was $18.125, and pursuant thereto the consideration in shares received by Tadiran for shares in Batteries equals approximately $42.3 million. Implementation of the transaction is contingent upon receipt of various approvals, including approval from the Commissioner of Restrictive Trade Practices.

     F.   BVR (1998) SYSTEMS LTD. (BVR)

          Since the beginning of 1999 Koor has acquired on NASDAQ shares in BVR at various prices. The total cost of the acquisitions amounts to $20 million.
          On 5 August, 1999 Elisra Electronic Systems Ltd. (a subsidiary of Tadiran Ltd. and wholly owned - 100% - by Koor) signed an agreement with BVR and with its shareholders, whereby Elisra purchased 1,060,000 BVR shares (part in a private placement from BVR and part by purchase from the other shareholders), at $13 per share for a total consideration of approximately $14 million. On 22 September, 1999 the transaction was closed after receipt of approvals from the various authorities and the consideration was paid. On 31 December, 1999 Koor's holdings in BVR reached approximately 28.6%.

     G.   MAKHTESHIM-AGAN

          1999 was characterised by a structural change process affecting the agro-chemical industry, which on the one hand leads to an immediate fall in prices owing to competition between the leading companies and on the other creates opportunities for a generic manufacturer building a wide product basket, which is capable of developing advanced manufacturing processes. In light of the instability afflicting the industry, the company is being compelled to confront a need for renewed internal reorganisation and examination of the unique opportunities it is facing. The new situation being experienced by the industry is leading Makhteshim-Agan to a plan to optimise the operating aspect of its activities and adjust its business units to a new environment by reducing work costs and fixed expenses and making better use of its working capital. The total cost of the program amounts to NIS 149 million (approximately NIS 96 million after deduction of deferred taxes in respect thereof). The financial statements as at 31 December, 1999 contain expenses for reorganisation, including expenses for retirement agreements presented in the Other Expenses item.

     H.   UNITED STEEL MILLS (UNITED STEEL)

          Owing to the levels of short-term and long-term credit, negotiations were conducted to reach agreement concerning the rescheduling of debts between United Steel, its shareholders and the banks granting credit to the company. On 2 March, 2000, in a meeting held between Koor and representatives of Bank Hapoalim B.M. and Bank Leumi le-Israel B.M. as part of the negotiations conducted by Koor to reschedule the debts of United Steel to the banks, it transpired that the parties are unable to reach an arrangement with the banks in respect of rescheduling, including the arrangement which had been proposed in the past.
          In light of the above-mentioned, a provision of NIS 102 million - which is included in the Other Expenses items - was made in Koor's financial statements to write off the value of the investment in United Steel and all its debts to Koor and its subsidiaries. Since Koor is not guaranteeing United Steel's third party debts, in the opinion of Koor and its legal advisers, Koor will not be obligated in the future to bear any financial cost whatsoever for debts, beyond said provisions. Koor does not intend to cover past debts and the capital deficit in realisation values, if any.

          On 16 March, 2000 United Steel and its subsidiaries applied to the Haifa District Court for a stay of proceedings pursuant to
          Section 350 of the Companies Law - 1999, and for the appointment of a trustee. The application was lodged by the applicants only, with the consent of some of the secured creditors. On the same date an order was given for a stay of proceedings against the applicants, and each one of them, for 90 days, thus rendering it impossible to continue or initiate any legal proceedings against the applicants unless with the approval of the court in order to formulate a comprehensive recovery plan and creditor arrangement proposal which will be submitted to the court within 45 days. Koor consents to the stay of proceedings and is ready to grant a new loan to the special management of up to a maximum of NIS 15 million so that the United Steel can continue operating.
          Each new loan granted to the applicants during the stay of proceedings at the request of the trustee, including loans granted by Koor, will receive preferential status over all the company's creditors, including secured creditors, and the loans will be repaid only from the considerations received by the trustee while it is operating the plant, and will be paid before any other payment within the framework of the creditor arrangement.

     I.   SHERATON- MORIAH (ISRAEL) HOTELS

          1) On 27 January, 1999 Koor won a tender for the purchase of Moriah Hotels Ltd. jointly by the Koor Group (75%) and Sheraton International (25%).
             On 12 April, 1999 the transaction was closed at a value of approximately $81.5 million for the entire chain (before distribution of a dividend).

          2) On 11 May, 1999 a memorandum of understanding was signed by Koor and Hapoalim Assets (Shares) Ltd., a wholly-owned subsidiary of Bank Hapoalim B.M., whereby Hapoalim Assets (Shares) Ltd. will purchase from Koor 20% of the issued and paid up capital of Moriah Hotels Ltd.
             On 11 October, 1999 the transaction for the sale of 20% of the issued and paid up capital of Sheraton Moriah (Israel) Ltd. (formerly Moriah Hotels Ltd.) from Koor to Hapoalim Assets (Shares) Ltd. was concluded. The shares were transferred against payment of $13 million (after distribution of a dividend) which was paid to Koor by Hapoalim Assets.
             After completion of the transaction, the shareholders of Sheraton Moriah (Israel) Ltd. are these: Koor - 55%, Sheraton International Group - 25%, and Hapoalim Assets (Shares) Ltd. - 20%.
             No capital gain was recorded in the financial statements of Koor in respect of this transaction.

          3) In December 1999 all the hotels owned by Koor were transferred to Sheraton Moriah. Koor recorded other expenses of NIS 38 million for a write-off of the value of hotels.

          4) On 10 May, 1999 Moriah Hotels Ltd. signed an agreement for the sale of the Moriah Plaza Jerusalem Hotel to Dan Hotels Ltd. in consideration of approximately $27 million. No capital gain was recorded from this transaction in Koor's financial statements.

          5) Moriah Hotels Ltd. is in the process of preparing a prospectus for a public offering on the Tel Aviv Stock Exchange.

     J.   DIVESTITURES

          As part of the strategy of focusing on the areas of operation which are the core business, Koor divested itself of the following holdings:

          1) Subsidiaries and affiliated companies of Telrad Holdings Ltd.

             During the reported period, all of the holdings of Telrad Holdings Ltd. in a number of its subsidiaries and affiliated companies were sold, in consideration of approximately NIS 20 million. The capital gain accruing to Koor for these sales is approximately NIS 16 million.

          2) Koor Finance (Koor Capital Markets and Netivot Pension)

             On 3 March, 1999 an agreement was signed with Menorah Holdings and B. Gaon Holdings Ltd. for the sale of most of Koor's shares in Koor Finance Ltd., which controls, among others, Koor Capital Markets and Netivot Pension.
             Under the agreement, Koor sold to the buyers 80% of its rights in Koor Finance (share capital and capital note). On 31 May, 1999 the transaction was closed after receipt of the approvals of the various authorities and payment of the consideration, which amounted to approximately NIS 44 million. The capital gain is approximately NIS 10 million. Koor and the buyers granted each other put and call options for purchase of the balance of Koor's holdings and rights in Koor Finance. The put option is valid starting from the end of one year from the date of signing the agreement until the elapse of two years from signing the agreement, while the call option is for a period of 90 days after expiry of the put option.
             Consideration of the exercise for Koor was set at NIS 12 million, linked to the dollar and bearing interest. In March 2000 Koor announced its intention to exercise the put option.
             A capital gain of NIS 2 million is expected to accrue to Koor as a result.

          3) Contahal

             On 8 March, 1999 an agreement was signed whereunder Tadiran will sell all of the Contahal shares held by Tadiran and by its wholly-owned subsidiary, which are 86.9% of Contahal's shares. The consideration is approximately NIS 96 million. Capital gain to Koor from this sale amounts to NIS 45 million. The transaction was closed on 13 May, 1999, the shares were transferred and the consideration received.

          4) Merhav

             On 13 April 1999 an agreement was signed for the sale of all of the holdings (76.37%) of Koor Investments Ltd. (a wholly-owned Koor company) in Merhav Building Materials and Ceramics Center Ltd. to L. M. Lipsky Ltd.
             The agreement stipulates, inter alia, that L. M. Lipsky Ltd. will buy from Koor the capital note issued by Merhav in Koor's favour in the amount of approximately NIS 3.6 million, and will release Koor from its guarantees in favour of Merhav and its subsidiaries.
             The agreement was implemented on 21 June, 1999, the shares were transferred and the consideration paid, after fulfillment of all the conditions stipulated therefor between the parties. The total consideration (including the capital note) amounts to approximately NIS 35 million. The pre-tax capital gain to Koor from this sale is approximately NIS 6.6 million.

          5) Switching Division of Tadiran Telecommunications

             During the year, Tadiran sold most of the assets and liabilities of the Switching Division in consideration of $24 million. Neither profit nor loss was recorded in the financial statements as a result of the transaction.

          6) Tekem

             On 16 May, 1999 Tadiran Ltd. signed an agreement of principles for the sale of all of its holdings (87.4%) in Advanced Technologies Ltd. (ATL) to Ness Technologies. On 29 July, 1999 the transaction was closed, the shares were transferred and the consideration received. The consideration amounts to NIS 263 million. The capital gain (before tax) to Koor amounts to NIS 142 million.

          7) Tadiran Information Systems Ltd. (TIS)

             On 10 June, 1999 an agreement was signed by Tadiran for the sale of all of its holdings (49%) in TIS to IBM Israel Ltd., which prior to the agreement had held 51% of TIS. The consideration (including a dividend) amounted to approximately NIS 105 million, and the capital gain to Koor (before taxes) amounts to NIS 57 million.

          8) Tadiran Com.

             On 11 June, 1999, agreement in principle was reached between Tadiran and Shamrock Group together with a third party, for sale of all of Tadiran's holdings in Tadiran Com. Ltd. On 10 November, 1999 an agreement was signed with the buyers for the sale of all Tadiran's holdings in Tadiran Com. Additional agreements were signed together with the sale agreement. Since all the necessary approvals had been received prior to signature, the transaction was closed there and then, the shares were transferred and the consideration paid. The consideration (including dividend) amounts to approximately NIS 616 million. The (pre-tax) capital gain to Koor amounts to NIS 317 million.

          9) Koor Metals Ltd.

             On 11 July, 1999 an agreement was signed for the sale of all of Koor's holdings in Koor Metals Ltd. to Accord Technologies Holdings (1999) Ltd., in consideration of NIS 11 million, and the release of Koor from its guarantees in favour of Koor Metals and its subsidiaries to banks and third parties in consideration of NIS 34 million.
             The transaction was closed on 4 August, 1999, the shares transferred and the consideration received, and Koor was released from its guarantees.
             After deductions of provisions for a decline in value which were included in respect of this investment, no capital gain accrued from this transaction.

         10) Phoenicia

             On 28 July, 1999 an agreement was signed for the sale of all of Koor's holdings (about 75%) in Phoenicia Glass Works Ltd. in consideration of NIS 6 million and the release of Koor from its guarantees in favour of Phoenicia towards third parties of approximately NIS 36 million.
             The transaction was closed on 20 October, 1999, the shares transferred and the consideration received, and Koor was released from its guarantees.
             The capital gain, after the cancellation of the provisions for a decline in value which had been previously recorded, amounted to NIS 29 million.

         11) Yonah Fishing & Industry Ltd. (Yonah)

             On 21 July, 1999 an agreement was finalised for the sale of Koor's holdings in Yonah and its subsidiary. Under the agreement, Koor will be released from guarantees it gave in respect of Yonah to banking institutions and other parties in a total amount of approximately NIS 55 million. The transaction was closed in September 1999 and the shares were transferred.
             After deduction of provisions of NIS 9 million which had been included in respect of the investment, no capital gain or loss was recorded from the transaction.

         12) Tadiran Batteries

             In August 1999, Tadiran signed an agreement for the sale of all of its holdings (100%) in Tadiran Batteries Ltd. in consideration of approximately $19.5 million. Since all the required approvals were not received by the date determined by the parties, the agreement was cancelled. On 15 March, 2000 an agreement was signed by Tadiran for the transfer of its holdings in Tadiran Batteries. See 2E(3) above.

         13) Tadiran Appliances

             On 26 October, 1999 Tadiran Ltd. signed a memorandum of principles for the sale of all its holdings (56.6%) in Tadiran Appliances Ltd. to Nehushtan Investments Ltd. On 30 December, 1999 the final contract was signed with Nehushtan. Closing of the transaction is contingent upon the receipt of certain approvals, including approval from the Commissioner of Restrictive Trade Practices. The consideration determined in the final contract amounts to NIS 132.7 million. The capital loss to Koor amounts to approximately NIS 13 million and was recorded in 1999.

         14) Tadiran Telematics Ltd.

             On 25 November, 1999 an agreement was signed whereby Tadiran Ltd. will sell all its holdings (100%) in its subsidiary Tadiran Telematics Ltd. The consideration amounts to $8.5 million, including a dividend of $1 million. The capital loss to Koor of NIS 7.5 million was recorded in the fourth quarter of 1999. The agreement was implemented on 15 February, 2000.

         15) Mashav

             On 5 December, 1999 an agreement was signed by Koor and Clal Industries and Investments Ltd. whereby Koor will sell to Clal all its holdings in Mashav Initiation and Development Ltd. This agreement replaces a previous agreement between Koor and Clal concerning Mashav.
             The consideration to Koor amounts to $216 million. In addition Koor will receive 47.5% of the share capital of Mashael Alumina Industries Ltd. (a subsidiary of Mashav which develops an alumina (aluminium extract) manufacturing process). Before implementation of the transaction Mashav distributed a dividend of $168 million to Koor and Clal which was divided equally.
             The transaction was concluded on 6 January, 2000. The expected net profit (after deferred taxes) to Koor for this transaction amounts to NIS 228 million and will be recorded in the first quarter of 2000.

         16) Merkavim

             On 7 December, 1999 an agreement was signed by Koor and Mayer Automobiles and Trucks Ltd. to sell all Koor's holdings (51%) in Merkavim Metal Enterprises Ltd. for NIS 17.5 million. The expected capital gain for Koor for this transaction amounts to NIS 4 million and will be recorded in the first quarter of 2000. The transaction was concluded on January 2000.

         17) Middle East Tubes

             On 23 December, 1999 an agreement was signed by a company from the Gaon Holdings Group and 3A Investment in Industry Ltd. for the sale of all Koor's holdings (76%) in Middle East Tubes Ltd. The consideration amounted to NIS 84 million. The capital loss to Koor for this transaction amounted to approximately NIS 8 million and it was recorded in the fourth quarter of 1999.

         18) Q Group

             On 18 January, 2000 Koor Industries announced that following completion of the offer to purchase the holdings of various shareholders in Q Group PLC, in which Koor, by means of Koor Multimedia Ltd. (a fully owned subsidiary of Koor) holds 23%, Koor is selling its holdings in the Q Group for approximately NIS 42 million. The expected capital gain to Koor from this sale (before tax) amounts to NIS 30 million.

     K.   HOLDINGS OF THE SHAREHOLDERS

          1) On September 8, 1999 an agreement was made by Claridge Israel LLC (a member of the Claridge Group, an interested party in Koor) and Bank Leumi le-Israel B.M. (an interested party in Koor holding 5.56% of its issued share capital), which brought about a change in their holdings in Koor.
             Under the agreement Bank Leumi sold all its holdings in Koor (5.56%) as follows: 3.77% to Claridge Group and 1.79% to Poalim Investments Ltd. The sale was made at $90.652 per share, subject to adjustments as set forth in the agreement. The shares were transferred and the consideration paid on 4 January, 2000.
             Upon conclusion of the transaction Bank Leumi was no longer an interested party in Koor.

          2) On 28 September, 1999 an agreement was reached between Claridge Group and a wholly owned subsidiary of Israel Corporation Ltd., which brought about a change in the holdings of Claridge Group in Koor.
             It was agreed that Claridge Group will sell to the Israel Corporation 295,402 ordinary shares of Koor ( 1.78% of Koor's issued share capital) at $90.652 per share, subject to agreed adjustments.
             Transfer of the shares and payment of the consideration were completed on 4 January, 2000.

          3) On 1 November, 1999 Bank Hapoalim notified Claridge Group of exercise of the put option granted to it under the agreement which was signed on 12 July, 1998 between Claridge Group and Bank Hapoalim B.M. in the name of Hapoalim Assets (Shares) Ltd. Under the notice of exercise, Bank Hapoalim sold to Claridge Group 364,038 ordinary shares of Koor at $142.50 per share. Transfer of the shares to Claridge Group was completed on 29 December, 1999.

          4) The holdings of Koor ordinary shares are these:

                                                           FOLLOWING COMPLETION
                                               31.12.99   OF ABOVE TRANSACTIONS
                                               ---------  ---------------------
                                                     NUMBER OF SHARES
                                               --------------------------------
             Claridge Group                     5,061,349        5,389,573
             Hapoalim Assets (Shares) Ltd.      3,180,279        3,180,279
             Bank Leumi le-Israel B.M.            919,028               -
             Telrad Holdings Ltd. and
               Koor Investments Ltd.              170,436          170,436
             The public                         6,570,315        7,161,119
                                               ----------       ----------
                                               15,901,407       15,901,407
                                               ==========       ==========

     L.   DIVIDEND

          Below are details of the dividend in accordance with resolutions of Koor's Board of Directors:

                                                           SHARE AMOUNT IN
          RESOLUTION     PAYMENT                           ---------------
             DATE         DATE           DESCRIPTION         NOMINAL NIS
          ----------     -------         -----------       ---------------
           20.12.98      27.1.99     (*) Interim for 1998        5.42
           24.5.99       28.6.99         Interim for 1999        3.60
           24.11.99      11.1.00         Interim for 1999        2.70
           24.2.00       10.4.00         Interim for 1999        7.80

         (*)  Final dividend for 1998                           13.50


     M.   THE BOARD OF DIRECTORS AND ITS COMMITTEES

          In 1999 the Board of Directors and its committees met as follows:

          Plenary session                 7
          Audit Committee                 3
          Compensation Committee          4
          Executive Committee             6


3.   FINANCIAL CONDITION

     SHAREHOLDERS' EQUITY as at 31 December, 1999 amounted to approximately NIS 4,385 million ($1,056 million) and constitutes 25.2% of the balance sheet, compared with NIS 4,076 million which were 22.9% of the balance sheet as at the end of 1998.

     MINORITY RIGHTS in subsidiaries which were consolidated as at 31 December, 1999 amount to NIS 1,320 million, compared with NIS 1,634 million at 31 December, 1998. The decline in this item derives mainly from purchase of the minority rights in Tadiran as a result of the purchase offer of Tadiran shares by Koor, in Makhteshim as a result of the purchase of shares of Makhteshim by its consolidated company, and from termination of the consolidation of Tadiran Telecommunications. The decline was partly offset by a growth in the minority rights as the result of consolidation for the first time of Moriah Hotels since the beginning of the second quarter of 1999.

     CURRENT ASSETS as at 31 December, 1999, amount to NIS 7,919 million, which are 45.6% of the balance sheet, compared with NIS 10,202 million which were 57.4% of the balance sheet on 31 December, 1998. The decrease in current assets derives mainly from termination of the consolidation of Tadiran Telecommunications as of 1 January, 1999 and of additional companies, primarily Tadiran Com. and Tekem, a holding which was realised during the reported year. The decrease in current assets was offset by a growth in cash and cash equivalents and short-term deposits primarily in Koor - the parent company - as a result of the considerations received from realisation of the companies, and in Telrad, less a decline in cash in Makhteshim for financing the purchase of Company shares by its consolidated company. The decline in customer balances, which derives mainly from termination of the consolidation of Tadiran Telecommunications and other companies in which holdings were divested during the reported period, was partly offset by the increase in customer balances, mainly in Telrad and Makhteshim-Agan. The decline in inventory derives mainly from termination of the consolidation of the companies in which holdings were divested and from a decline in inventory, mainly in Telrad and Makhteshim-Agan.

     INVESTMENTS IN AFFILIATED COMPANIES as at 31 December, 1999 amount to NIS 3,496 million, compared with NIS 1,623 million at the end of 1998. The increase is largely the result of the investment in ECI after completion of the merger of ECI and Tadiran Telecommunications, and exercise of the call option from Clal Electronics Industries, and from investment in BVR by Koor and Elisra.

     FIXED ASSETS on the date of the balance sheet amount to NIS 4,571 million, which are 26.3% of the balance sheet compared with NIS 4,516 million which were 25.4% of the balance sheet at 31 December, 1998. The decrease in fixed assets derives mostly from termination of consolidation of Tadiran Telecommunications and other companies, the holding in which was sold during the year, which was partly offset by an increase in fixed assets deriving from the consolidation of the Radisson-Moriah hotel chain from the beginning of the second quarter of 1999.

     INTANGIBLE ASSETS AND DEFERRED CHARGES as at 31 December, 1999 amount to NIS 627 million, compared with NIS 862 million at 31 December, 1998. The decline in this item derives mainly from goodwill assigned to Tadiran Telecommunications which is included as at the balance sheet date in investments in affiliated companies after completion of the merger.

     LONG-TERM FINANCIAL LIABILITIES amount to NIS 4,070 million and are 23.4% of the balance sheet, compared with NIS 4,696 million which were 26.4% of the balance sheet at 31 December, 1998.

     TOTAL FINANCIAL LIABILITIES as at 31 December, 1999 are NIS 7,629 million - 43.9% of the balance sheet, compared with NIS 7,427 million
     - 41.8% of the balance sheet at 31 December, 1998. The growth in the total amount of this item stems from the growth in short-term credit from banking and other corporations, mainly in Koor - the parent company - in Tadiran, Mashav and United Steel. The growth in the total amount of financial liabilities was partly offset by termination of the consolidation of Tadiran Telecommunications - NIS 760 million in short-term credit and NIS 20 million in long-term liabilities. Long-term liabilities net, declined mainly at Koor - the parent company.

     CURRENCY EXPOSURE of Koor as at 31 December, 1999 is reflected in a surplus of NIS 3,521 million in financial liabilities over financial assets denominated in or linked to foreign currency, compared with NIS 2,628 million at 31 December, 1998. Surplus financial liabilities over financial assets linked to the CPI as at the balance sheet date amount to NIS 501 million, compared with NIS 867 million at 31 December, 1998.

4.   RESULTS OF OPERATIONS

     Koor's policy of investing in affiliated companies included in Koor's financial statements on the equity basis on the one hand, (ECI) and realising holdings in companies which are not synergetic with Koor's core business and are consolidated in Koor's financial statements until realisation on the other, significantly reduces revenues and, pursuant thereto, the gross profit and operating profit in Koor's consolidated statements.

     A.   1999 COMPARED WITH 1998
          -----------------------

                                                              CONSOLIDATED STATEMENT OF OPERATIONS
                                                              ------------------------------------
                                                                     (NIS MILLIONS ADJUSTED)
                                                                     -----------------------
                                                                                                THE CHANGE
                                                        1999          %       1998         %          %
                                                      ------     ------     ------    ------     ------
     Sales                                            10,675      100.0     12,792     100.0      (16.5)
     Cost of sales                                     8,130       76.2      9,867      77.1      (17.6)
                                                      ------     ------     ------    ------     ------
     Gross profit                                      2,545       23.8      2,925      22.9      (13.0)
     Selling expenses                                    978        9.2      1,202       9.4      (18.6)
     General & administrative expenses                   729        6.8      1,011       7.9      (27.9)
                                                      ------     ------     ------    ------     ------
     Operating profit                                    838        7.8        712       5.6       17.7
     Finance expenses                                    358        3.3        251       2.0       42.6
                                                      ------     ------     ------    ------     ------
                                                         480        4.5        461       3.6        4.1
     Other income (expenses), net                        107        1.0        (71)     (0.6)
                                                      ------     ------     ------    ------     ------
     Income before taxes on income                       587        5.5        390       3.0       50.5
     Taxes on income                                     162        1.5        234       1.8      (30.8)
                                                      ------     ------     ------    ------     ------
                                                         425        4.0        156       1.2      172.4
     Equity in results of affiliates, net                122        1.1         62       0.5       96.8
                                                      ------     ------     ------    ------     ------
     Profit before minority interest                     547        5.1        218       1.7      150.9
     Minority interest                                    (2)       0          240       1.9
                                                      ------     ------     ------    ------     ------
     Net profit (loss) from continuing operations        549        5.1        (22)     (0.2)
     Result of discontinued operations, net                -        -           69       0.6
                                                      ------     ------     ------    ------     ------
     Net income for the year                             549        5.1         47       0.4    1,068.1
                                                      ======     ======     ======    =======   =======

     SALES in 1999 amounted to NIS 10,675 in comparison with sales of NIS 12,792 million in 1998. The decline in sales in 1999 reached 16.5% of the sales. In the framework of the industrial operation sales amounted in 1999 to NIS 9,017 million in comparison with sales of NIS 11,223 million in 1998.

     Following is a breakdown of sales in 1999 as compared with sales in 1998 by the principal segments of operation:

                                                      1999                 1998          THE CHANGE
                                               ----------------     ---------------      -----------------
     THE SEGMENT                               NIS                  NIS                  NIS
     -----------                               MILLIONS   %         MILLIONS   %         MILLIONS   %
                                               --------   -----     --------   -----     --------   ------
     Telecommunications                         2,200      20.6      3,419      26.7     (1,219)    (35.7)
     Defence electronics                        1,333      12.5      1,573      12.3       (240)    (15.3)
     Agro-chemicals and other chemicals         3,541      33.2      3,377      26.4        164       4.9
     Building and infrastructure materials      1,446      13.5      1,645      12.9       (199)    (12.1)
     Others                                     2,155      20.2      2,778      21.7       (623)    (22.4)
                                               ------     -----     ------     -----      ------    ------
     Total                                     10,675     100.0     12,792     100.0      (2,117)   (16.5)


     Following are the main companies which increased their sales in 1999 compared with 1998:

     Telrad NIS 484 million (33.4%) as a result of the considerable growth in supplies to Nortel.

     Makhteshim-Agan   NIS 164 million (4.9%) ($52 million - 6.4% in
                       dollar terms) from an expansion of operations and acquisition of holdings in Latin America during the previous year.

     Tadiran NIS 73 million (3.6%), ($25 million dollars - 5.2% in dollar terms) mainly in Elisra.

     In addition, the increase in sales in 1999, which amounted to NIS 142 million, was due to the consolidation for the first time of Moriah Hotels starting from the beginning of the second quarter of 1999.

     In contrast there was a decline in the sales of a number of companies in 1999 compared with 1998, as follows:

     Mashav NIS 151 million (7.9%) mainly as a result of the erosion in selling prices and slowdown in the construction industry.

     Middle East Tubes NIS 45 million (18.7%) as a result of the quantitative decline caused by the continuing slowdown in the scope of investment in water and sewage infrastructure and a decline in construction and in selling prices.

     THE DECLINE DERIVING FROM SALES OF COMPANIES WHICH HAD PREVIOUSLY BEEN CONSOLIDATED amounts to NIS 2,931 (of which Tadiran Telecommunications was NIS 1,717). In the reported year the sales of Tadiran Telecommunications, Soltam, Pri Hagalil, Hod Lavan, Shallon, Hornet, Secutech, and others in which holdings were sold during last year, were not included. Sales of Koor Metals, Yonah, Merhav, Phoenicia, Tekem, Contahal, Tadiran Com. and others in which holdings were sold during the year were included in part of the reported period.

     The results of 1999 are characterised by an increase of 7.1% in export and industrial international operations in dollar terms. Following are data of export and international operations in 1998 and 1999 in millions of American dollars:

                                             1999       1998      INCREASE (DECREASE)
                                            ------     ------     -------------------
                                               $          $           $         %
                                            ------     ------      -----     ------
     Tadiran (not including companies in
        which holdings were realised)          263        289        (26)     (9.0)
     Makhteshim - Agan                         703        662         41       6.2
     Telrad                                    308        238         70      29.4
                                            ------     ------      -----     ------
     Total without companies in which
        holdings were realised               1,274      1,189         85       7.1
     Others (including companies in
        which holdings were realised)           70        391*
                                            ------     ------

                                             1,344      1,580
                                            ======     ======

     * of which - Tadiran Telecommunications - $262 million.


     COST OF SALES IN 1999 amounted to NIS 8,130 million compared with NIS 9,867 million in 1998, and was 17.6% lower than in 1998.

     COSTS OF RESEARCH AND DEVELOPMENT, NET, after deduction of participation amounted in 1999 to NIS 428 million as compared with NIS 528 million in 1998, of this NIS 183 million in Tadiran
     Telecommunications represents 4.0% of 1999 sales as compared with 4.1% of sales in 1998. Most of the research and development costs derive from TADIRAN - NIS 147 million, TELRAD - NIS 206 million, and MAKHTESHIM-AGAN - NIS 75 million.

     GROSS PROFIT in 1999 amounted to NIS 2,545 million, which are 13.0% less than the gross profit of NIS 2,925 million in 1998. In 1999 gross profit reached 23.8% of sales which is higher than the gross profit of 22.9% in 1998. The NIS 380 million decline in the absolute figure of gross profit in 1999 is due to the termination of consolidation of Tadiran Telecommunications from the beginning of 1999 - NIS 463 million and of other companies in which holdings were sold - NIS 316 million. In contrast, gross profit increased in 1999 compared with the corresponding period in 1998, mainly in Telrad, in United Steel and Middle East Tubes. In Tadiran gross profit declined mainly in Tadiran Electronic Systems as a result of the inclusion of additional provisions for employee retirement arrangements in 1999.

     SELLING EXPENSES in 1999 amounted to NIS 978 million, 18.6% less than the selling expenses of NIS 1,202 million in 1998. The principal factor in the decline of the selling expenses is the termination of the consolidation of those companies which were consolidated in the past - NIS 269 million (of which, Tadiran Telecommunications NIS 176 million). In contrast there was an increase in selling expenses in 1999 in comparison with the corresponding period in the previous year in Telrad as a result of significant increase in operations.

     GENERAL AND ADMINISTRATIVE EXPENSES in 1999 amounted to NIS 729 million, in comparison with NIS 1,011 million in 1998. The decline in general and administrative expenses in 1999 in comparison with the corresponding period in 1998 occurred mainly at Koor - the parent company, following the downsizing of headquarters and the inclusion of additional provisions for employee retirement arrangements in 1998, at Mashav, at Middle East Tubes and at United Steel following adjustment of expenses to the level of operations. The decline derived from the administrative expenses of Tadiran Telecommunications amounting to NIS 111 million and other companies which had previously been consolidated
     - NIS 98 million.

     OPERATING PROFIT in 1999 amounted to NIS 838 million, an increase of 17.7% over the operating profit of NIS 712 million in 1998.

     THE BREAKDOWN OF OPERATING PROFIT in 1999 compared with 1998 by main segments of operations is as follows:

                                                     1999                1998               THE CHANGE
                                              ----------------     ----------------      ----------------
     THE SEGMENT                              NS                   NIS                   NIS
     -----------                              MILLIONS   %         MILLIONS   %          MILLIONS   %
                                              --------   -----     --------   -----      --------   -----
     Telecommunications                         261       27.7        47        5.3        214      455.3
     Defence electronics                         69        7.3       168       19.1        (99)     (58.9)
     Agro-chemicals and other chemicals         390       41.4       428       48.7        (38)      (8.9)
     Building materials and infrastructure      127       13.5        76        8.7         51       67.1
     Others                                      95       10.1       160       18.2        (65)     (40.6)
                                              -----      -----     -----      -----       -----     -----
     Total*                                     942      100.0       879      100.0         63        7.2

     * Before deduction of joint general expenses


     The increase in operating profit stems mainly from a significant improvement in the operating profit of Telrad and also of Mashav, United Steel and Middle East Tubes. The increase in operating profit was partially offset by termination of the consolidation of Tadiran Telecommunications - NIS 176 million and of other companies which had previously been consolidated - NIS 105 million and by a decline in the operating profit of Tadiran (mainly in Tadiran Electronic Systems, TMN and Telematics) and in Makhteshim-Agan.

     FINANCING EXPENSES, NET in 1999 amounted to NIS 358 million compared with NIS 251 million in 1998. For comparison purposes it is necessary to take into account the fact that in 1999 there was a real appreciation, in other words, the shekel appreciated in relation to the American dollar vis-a-vis a 1.5% increase in the CPI whereas in 1998 there was a real devaluation of 7.7%. The increase in financing expenses occurred mainly in Koor - the parent company - as a result of an increase in total financial liabilities, net for financing the purchase of ECI and Tadiran shares, mainly during the previous year, in Makhteshim-Agan as a result of translation differences between the Brazilian currency (the real) and the dollar, which derived from the sharp devaluation of the Brazilian currency in the first quarter of 1999, in Telrad and in Mashav. In Tadiran there was a decline in financing expenses as a result of the real appreciation in contrast to a real devaluation in the previous year.

     OTHER INCOME NET in 1999 amounted to NIS 107 million, compared with OTHER INCOME, NET of NIS 71 million in 1998. This item consists mainly of capital gains of NIS 642 million from divesting holdings in Tadiran Com., Tekem, Tadiran Information Systems, Contahal, in subsidiaries and affiliated companies of Telrad Holdings Ltd. (primarily ISDN -
     NET), Phoenicia, and Merhav, compared with NIS 434 million in the corresponding period of 1998 from divesting holdings in Gvanim, Soltam, Home Center, Tambour and Wireless Communications at Tadiran. The other expenses in this item are mainly a provision owing to the uncertainty in Brazil - NIS 53 million at Makhteshim-Agan, NIS 49 million in amortisation of goodwill compared with NIS 27 million in the corresponding period in 1998, and NIS 206 million for supplementary severance pay, mainly in Makhteshim and Telrad, compared with NIS 269 million in 1998. The item also includes other expenses of NIS 266 million for a decline of asset value, particularly United Steel, Hotels, Scopus and Tadiran Batteries and Tadiran Appliances due to an anticipated loss from divestiture, and in Makhteshim-Agan due to a reorganisation program compared with NIS 232 million in 1998.

     PROFIT BEFORE INCOME TAX in 1999 amounted to NIS 587 million, compared with NIS 390 million in 1998.

     INCOME TAX in 1999 amounts to NIS 162 million, compared with NIS 234 million in 1998. The decline in income tax derives from the fact that in 1999, the utilisation of capital losses and part of the operating losses transferred for income tax purposes became anticipated, and Koor accordingly recorded a tax asset of NIS 129 million against recorded tax income. The decline in income tax also applies largely to Makhteshim-Agan as a result of tax saved on translation differences between the Brazilian currency and the dollar and from a relative improvement in the contribution of subsidiaries whose tax rate is lower than the average of all the Makhteshim-Agan companies, and as a result of a decline in profit, and in Tadiran as a result of a decline in pre-tax profit. In contrast income tax increased, mainly in Telrad as a result of a significant increase in pre-tax profit. In addition, the amount of income tax increased as a result of taxes on capital gains mainly from the realisation of Tadiran Com. and Tadiran Information Systems amounting to NIS 190 million compared with NIS 95 from the realisation of Gvanim in the previous year. Moreover Koor received final income tax assessments for the 1992-1998 tax years on the basis of which after the balance sheet date it paid approximately NIS 28 million for these tax years. This amount is included in the tax expenses for previous years. This enabled the release of deferred taxes of NIS 35 million which was recorded in tax income.

     EQUITY OF KOOR GROUP IN THE PROFITS OF AFFILIATES in 1999 amounted to NIS 122 million, compared with NIS 62 million in 1998. This item consists mainly of Koor's equity in the net profits of ECI - NIS 144 million compared with NIS 49 million in 1998, and Koor's equity in the profits of the affiliated companies of Tadiran, Knafayim and Balton C.P. less Koor's equity in the losses of BVR Systems, Herod's Hotel and Ba-Li Travel.

     MINORITY INTEREST in the losses of consolidated subsidiaries amounted in 1999 to NIS 2 million, compared with NIS 240 million of minority interest in the profits of consolidated subsidiaries in 1998. The decrease in this item occurred mainly in the minority interest in the profits of Tadiran as a result of the purchase offer for Tadiran shares by Koor and termination of the consolidation of Tadiran Telecommunications, and in the minority interest in the profits of Makhteshim-Agan as a result of lower profits.

     PROFIT FROM CONTINUED OPERATIONS IN 1999 AMOUNTED TO NIS 549 MILLION, compared with a loss from continued operations of NIS 22 million in 1998.

     RESULTS OF DISCONTINUED OPERATIONS, net, in 1998 amounted to NIS 69 million.

     NET PROFIT IN 1999 AMOUNTED TO NIS 549 MILLION, compared with NIS 47 million in 1998.

B.   ANALYSIS OF RESULTS BY SEGMENTS OF OPERATION

     (1)  TELECOMMUNICATIONS

          The telecommunications segment in 1999 consisted mainly of Telrad, in contrast to 1998 when two principal companies were included in this segment - Tadiran Telecommunications and Telrad. The investment in ECI as at the balance sheet date of NIS 3.1 billion is included on the equity basis.

          SALES from this segment in 1999 amounted to NIS 2,200 million compared with NIS 3,419 million in 1998; a decline of 35.7%. A decline in sales amounting to NIS 1,717 million stems from termination of the consolidation of Tadiran Telecommunications from the beginning of 1999 which had been included in this segment in 1998.

          TELRAD increased its sales by NIS 484 million mainly as a result of the increase in supplies to Nortel. Telrad's exports in 1999 amounted to $308 million which is higher by 29.4% than 1998's export figure of $238 million. Sales to Nortel constitute a substantial part of sales in the telecommunication segment. Sales to Nortel in 1999 reached NIS 836 million - 38.0% of the sales in the segment compared with NIS 533 million - 15.6% in 1998 (see 2D(2) above).

          THE OPERATING PROFIT of the segment in 1999 amounted to NIS 261 million compared with NIS 47 million in 1998; an increase of 455.3%. R&D expenses, net which were intended for the development of civilian communications, and wireless communications products designated for export in TELRAD amounted to NIS 206 million compared with NIS 124 million in the previous year.

          INVESTMENTS IN FIXED ASSETS of the segment amounted in 1999 to NIS 67 million compared with NIS 208 million in the previous year.

     (2)  DEFENCE ELECTRONICS

          The principal companies in this segment are Elisra, Tadiran Electronic Systems and Spectralink. In addition, in 1998 and in the first three quarter of 1999 this segment included Tadiran Com. SALES of the segment in 1999 amounted to NIS 1,333 million compared with NIS 1,573 million in 1998; a decrease of 15.3%. The decrease of sales in this segment derives from the termination of the consolidation of Tadiran Com. in the fourth quarter of 1999 and from a decrease in sales of Systems. In contrast there was an increase in sales of Elisra.

          THE OPERATING PROFIT of the segment in 1999 amounted to NIS 69 million compared with NIS 168 million in 1998, a decline of 58.9%. The decline in operating profit of the segment stems from the termination of the consolidation of Tadiran Com. at the beginning of the fourth quarter of 1999 and from a decline in the operating profit of Systems. In contrast there was an increase in the operating profit of Elisra.

          INVESTMENTS in the fixed assets segment in 1999 amounted to NIS 43 million compared with NIS 68 million in 1998.

     (3)  AGRO-CHEMICALS AND OTHER CHEMICALS

          The principal companies in this segment are MAKHTESHIM
          (pesticides) and AGAN (herbicides and aroma chemicals). 1999 was characterised by a structural change process which had a substantial effect on the agro-chemicals segment (see 3 G above).

          SALES of the segment in 1999 amounted to NIS 3,541 million compared with NIS 3,377 million in 1998; an increase of 4.9%.

          EXPORT AND INTERNATIONAL OPERATIONS of the segment in 1999 amounted to $703 million compared with $662 million in 1998; an increase of 6.2% The principal overseas target markets in 1999 were Latin America (39.5%), Europe (29.0%) and North America (17.6%). A substantial part of the increase in sales in Latin America stemmed from the inclusion of the operations of the new companies which had been acquired in the course of the previous year.

          The segment's OPERATING PROFIT in 1999 amounted to NIS 390 million compared with NIS 428 million in 1998; a decline of 8.9%.

          In 1999 INVESTMENTS in the FIXED ASSETS segment and in the licensing of products amounted to NIS 278 million compared with NIS 341 million in 1998. The investments were applied to the construction and adaptation of production and process absorption installations for the production of new products, and in the ecology field to the adaptation of installations to European ecology and safety standards.

     (4)  CONSTRUCTION MATERIALS AND INFRASTRUCTURE

          The principal companies in this segment are NESHER (cement), UNITED STEEL MILLS AND MIDDLE EAST TUBES. In 1999 SALES in this segment amounted to NIS 1,446 million compared with NIS 1,645 million in 1998; a decline of 12.1%.

          The 1999 sales of MIDDLE EAST TUBES amounted to NIS 196 million compared with NIS 241 million in 1998. The decline in the sales turnover was caused primarily by an erosion in selling prices and a decline in sales volumes owing to the continued slowdown in investments in infrastructure and a decline in construction.

          The OPERATING PROFIT of the segment in 1999 amounted to NIS 127 million compared with NIS 76 million in 1998; an increase of 67.1%. The decline in the operating loss was due mainly to UNITED STEEL MILLS - NIS 38 million and MIDDLE EAST TUBES - NIS 10 million - an increase in operating profit.

          INVESTMENTS IN FIXED ASSETS in the segment amounted in 1999 to NIS 119 million compared with NIS 289 million in 1998. Most of the companies in this segment were sold after the balance sheet date.

     (5)  OTHERS

          The principal companies in the segment belong to the TOURISM, CONSUMER PRODUCTS, TRADE AND REAL ESTATE industries. In 1998 and part of 1999 this segment contained companies belonging to the software, food and metal industries.

          SALES of the segment in 1999 amounted to NIS 2,155 million compared with NIS 2,778 million in 1998; a decline of 22.4%. The reported year did not include sales of Soltam, Pri Hagalil, Hod Lavan, and others, holdings in which were sold in the course of the previous year. The sales of Koor Metals, Yonah, Tekem, Contahal and others, holdings in which were sold in the course of 1999, were included in part of the reported period.

          THE OPERATING PROFIT of the segment in 1999 amounted to NIS 95 million compared with an operating profit of NIS 160 million in 1998; a decline of 40.6%.

          INVESTMENTS IN FIXED ASSETS of the segment in 1999 amounted to NIS 199 million compared with NIS 184 million in 1998.

C.    SELECTED QUARTERLY DATA
      -----------------------

                          1999                            1998
               ---------------------------     ----------------------------
                        OPERATING   NET                  OPERATING   NET
     QUARTER   SALES    PROFIT      PROFIT     SALES     PROFIT      PROFIT
     -------   ------   ---------   ------     ------    ---------   ------
                            IN MILLIONS OF ADJUSTED NIS
     ----------------------------------------------------------------------
     1          2,670      169         47       3,072       196         44
     2          2,657      147         95       3,121       169        135
     3          2,966      332        170       3,252       192         68
     4          2,382      190        237       3,347       155       (200)
               ------    -----      ------     ------     -----      ------

               10,675      838        549      12,792       712         47
               ======    =====      ======     ======     =====      ======


                                         PERCENTAGE
                ------------------------------------------------------------
     %            %          %           %         %         %          %
     -----      -----      -----      -----      -----     -----     ------
     1           25.0       20.2        8.5       24.0      27.5       93.6
     2           24.9       17.5       17.3       24.4      23.7      287.2
     3           27.8       39.6       31.0       25.4      27.0      144.7
     4           22.3       22.7       43.2       26.2      21.8     (425.5)
                -----      -----      -----      -----     -----     ------

                100.0      100.0      100.0      100.0     100.0      100.0
                =====      =====      =====      =====     =====     ======


D.   THE 4TH QUARTER OF 1999 COMPARED WITH THE 4TH QUARTER OF 1998

                                       CONSOLIDATED STATEMENT OF INCOME
                                        (IN ADJUSTED MILLIONS OF NIS)

                                                                                            CHANGE
                                                 10-12/99      %      10-12/98      %          %
                                                 --------    -----    --------    -----     ------
     Sales                                         2,382     100.0      3,347     100.0     (28.8)
     Cost of sales                                 1,801      75.6      2,588      77.3     (30.4)
                                                   -----     -----      -----     -----     -----
     Gross profit                                    581      24.4        759      22.7     (23.5)
     Selling expenses                                227       9.5        323       9.7     (29.7)
     General and administrative expenses             164       6.9        281       8.4     (41.6)
                                                   -----     -----      -----     -----     -----
     Operating profit                                190       8.0        155       4.6      22.6
     Finance expenses                                 50       2.1        104       3.1     (51.9)
                                                   -----     -----      -----     -----     -----
                                                     140       5.9         51       1.5     174.5
     Other income (expenses), net                     79       3.3       (253)     (7.5)      -
                                                   -----     -----      -----     -----     -----
     Profit (loss) before taxes                      219       9.2       (202)     (6.0)      -
     Taxes on income                                  65       2.7        (29)     (0.8)      -
                                                   -----     -----      -----     -----     -----
                                                     154       6.5       (173)     (5.2)
     Equity in results of affiliated companies        31       1.3         19       0.6      63.2
                                                   -----     -----      -----     -----     -----
     Profit (loss) before minority interest          185       7.8       (154)     (4.6)      -
     Minority interest                               (52)     (2.2)        46       1.4       -
                                                   -----     -----      -----     -----     -----
     Net profit (loss) for the quarter               237      10.0       (200)     (6.0)      -
                                                     ===      ====       =====     =====


     THE PRINCIPAL POINTS TO BE NOTED in the results of Koor's operations in the fourth quarter of 1999 compared with the fourth quarter of 1998 are the following:

     SALES in the fourth quarter of 1999 amounted to NIS 2,382 million compared with sales of NIS 3,347 million in the corresponding quarter of the previous year; a decline of 28.8%.

     The decline stems from the sales of previously consolidated companies amounting to NIS 869 million (of which Tadiran Telecommunications - NIS 492 million). In addition the decline in sales in the fourth quarter of 1999 compared with sales in the corresponding quarter of the previous year stems from the adjustment of the sales of companies whose financial statements were adjusted on the basis of changes in the exchange rate of the dollar, while Koor's consolidated financial statements were adjusted on the basis of changes in the CPI. For comparison purposes it is necessary to take into account the fact that in the fourth quarter of 1999 there was a real appreciation of 3.5% as opposed to a real devaluation of 3.5% in the corresponding quarter of the previous year. In addition there was a decline in sales of a number of companies in the fourth quarter of 1999 compared with the corresponding quarter of 1998, mainly in Mashav and United Steel. In contrast there had been an increase in sales in the fourth quarter of 1999 compared with the corresponding quarter of the previous year, mainly in Telrad. Moreover there was an increase in sales in the reported quarter as a result of the consolidation for the first time of Moriah Hotels starting from the beginning of the second quarter of 1999.

     EXPORT and international operations in dollar terms in the fourth quarter of 1999 amounted to $337 million compared with $414 million in the corresponding quarter of the previous year. The decline stemming from the export of companies which had previously been consolidated amounts to $101 million (of which Tadiran Telecommunications - $79 million). In contrast there was an increase in export, mainly in Telrad - $31 million.

     THE GROSS PROFIT of NIS 581 million in the last quarter of 1999 is lower than the gross profit of NIS 759 million in the last quarter of 1998. In the fourth quarter of 1999 there was a decline in the absolute amount of gross profit compared with the corresponding quarter of the previous year as a result of the termination of the consolidation of Tadiran Telecommunications - NIS 166 million and of other companies in which holdings were sold - NIS 105 million. In addition there was a decline in the gross profit of Mashav and Tadiran. In contrast there was an increase in gross profit, mainly in Telrad and United Steel and Middle East Tubes.

     THE GROSS PROFIT MARGIN from sales in the last quarter of 1999 reached 24.4% compared with 22.7% in the corresponding quarter of the previous year.

     SELLING EXPENSES in the fourth quarter of 1999 amounted to NIS 227 million compared with NIS 323 million in the corresponding quarter of the previous year. The percentage of selling expenses from sales - 9.5% - is lower than that of the corresponding quarter of the previous year - 9.7%.
     A decline stemming from the selling expenses of the companies which had previously been consolidated amounts to NIS 81 million (of which Tadiran Telecommunications - NIS 56 million).

     GENERAL AND ADMINISTRATIVE EXPENSES in the last quarter of 1999 amounted to NIS 164 million compared with NIS 281 million in the corresponding quarter of the previous year. The percentage of general and administrative expenses from sales declined from 8.4% in the corresponding quarter of the previous year to 6.9% in the last quarter of 1999. The decline in administrative expenses occurred mainly as a result of the downsizing of Tadiran's headquarters. A decline stemming from the administrative expenses of Tadiran Telecommunications amounted to NIS 34 million, and of other companies which had previously been consolidated, to NIS 51 million.

     KOOR'S OPERATING PROFIT in the last quarter of 1999 amounted to NIS 190 million compared with NIS 155 million in the last quarter of 1998. The increase in operating profit in the last quarter of 1999 was recorded mainly in Telrad and also in Middle East Tubes and United Steel. The increase in operating profit was partially offset by the termination of the consolidation of Tadiran Telecommunications - NIS 76 million and a decline in operating profit, mainly in Makhteshim-Agan. The percentage of operating profit in the last quarter of 1999 is 8.0% compared with 4.6% in the corresponding quarter of the previous year.

     FINANCING EXPENSES in the fourth quarter of 1999 amounted to NIS 50 million compared with NIS 104 million in the fourth quarter of 1998. In order to make comparisons it is necessary to take into account the fact that in the fourth quarter of 1999 there was a real appreciation of 3.5% compared with a real devaluation of 3.5% in the corresponding quarter of the previous year. This led to a decrease in financing expenses, mainly in Koor - the parent company - and in other companies.

     OTHER INCOME, NET in the fourth quarter of 1999 amounted to NIS 79 million compared with other expenses amounting to NIS 253 million in the fourth quarter of the previous year. This item contains mainly capital gains of NIS 336 million from divesting holdings, mainly in Tadiran Com., compared with NIS 22 million in the corresponding quarter of the previous year. The other expenses in this item are primarily expenses for supplementary severance pay amounting to NIS 143 million, mainly in Makhteshim and Telrad compared with NIS 220 million in the corresponding quarter of the previous year. This item also contains other expenses amounting to NIS 123 million for a decline in asset value, mainly in Makhteshim and United Steel compared with NIS 47 million in the fourth quarter of 1998.

     INCOME TAX EXPENSES in the last quarter of 1999 amounted to NIS 65 million compared with income of NIS 29 million in the corresponding quarter of the previous year. The increase in this item is due to capital gains taxes, mainly from the realisation of Tadiran Com., amounting to NIS 152 million, which was offset by recording tax income of NIS 79 million resulting from the fact that utilisation of capital losses and part of the business losses transferred for tax purposes became possible. In addition, there was an increase in the amount of income tax in Telrad compared with a decrease in Makhteshim-Agan.

     EQUITY IN THE PROFITS OF AFFILIATED COMPANIES in the last quarter of 1999 amounted to NIS 31 million compared with NIS 19 million in the corresponding quarter of the previous year. This item consists mainly of Koor's equity in the profits of ECI, less Koor's equity in the losses of BVR Systems.

     MINORITY INTEREST IN THE LOSSES OF CONSOLIDATED COMPANIES, NET in the last quarter of 1999 amounted to NIS 52 million compared with the minority interest in profits of NIS 46 million in the last quarter of 1998. This item contains mainly the minority interest in the losses of Makhteshim-Agan.

     NET PROFIT in the last quarter of 1999 reached NIS 237 million compared with a loss of NIS 200 million in the last quarter of 1998.

5.   LIQUIDITY AND SOURCES OF FINANCE

     WORKING CAPITAL as at 31 December, 1999 amounts to NIS 910 million, compared with NIS 3,487 million at 31 December, 1998. The current ratio is now 1.13, compared with 1.52 at the end of last year, and the quick ratio is now 0.85, compared with 1.16 at the end of last year.

     CASH FLOWS FROM OPERATING ACTIVITIES in 1999 amounted to NIS 721 million, compared with NIS 680 in 1998. Permanent cash flow from operating activities, i.e., net profit plus income and expenses not involving cash flows - amounted to NIS 717 million in 1999 compared with NIS 767 in 1998. The share of depreciation and amortisation amounts in the permanent cash flow in the reported year amounted to NIS 570 million compared with NIS 683 million in the corresponding period of the previous year. The decline in the assets and liabilities items linked to operating activities, mainly customers and receivables items less an increase in suppliers and payables in 1999, amounting to NIS 4 million, caused an increase in cash flow from operating activities compared with an increase in these items of NIS 88 million in the corresponding period of the previous year. The increase in the customers and receivables item of NIS 364 million occurred mainly at Telrad and Makhteshim-Agan and derived from an expansion of customer credit. The NIS 399 million increase in the suppliers and accounts Payable item occurred mainly at Makhteshim-Agan, Telrad and Tadiran.

     INVESTMENT ACTIVITIES in 1999 consumed NIS 1,743 million compared with NIS 4,296 million in 1998. Investment in fixed assets, net - after deduction of an investment grant - amounted to NIS 717 million, compared with NIS 1,133 million last year, and constitutes 125.8% of depreciation and amortisation, compared with 165.8% last year. Principal investments in the reported period were in Makhteshim-Agan, Mashav, Tadiran, Telrad and Y.D. Vehicles and Transportation. Receipts from the realisation of fixed assets and investments contributed NIS 833 million to cash flow from investment activities compared with NIS 926 million last year. This amount consists mainly of the consideration for realisation of the holdings in Tadiran Com., Tekem, Tadiran Information Systems, Contahal, Koor Finance, Merhav and others and also from the realisation of fixed assets, mainly in Sheraton Moriah Hotels and a car rental company and Tadiran.

     The investment in affiliated companies in 1999 amounted to NIS 887 million, primarily ECI - NIS 662 million, BVR - NIS 141 million, and City Tower and Herod's Hotel - NIS 70 million.

     The investment in consolidated companies in 1999 amounted to NIS 119 million, which consists mainly of the balance of Tadiran shares purchased in the framework of the purchase offer. The investment in consolidated companies which were consolidated for the first time in 1999 amounted to NIS 234 million and it consists mainly of the acquisition of Sheraton Moriah Hotels.

     FINANCING ACTIVITIES in 1999 contributed NIS 989 million compared with NIS 3,708 million last year. The long-term loans received in the reported period amounted to NIS 764 million, compared with NIS 3,395 million in the corresponding period last year. The major part of the loans were received in Makhteshim-Agan, Telrad, Tadiran, Koor - the parent company, Mashav and Middle East Tubes. Repayment of long-term loans and debentures in the reported period amounted to NIS 606 million in 1999, compared with NIS 685 million in 1998. The amount of long-term loan repayment refers mainly to Makhteshim-Agan, Koor - the parent company, Koor Issuances, Telrad, and Mashav. The increase in short-term credit, net, amounted in 1999 to NIS 914 million compared with NIS 173 million in 1998. Most of the increase was at Koor - the parent company, Tadiran, Mashav and United Steel..

     In 1999, a dividend was paid to the shareholders of Koor Industries Ltd. in the amount of NIS 144 million.

     TOTAL CASH AND CASH EQUIVALENTS declined in 1999 by NIS 43 million, net. The decline was mainly at Tadiran and Makhteshim-Agan and it was offset by an increase in cash, mainly at Koor - the parent company - and Telrad.

     AVERAGE CREDIT VOLUME

                                              NIS MILLIONS
                                              ------------
     Long term loans, including debentures       4,304
     Short-term credit                           2,938
     Supplier credit                             1,484
     Customer credit                             3,394


6.   EFFECT OF EXTERNAL FACTORS

     A. THE NEED TO DEVELOP NEW PRODUCTS AND DEPENDENCE ON THE SUPPLY OF KNOW-HOW FROM OVERSEAS IN THE TELECOMMUNICATIONS AND DEFENCE ELECTRONICS INDUSTRIES

          In 1999 and 1998 the telecommunications and defence electronics segments constituted 33.1% and 39.0% respectively of Koor's consolidated sales and 82.5% and 86.0% respectively of consolidated research and development expenses. In addition, the investment in ECI as at the balance sheet date amounting to NIS
          3.1 billion was included on the equity basis. These segments are characterised by extremely rapid technological developments. This is the reason that the degree of success in predicting technological changes is a significant factor in the capabilities of the telecommunications and defence electronics segments to grow and maintain their competitiveness.

     B.   DEPENDENCE ON EXPIRY OF PATENTS IN THE AGRO-CHEMICALS SEGMENT

          In 1999 and 1998 sales of the chemicals segment constituted 33.2% and 26.4% respectively of all Koor's consolidated sales. The companies in this segment specialise in the enhancement and production of generic products in the agro-chemical segment based on patents which have expired. The development of new generic products requires substantial investments in research and development, product licensing, setting up production lines and marketing. The success of market penetration of new generic products shortly after expiry of a patent is a prerequisite for the growth of the agricultural chemicals segment. Patent protection in Europe is valid for 20 years from the date of the application. In the initial segment of the patent period companies owning the patent license the product in various countries.

          In February 1997 European patent authorities approved an extension of the patent validity period in respect of patents submitted for registration since 1985 and onward. This extension of the patent period will guarantee the patent owner an exclusive selling period of 15 years from the date of receipt of the first license provided that the extension does not exceed 5 years. In most countries the marketing of new products is contingent upon obtaining a license from the qualified authorities. Obtaining licenses is a lengthy process involving substantial costs. A possible delay in the development of new products and/or obtaining the requisite licenses is liable to have a negative effect on the results of operations and the financial condition of this segment.

     C.   DECLINE IN DEMAND FOR MILITARY PRODUCTS

          In 1999 and 1998 the sales of military products constituted 14.6% and 10.9% respectively of all Koor's consolidated sales. In the world and in Israel the trend is for a decline in demand for military products. A strengthening of this trend is liable to have a negative effect on productivity and the financial condition, particularly in the defence electronics segment.

     D.   DEPENDENCE ON KEY CUSTOMERS AND SUPPLIERS

          Telrad is largely dependent on its relationship with Nortel which is a supplier of know-how, a shareholder and key customer of the company. This dependence will be substantially reduced after conclusion of the transaction with Nortel (see 2 D2 above).

     E.   GOVERNMENT CONTRACTS

          Some of the government contracts, under which the purchases from the Koor Group companies are effected contain a termination for convenience clause which permits the customer to terminate a contract at its discretion. Should a contract be terminated for this reason the company is entitled to reimbursement of the expenses incurred in the framework of the terminated contract, and in most cases it is also entitled to compensation for expected loss of profit. However, in certain contracts, or under special circumstances pursuant to other contracts, the company is liable not to be entitled to any compensation at all or only to partial compensation, and is therefore obliged to bear losses equivalent to its investments in the project. Furthermore, some of the contracts contain clauses permitting a temporary suspension of the contract, where in some cases the customer is not obligated to compensate the company for costs incurred as a result of the suspension.

     F.   DEPENDENCE ON GOVERNMENT POLICIES OF SUPPORT FOR INDUSTRY

          In 1999 and 1998 Koor benefited from government grants in the area of investment encouragement and research and development as follows:

                                               1999             1998
                                           NIS MILLIONS     NIS MILLIONS
                                           ------------     ------------
          Investments grant                     45                16
                                           ============     ============
          Research and development              52               144
                                           ============     ============

          A change in government policy in these areas is liable to have a negative effect on profitability and the company's financial condition.

     G.   CHANGES IN THE EXCHANGE RATE AND THE EFFECT OF INFLATION

          Exports constitute a substantial part of Koor's sales. Exporting companies receiving most of their export considerations in US dollars and other foreign currencies bear a considerable proportion of the costs in Israeli currency. Other companies, whose sales are destined for the local market, bear part of the costs in US dollars and other foreign currencies. The income of the telecommunications, defence electronics and chemicals segments is in US dollars while some of the costs are in Israeli currency and some are linked to the CPI. In addition, some of the loans are linked to the US dollar or to other foreign currencies or the CPI. In order to finance investments in ECI and consolidated companies, Koor - the parent company - took out dollar-linked loans, which as at the balance sheet date amount to approximately NIS 2.4 billion, of which dollar-linked loans amounting to approximately NIS 1.9 billion are specific loans for the acquisition of companies whose operating currency is the US dollar, and consequently exchange rate differentials therefor are allocated to the adjustments deriving from translation of the financial statements of investee companies in foreign currency. These are the reasons that the creation of gaps between devaluation rates and the rate of inflation is liable to have a negative effect on the operating results and on the financial condition of the company.
          As at the balance sheet date, pursuant to a resolution passed by the Board of Directors, protection transactions amounting to approximately $350 million were concluded in order to hedge dollar loans, net and considerations received after the balance sheet date. Since the date of the annual financial statements Koor regards the US dollar as its operating currency and consequently significant dollar hedging transactions have not been concluded after the date of the balance sheet.

     H.   TRADE RESTRICTIONS

          1) The Commissioner of Restrictive Trade Practices approved certain marketing arrangements in respect of MAKHTESHIM-AGAN. UNITED STEEL MILLS (United Steel) was not declared a monopoly in the supply of its products, including embossed steel for construction, however, in the framework of a settlement with the Restrictive Trade Practices Authority, it undertook to comply with the rules laid down by the Commissioner. USM will examine the possibility of requesting the cancellation of these rules depending on the development of competition in the steel market. On 28 August, 1997 United Steel was declared a monopoly (monopsony) in respect of the purchase in Israel of the scrap steel used as a raw material in its products. In this specific market it is therefore subject to the provisions of the Restrictive Trade Practices Law 5748 - 1988, which relates to the matter of monopolistic behaviour.

          2) In October 1997, following the publication of a newspaper article containing details about alleged violations of the law regarding price coordination and the lack of competition, between TADIRAN and its subsidiary TADIRAN TELECOMMUNICATIONS and TELRAD, the Commissioner of Restrictive Trade Practices (the "Commissioner") conducted an investigation in the offices of Koor, Telrad, Tadiran and Tadiran Telecommunications during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested. Pursuant to the law, fines can be imposed on the violating party and consequences in the civilian domain are possible should it be proven that damage stemming from a breach of the law was incurred.

             On 13 December, 1998 the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (the "Authority") had concluded the investigation launched during the past year in connection with suspected restrictive arrangements between Koor, Tadiran Telecommunications, Telrad, Bezeq and Bezeqcall relating to the supply of switchboards for public switching and to C.P.E. operations. According to information released to the press by the Commissioner, the investigators of the Investigation Department of the Authority recommended submitting indictments against some of the investigated employees regarding some of the suspicions investigated, and that the Legal Department of the Authority was to decide if offenses were in fact committed and if there is sufficient evidential basis for a trial. Since said press release nothing has been mentioned regarding the details of the findings of the Legal Department of the Authority.

             The managements of Koor, Tadiran and Telrad, after consulting with their legal advisers, are of the opinion that, at this stage, as long as the results of the Commissioner's investigations have not been published, it is still impossible to assess potential developments in the matter, and to determine whether a significant loss is expected to result. Accordingly it was not considered appropriate to make any provision for this matter in the financial statements.

          3) Pursuant to the directives of the Commissioner in the terms of the permit granted for a merger of Claridge Group with the Company and the amendments thereto, various restrictions were imposed on Claridge Group, Koor and the companies in the Koor Group. Upon conclusion of the sale of Koor's holding in Mashav Initiation and Development Ltd. these restrictions were cancelled.

     I.   PRESERVATION OF THE ENVIRONMENT

          The activity of the companies in the Koor Group is liable to harm environmental preservation since it produces, uses, conducts, stores and sells poisonous and other materials. The companies believe that they comply with the provisions of the relevant laws and regulations. The companies have incurred significant expenses and made significant investments to comply with environmental regulations and laws. Koor is unable to estimate the scope of additional investments which are liable to become necessary following further demands, if any, by virtue of amendments to the law, including investments in the adaptation of products to requirements. It should be noted that the risks of causing environmental damage cannot be insured.

     J.   ADDRESSING THE Y2K ISSUE

          The essence of the year 2000 issue (Y2K) is possible failure of computer systems in reading the date.

          The matter relates to data which are stored in data bases, application programs, computer platform systems, computer-embedded systems (such as production systems, switchboards and elevators) and the like, in which the date is defined in a 6-character field (in which 2 characters represent the year), rather than an 8-character field (in which 4 characters represent the year).

          In addition, in some systems the digits "99" in the year field were defined as a combination that does not indicate the year 1999.

          Data systems from the high-risk group which are not adapted are susceptible to a range of malfunctions, including total shutdown, partial work, or work accomplished while providing erroneous data to users who will be unaware of the errors.

          Such malfunctions could well harm the current operations of the corporation, including its financial reporting.

          The Company sees fit to emphasise that an inherent uncertainty exists in respect of the Y2K issue.

          It is not possible to guarantee that all aspects of the Y2K issue impacting on Group companies, including aspects relating to third parties, will be fully resolved.

          Critical systems have been identified in all companies in the Group. These systems are operated mainly by outside entities (service providers). The Group's companies have implemented a strategy of action for dealing with the Y2K issue, which includes the formulation of contingency plans.
          According to reports from companies in the Group, by the date of this report, no failures and/or malfunctions relating to the Y2K issue had been detected in the transition to the year 2000, or on other dates defined as critical.

          Pursuant to the Securities Regulations, below is a report on how Koor is addressing the Y2K issue.




                           ATTACHED QUESTIONNAIRE
                                  ADDENDUM
                               (Regulation 2)

                     REPORT ON ADDRESSING THE Y2K ISSUE

1.  DETAILS OF PLANS FOR SOLVING Y2K BUG PROBLEMS

    a. Do you have a list of computer systems and computer-integrated systems used by the corporation in its operations? YES

    b.  Have you identified critical systems?   YES

    c.  Are the systems operated by the corporation?  Yes/No

        IN SOME OF THE INVESTEE COMPANIES, OPERATION IS BY THE CORPORATIONS THEMSELVES AND OTHERS ARE OPERATED BY OUTSIDE ENTITIES, SUCH AS SERVICE PROVIDERS.

    d. If the answer to (c) is no, state whether the service is provided by a service provider, a subsidiary or other entity, and what means the corporation is employing to ensure organisation in good time for the year 2000.

        THE CORPORATIONS APPLIED TO THE PROVIDERS OF THE DATA FOR RECEIPT OF A DOCUMENT OF READINESS OF THE SYSTEMS FOR THE YEAR 2000, INCLUDING THE METHODS EMPLOYED FOR DEALING WITH THE ISSUE. IN THIS CONTEXT, AN EXPLANATION IS REQUIRED OF INTERMEDIATE SITUATIONS, SUCH AS WHERE SOME OF THE SYSTEMS ARE MANAGED BY THE CORPORATION AND SOME BY OTHERS.
        THE SERVICE CAN BE PROVIDED TO AN INVESTEE CORPORATION BY AN OUTSIDE SERVICE PROVIDER, A SUBSIDIARY OR ANOTHER OUTSIDE ENTITY.

    e.  Does the corporation have plans for dealing with the Y2K issue? YES

        EACH OF THE INVESTEE CORPORATIONS HAS A PROGRAM FOR DEALING WITH THE Y2K ISSUE.

    f. If the answer to (e) is yes, to which systems does the program refer? (Circle the appropriate answers. More than one answer is possible.)

        (1) All systems
        (2) Critical systems
        (3) Computer-integrated systems
        (4) Communications systems
        (5) Interfaces with computer systems of third parties which are linked to the corporation's systems

        Give details:
        IN SOME OF THE CORPORATIONS THE PROGRAM RELATES TO ALL SYSTEMS, IN OTHERS IT RELATES ONLY TO THE CRITICAL SYSTEMS AND IN SOME ONLY TO SPECIFIC SYSTEMS.
        IN GENERAL, EACH INVESTEE CORPORATION HAS A PROGRAM FOR ADDRESSING THE Y2K ISSUE.

    g. If the answer to (e) is no, state the reasons therefor and how the corporation intends to address the Y2K issue.

        NOT APPLICABLE.

    h. If the Y2K bug problem is not material to the functioning of the corporation's computer systems, state the reason.

        NOT APPLICABLE.

2.  COST OF ADDRESSING THE Y2K ISSUE

    Give details of investments made in addressing the Y2K issue, according to financial year:

    Financial   Have costs or   If yes, describe the activities   Approximate
      year      budgets been     included in the planned costs      amounts,
                 designated?                                        in NIS
                                                                    millions
    -------------------------------------------------------------------------
      1998           YES        CONVERSION AND REPLACEMENT OF          46
                                SYSTEMS.

      1999           YES        CONVERSION, REPLACEMENT AND            86
                                ASSIMILATION OF SYSTEMS

      2000           YES        REPAIRS AND DEALING WITH ANY            4
                                PROBLEMS
    ------------------------------------------------------------------------

    For the current year - will the corporation meet the planned budget?

    AT THIS STAGE, EACH INVESTEE CORPORATION IS WITHIN THE PLANNED BUDGET.

3.  HUMAN RESOURCES FOR THE PLAN

    List the persons appointed to be responsible for implementation of the company's Y2K activities.

    EACH CORPORATION IN THE GROUP, INCLUDING COMPANY HEADQUARTERS, HAS APPOINTED A SENIOR PERSON TO BE RESPONSIBLE AND/OR A STEERING COMMITTEE TO COORDINATE THE HANDLING OF Y2K PROBLEMS.

4.  OUTSIDE PROFESSIONAL ASSISTANCE

    Have you hired professional assistance?     YES

    OUTSIDE PROFESSIONAL ASSISTANCE HAS BEEN HIRED BY SOME OF THE COMPANIES
        IN THE GROUP.

    If yes, state the type of assistance (more than one answer is possible).
    1. Assessment of the problem.
    2. Insertion of corrections in the system.
    3. System replacement.
    4. Internal audit.
    5. Instruction.
    6. Supplier assessment.
    7. Testing of communications systems to third party.

    IN EACH OF THE CORPORATIONS, THE OUTSIDE PROFESSIONAL ASSISTANCE RELATES TO SEVERAL OF THE TYPES OF ASSISTANCE LISTED ABOVE, AS MAY BE NECESSARY.

5.  PROGRESS ASSESSMENT

    a.  How is progress assessed? (more than one answer is possible).

        (1) Periodic discussions for assessing progress? In which forums?

            DISCUSSIONS IN THE STEERING COMMITTEES AND MANAGEMENTS OF THE GROUP'S CORPORATIONS.

        (2) Written reports on fixed dates? To whom?

            REPORTS ARE MADE IN WRITING, USUALLY TO CORPORATION MANAGEMENTS.

        (3) Describe any other monitoring methods.

            IN A NUMBER OF CASES, OTHER MEANS OF MONITORING AND CONTROL ARE IN PLACE, SUCH AS GANTT CHARTS AND COMPLIANCE WITH TIMETABLES.

    b. Does the Board of Directors receive a regular report? YES If yes, how often? If not, why not?

        SINCE JANUARY 1999, ALL THE INVESTEE CORPORATION AND THE COMPANY HAVE STARTED TO REPORT REGULARLY TO THEIR BOARDS OF DIRECTORS AT LEAST QUARTERLY.

6.  COMPLIANCE WITH TIMETABLE

    Is the company keeping to the timetable it set for itself for addressing
    the Y2K issue?         YES

    ALL OF THE INVESTEE CORPORATIONS HAVE REPORTED THAT THEY ARE KEEPING TO THE TIMETABLES SET FOR DEALING WITH THE Y2K ISSUE.

7.  CONTINGENCY PLAN FOR SYSTEM FAILURE

    Is there a contingency plan for system failure due to the Y2K issue? Yes/No If yes, describe the main points of the plan. If not, explain why not.

    SOME OF THE PRINCIPAL INVESTEE CORPORATIONS IN THE GROUP HAVE SUCH A
    PLAN.

8.  THIRD PARTY SYSTEMS

    Is there a list of existing third party systems which are critical for the operation of the corporation?

    YES

    To what extent are these systems ready?

    AS PART OF ITS ASSESSMENT OF THE PROBLEM, EACH CORPORATION MAPPED THIRD PARTY CRITICAL SYSTEMS. THE CORPORATIONS ADDRESSED THESE PARTIES FOR RECEIPT OF DOCUMENTS ATTESTING TO READINESS AND THE WAYS IN WHICH THEY ARE DEALING WITH THE ISSUE.
    COMFORT LETTERS HAVE NOT YET BEEN RECEIVED FROM ALL OF THESE ENTITIES. IN ADDITION, ALL THE COMPANIES OF THE GROUP ARE EXPOSED TO NATIONAL INFRASTRUCTURE SUPPLIERS SUCH AS ISRAEL ELECTRIC CORPORATION, BEZEQ, TRANSPORTATION INFRASTRUCTURES, ETC.

9.  ADDITIONAL INFORMATION

    State any additional information which you believe to be important for the reasonable investor, relating to the Y2K issue in your corporation.

    9.1 KOOR INDUSTRIES LTD. ("KOOR") IS A HOLDING COMPANY, ALL OF WHOSE BUSINESSES AND OPERATIONS ARE IN FACT MANAGED BY INVESTEE COMPANIES, AND THEREFORE THE EXTENT OF READINESS OF ITS INVESTEE COMPANIES IS LIABLE TO AFFECT KOOR ITSELF.
         MOST OF THE ACTIVITIES IN ADDRESSING THE Y2K ISSUE ARE CARRIED OUT IN THE INVESTEE COMPANIES. IN THESE COMPANIES, THE ISSUE INVOLVES MAINLY THE TELECOMMUNICATIONS AND DEFENCE ELECTRONICS FIELDS. IT IS POSSIBLE THAT KOOR WILL REALISE, IN RETROSPECT, THAT SOME OF THE ACTIONS WERE INADEQUATE, OR DO NOT PROVIDE AN APPROPRIATE SOLUTION TO THE Y2K PROBLEM, FOR A VARIETY OF REASONS, SUCH AS THE "DOMINO EFFECT" - FAILURE OF THE SYSTEMS OF INVESTEE COMPANIES AND/OR OF THIRD PARTIES WHICH AFFECT THE COMPANY (AND WHICH THE COMPANY DOES NOT CONTROL), INADEQUATE IMPLEMENTATION OF THE PLANS, INEXACT OR INCOMPLETE IDENTIFICATION OF POSSIBLE FAILURES BETWEEN THE COMPANY AND THE INVESTEE COMPANIES, AND FAILURES IN THE LINK BETWEEN DIFFERENT COMPUTER SYSTEMS (SUCH AS INTERFACES BETWEEN THE COMPUTER SYSTEMS OF THE COMPANY AND OTHER COMPUTER SYSTEMS).

    9.2 KOOR IS TAKING STEPS AND MAKING EFFORTS TO PREPARE ITSELF AND TO ENSURE THAT THE INVESTEE COMPANIES ARE ALSO READY FOR THE YEAR 2000. EACH COMPANY HAS APPOINTED A RESPONSIBLE SENIOR PERSON OR STEERING COMMITTEE TO COORDINATE AND MONITOR THE ISSUE, AND THESE ARE MONITORING THE ISSUE SO AS TO PINPOINT ANY PROBLEMS ASSOCIATED WITH THE ISSUE AND FIND SOLUTIONS IN A TIMELY MANNER.

    9.3 ALL OF THE COMPANIES IN THE GROUP ARE EXPOSED TO FAILURE OF THE SYSTEMS OF NATIONAL INFRASTRUCTURE PROVIDERS - ISRAEL ELECTRIC CORPORATION, BEZEQ, ETC.
         FURTHERMORE, IN SOME OF THE INVESTEE COMPANIES - SUCH AS TELRAD NETWORKS LTD. ("TELRAD"), TADIRAN LTD. ("TADIRAN") AND ECI TELECOM LTD. ("ECI") - ADDITIONAL EXPOSURE DERIVES FROM THE FACT THAT THEY SELL COMPUTER-EMBEDDED COMMUNICATIONS SYSTEMS. ON THIS POINT, SEE
         SECTION 9.6 BELOW.

    9.4 THE INFORMATION SET OUT HERE SHOULD NOT BE CONSTRUED AS A REPRESENTATION OR UNDERTAKING THAT KOOR, ITS INVESTEE COMPANIES OR ITS BUSINESS ENVIRONMENT WILL BE FULLY PREPARED FOR THE YEAR 2000, OR THAT FAILURES IN THIS REGARD WILL NOT CAUSE, DIRECTLY OR INDIRECTLY, MATERIAL DAMAGES IN THE COMPANY.

    9.5 THE INVESTEE COMPANIES IN WHICH KOOR'S INVESTMENT IS MATERIAL AND WHOSE SECURITIES ARE LISTED ON THE TEL AVIV STOCK EXCHANGE AS AT THE BALANCE SHEET DATE, ARE THESE: M. A. INDUSTRIES LTD., MIDDLE EAST TUBES LTD., UNITED STEEL MILLS LTD.

         THESE COMPANIES PUBLISHED THEIR FINANCIAL REPORTS SEPARATELY, AND THOSE REPORTS INCLUDE DETAILS OF THEIR ACTIVITIES IN RESPECT OF THE YEAR 2000 ISSUE, IN COMPLIANCE WITH THE SECURITIES REGULATIONS (RULES FOR REPORTING ON PREPARATION FOR SOLVING THE YEAR 2000 PROBLEM), 5758-1998, AND SHOULD BE REFERRED TO. ACCORDINGLY, THE STATEMENTS MADE HERE DO NOT REFER TO THOSE COMPANIES.

    9.6 KOOR HAS APPLIED TO THE INVESTEE COMPANIES, REQUESTING INFORMATION ON THEIR PREPARATIONS FOR THE YEAR 2000 TO WHICH IT COULD REFER IN THE ABOVE DIRECTORS' REPORT. BELOW ARE SOME OF THE POINTS WHICH AROSE, INTER ALIA, FROM THE QUESTIONNAIRES WHICH WERE FILLED IN BY THE INVESTEE COMPANIES. WE NOTE THAT THE REVIEW BELOW IS PRESENTED TO THE BEST OF KOOR'S KNOWLEDGE, AND IS BASED ON THE ANSWERS IT RECEIVED FROM THE INVESTEE COMPANIES.

         o ECI TELECOM LTD. (ECI) (IN WHICH KOOR'S HOLDING AS AT THE BALANCE SHEET DATE IS 34.1%) -ECI HAS PUBLISHED DETAILS OF ITS PREPARATIONS ACCORDING TO THE REPORTING RULES APPLICABLE TO IT.

         o TELRAD (HOLDING AS AT THE BALANCE SHEET DATE - 80%) - TELRAD ADVISED THAT A FIRST REPORT WAS CONVEYED TO THE BOARD OF DIRECTORS IN MARCH 1999, SINCE WHEN REPORTS HAVE BEEN MADE PERIODICALLY. ASSESSMENT OF PROGRESS IN DEALING WITH THE ISSUE IS MADE BY MEANS OF FOLLOW-UP DISCUSSIONS WITH THE RESPONSIBLE ENTITIES. ACCORDING TO ITS REPORTS, TELRAD HAS A DETAILED WORK PLAN FOR DEALING WITH THE ISSUE AND IS KEEPING TO THE TIMETABLE IT SET FOR ITSELF. TELRAD ALSO NOTED THAT IT HAS NOT YET COMPLETED ITS Y2K CONTINGENCY PLANS. THESE ARE IN PREPARATION. TO THE BEST OF TELRAD'S KNOWLEDGE, ITS BUSINESS ACTIVITIES ARE NOT EXPECTED TO BE SIGNIFICANTLY HARMED ON
             1.1.2000 AND ONWARDS.

             ACCORDING TO ITS REPORTS, TELRAD HAS MADE TIMELY PREPARATION WITH REGARD TO THE COMPUTER-EMBEDDED SYSTEMS WHICH IT SELLS TO ITS CUSTOMERS, AND, WHERE RELEVANT, HAS OFFERED THEM SOLUTIONS BY WAY OF APPROPRIATE UPGRADING AND ADAPTATION.

             SINCE 1 JUNE, 1999, THE OPERATION OF INFORMATION SYSTEMS IN THE CORPORATION IS OUTSOURCED TO A SUBCONTRACTOR, TADIRAN INFORMATION SYSTEMS LTD. (TIS), UNDER THE SUPERVISION OF THE CORPORATION'S OWN INFORMATION SYSTEMS MANAGER. TIS REPORTED THAT IT HAS A Y2K PROGRAM AND THAT IT IS OPERATING ACCORDINGLY.
             THE CORPORATION HAS REPORTED THAT IT DID NOT DETECT ANY SYSTEM FAILURES IN THE TRANSITION TO THE YEAR 2000.

         o TADIRAN (HOLDING AS AT BALANCE SHEET DATE - 100%) - MOST OF THE MANAGERIAL DATA SYSTEMS OF TADIRAN AND OF ITS SUBSIDIARIES WERE DEVELOPED AND ARE OPERATED BY TADIRAN INFORMATION SYSTEMS LTD. (TIS) BY OUTSOURCING. TADIRAN REPORTED THAT IT HAS Y2K PLANS UNDER AN AGREEMENT WITH TIS FOR THE ADAPTATION OF THE MANAGERIAL DATA SYSTEMS TO THE YEAR 2000, FOR ITSELF AND FOR ALL OF ITS SUBSIDIARIES. ACCORDING TO THE REPORTS, THE COMPANY AND ITS SUBSIDIARIES HAVE PLANS FOR DEALING WITH THE ISSUE AND ARE KEEPING TO THE TIMETABLES THEY SET FOR THEMSELVES.

             THE TADIRAN SUBSIDIARIES WHICH OPERATE INDEPENDENT DATA SYSTEMS (ENGINEERING AND PERSONAL) ARE EFFECTING THE ADAPTATIONS THEMSELVES OR, IN CASES OF PURCHASED SYSTEMS AND USE OF SERVICE PROVIDERS, THE CONVERSION IS EFFECTED BY THE SUPPLIER. ALL THE SYSTEMS, WHETHER SELF-OPERATED OR OPERATED BY ANOTHER, ARE INCLUDED IN THE Y2K PLANS AND ARE REVIEWED IN THE PROGRESS ASSESSMENT PROCESS.

             THE COMPANY ALSO REPORTED THAT ITS SUBSIDIARIES HAVE
             CONTINGENCY PLANS FOR SYSTEMS FAILURES.

             ON THE MATTER OF ADAPTATION OF COMPUTER-EMBEDDED PRODUCTS, WE NOTE THAT TADIRAN ITSELF DOES NOT SELL PRODUCTS. EACH OF ITS SUBSIDIARIES WHICH SELLS COMPUTER-EMBEDDED SYSTEMS HAS PRODUCT UPDATE PLANS WHICH ARE IMPLEMENTED IN RESPECT OF THEIR CUSTOMERS ACCORDING TO THEIR CONTRACTUAL COMMITMENTS. TADIRAN HAS REPORTED THAT IT DID NOT DETECT ANY SYSTEM FAILURES AMONG THE GROUP'S COMPANIES IN THE TRANSITION TO THE YEAR 2000.

         o MASHAV INITIATION AND DEVELOPMENT LTD. (HOLDING AS AT THE BALANCE SHEET DATE - 50%) - ACCORDING TO ITS REPORTS, MASHAV HAS PLANS FOR ADDRESSING THE ISSUE AND IS KEEPING TO THE TIMETABLE IT SET FOR ITSELF. THE COMPANY REPORTED THAT IT HAS Y2K CONTINGENCY PLANS. ON COMPLETION OF CONVERSION OF THE SYSTEMS, SIMULATION TESTS WERE CARRIED OUT FOR DATES BEYOND THE YEAR 2000. THE CORPORATION HAS REPORTED THAT IT DID NOT DETECT ANY SYSTEM FAILURES IN THE TRANSITION TO THE YEAR 2000.

    9.7 WE FURTHER CLARIFY THAT MALFUNCTIONS IN INVESTEE COMPANIES OF KOOR, WHETHER AS A RESULT OF ACTIVITIES WHICH TURN OUT TO BE INADEQUATE OR AS A RESULT OF HUMAN ERROR, ARE LIABLE TO CAUSE A CHAIN REACTION WHICH WILL ALSO AFFECT KOOR. IN ADDITION, SYSTEMS FAILURES IN A NUMBER OF INVESTEE COMPANIES COULD HAVE A CUMULATIVE EFFECT ON KOOR.

K.   QUALITATIVE REPORT REGARDING EXPOSURE TO MARKET RISKS AND MANAGEMENT
     METHODS

     1.   GENERAL

          Koor Industries Ltd. is a holding company, most of whose businesses and operations are managed by investee companies.
          Following is a list of the companies whose securities are listed for trading on the Tel Aviv Stock Exchange or on NASDAQ: M.A. Industries Ltd., Middle East Tubes Ltd., United Steel Mills Ltd., Knafayim - Arkia Holdings Ltd., ECI.
          These companies publish separate reports pursuant to the regulations by which they are bound, and reference should be made thereto. The information and clarifications provided here do therefore not relate to these companies.

     2.   RESPONSIBILITY

          2.1 The person responsible for market risks management is the Vice President and Chief Financial Officer, a senior company executive. Financial risk management in the company is implemented by the Corporate Finance Manager.

          2.2 The investee companies have appointed a person to be responsible for risk management (usually the Vice
               President/Chief Financial Officer in each of the corporations) in the reported year, or from 1 January, 2000.

     3. DETAILED DESCRIPTION OF THE MARKET RISKS TO WHICH THE CORPORATION IS EXPOSED

     3.1  CURRENCY RATE FLUCTUATIONS

          3.1.1   In respect of Koor - the parent company - see 5G above.

          3.1.2 The investee companies are exposed to currency rate fluctuations, since they have assets and liabilities which are not in the currency of the report (balance sheet exposure) and/or the linkage bases and expenses do not always correspond (economic exposure).

     3.2  INTEREST RATE CHANGES

          3.2.1 The majority of the corporation's financial shekel liabilities are linked to the CPI and bear fixed interest. Some of its shekel assets are linked to the CPI and bear interest, and some bear shekel nominal interest.

                  Dollar-denominated liabilities have fluctuating interest so that changes in the LIBOR interest rate are liable to affect the company's financing expenses.

          3.2.2 The investee companies relate to interest rate changes in a manner similar to the one described above.

     3.3  CHANGES IN THE PRICES OF SECURITIES

          The company has holdings in investee companies whose securities are listed on the Tel Aviv Stock Exchange and on NASDAQ. Changes in the prices of securities affect the market value of the investments. These holdings are defined as long-term holdings.

     3.4  FINANCIAL INSTRUMENTS

          3.4.1 The company uses various financial instruments (derivatives and non-derivatives), including futures contracts, purchase and sale of dollar rate options and CPI/dollar swap transactions.
                  The transactions are implemented for protection purposes. Following are details of the financial instruments as at 31 December, 1999:

                                                       $ MILLIONS
                                                       ----------
                     Dollar purchase options, net          195
                     Forward contracts                      88

          3.4.2 The investee companies make use of these financial instruments for hedging purposes only.

     3.5  CHANGES IN THE PRICES OF RAW MATERIALS AND COMMODITIES

          Some of the investee companies are exposed to the changes in the prices of raw materials and commodities. These companies enter into long-term agreements and set prices for periods of between six and twelve months in advance.

     3.6  OTHERS

          The company, by means of investee companies, operates in the tourism industry. This industry is exposed to security and political risks so that the Israeli security situation and political climate affect the level of activity in the industry. In addition, the tourism industry (primarily leisure tourism) is affected by the seasonal factor, an effect which is likely to vary between Israel's various tourist regions and in accordance with market segments.

     4.   CORPORATE MARKET RISK MANAGEMENT POLICY

     4.1  KOOR INDUSTRIES

          Koor's Board of Directors has approved its financial risk management policy, as follows:

          Koor has a policy of hedging balance sheet exposure caused by currency rate fluctuations, by using financial instruments and derivatives as described above.
          Koor does not apply a hedging policy to interest rates. It regards its holdings in investee companies whose securities are traded on the stock exchange as long-term holdings and does not institute a hedging policy.

          Koor has reached agreements to implement hedging transactions only with institutions bound by capital adequacy, and it also operates a mechanism to monitor market developments in real time which enables it to examine positions and decide on changes accordingly.

     4.2 The Board of Directors or committee of each investee company has established its own risk management policy and determined its degree of exposure. Some of the investee corporations have hired an outside adviser to examine and manage risks. Some of these corporations employ various financial instruments to engage in currency-hedging transactions. They do not trade in derivatives of a speculative nature, nor do they implement interest rate hedging transactions The manufacturing corporations which purchase raw materials usually protect themselves by long-term agreements for periods of between six and twelve months.
          Each investee corporation conducts transaction with banking corporations and financial institutions which are bound by capital adequacy.

     5.   MEANS OF SUPERVISION AND IMPLEMENTATION OF POLICY

          5.1  The measures taken at the corporation level are as follows:

               - Risk management policy approved by the company's Board of Directors.
               - The Board of Directors receives from time to time (usually every quarter) reports on application of policy and existing exposures.
               -  The policy is applied by the Chief Financial Officer.
               - The Finance Department monitors the degree of exposure and reacts to changes and developments in various markets.
               - The company prepares and preserves regular documentation of its transactions and their destinations.

          5.2 In investee companies the risk management policy has been approved by the Board of Directors of the company and supervision is implemented at the board level or by an appointed committee.

               Policy is implemented by a person appointed in every corporation (usually its CFO). Documentation of implemented transactions is maintained by the person responsible in every corporation.

     6. THE REASONS FOR THE BOARD OF DIRECTORS' DECISION TO AWARD GRANTS TO EACH OF THE FIVE HIGHEST WAGE EARNERS AMONG SENIOR EXECUTIVES IN 1999, PURSUANT TO REGULATION 21 OF THE SECURITY REGULATIONS (PERIODIC AND IMMEDIATE REPORTS) (AMENDMENT 2), 5760 -2000.

          GRANTS

          In 1999 the Board of Directors awarded grants to senior executives in light of their achievements in implementing the strategic plan and Koor's overall profitability. The scope of operations of the company's operations and attainment of goals was also taken into account.


7.  PRINCIPAL SUBSIDIARIES

     Below are selected data from the results from the financial statements of principal subsidiaries (in rounded and adjusted NIS millions):

                            1 - 12        CHANGE       10 - 12        CHANGE
                       ----------------   ------    ---------------   ------
                        1999     1998       %       1999     1998        %
                       -----    -----      -----   -----     -----     -----
SALES:
Tadiran (a)            2,631    4,719*     (44.2)    482     1,129*    (57.3)
Telrad                 1,933    1,449       33.4     564       361      56.2
Makhteshim-Agan (a)    3,541    3,327**      6.4     889       880       1.0
Mashav                 1,752    1,903       (7.9)    436       468      (6.8)
Middle East Tubes        196      241      (18.7)     59        52      13.5


NET PROFIT:
Tadiran (a)              591      273      116.5     301        40     652.5
Telrad                    95     (248)       -        41      (199)      -
Makhteshim-Agan (a)       36      203**    (82.3)    (75)       44       -
Mashav                   194      305***   (36.4)     57        47      21.3
Middle East Tubes          1      (39)       -         4       (23)      -


(a) The financial statements are adjusted on the basis of changes in the exchange rate of the dollar.
(*)   Including Tadiran Telecommunications.
(**) Proforma data reflecting the results of operations had the arrangement for changing the structure of the holdings been implemented at the beginning of the reported period.
(***) Including capital gain from sales of discontinued operations, net.




  /s/ Jonathan Kolber                             /s/ Avraham Harel
-----------------------------                ----------------------------
      JONATHAN KOLBER                                 AVRAHAM HAREL
   CEO AND VICE CHAIRMAN                              MEMBER OF THE
 OF THE BOARD OF DIRECTORS                          BOARD OF DIRECTORS


March 23, 2000